Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

PACIFIC CONTINENTAL CORPORATION,

PACIFIC CONTINENTAL BANK,

FOUNDATION BANCORP

and FOUNDATION BANK

Dated as of April 26, 2016

TABLE OF CONTENTS

1.	DEFINED TERMS		2

2.	MERGER		9

	2.1	The Merger	9
	2.2	Exchange Procedures	13
	2.3	Dissenters’ Shares	16
	2.4	The Bank Merger	16

3.	DISCLOSURE SCHEDULES		17

4.	REPRESENTATIONS AND WARRANTIES OF FOUNDATION BANCORP AND THE BANK		17

	4.1	Organization, Standing and Authority	17
	4.2	Authorized and Outstanding Stock and Other Rights	17
	4.3	Financial Statements; Internal Controls	18
	4.4	Articles of Incorporation, Bylaws, Minutes	20
	4.5	No Holding Company or Joint Ventures; Subsidiaries	20
	4.6	Books and Records	21
	4.7	Legal Proceedings	21
	4.8	Compliance with Laws	21
	4.9	Regulatory Matters	22
	4.10	Loans	22
	4.11	Commitments	23
	4.12	Investment Securities; BOLI	23
	4.13	Environmental Matters	23
	4.14	No Material Adverse Effect; Other Changes	24
	4.15	Regulatory Approvals; No Defaults	24
	4.16	Corporate and Shareholder Approval of Agreement, Binding Obligations	25
	4.17	Takeover Laws	25
	4.18	Tax Matters	26
	4.19	Real Property, Leased Personal Property	27
	4.20	Insurance	28
	4.21	Intellectual Property	28
	4.22	Material Contracts and Agreements; Defaults	30
	4.23	Employee Benefits	31
	4.24	Labor and Employment Matters	33
	4.25	Allowance for Loan and Lease Losses	34
	4.26	Repurchase Agreements	35
	4.27	Interests of Directors and Others	35
	4.28	Brokers and Finders	35
	4.29	Bank Secrecy Act; Anti-Money Laundering and OFAC and Customer Information; Patriot Act; Transactions with Affiliates	35
	4.30	Risk Management Instruments	36
	4.31	Derivative Transactions	36
	4.32	No Additional Representations	36

5.	REPRESENTATIONS AND WARRANTIES OF PCC AND PCB		37

	5.1	Organization, Standing and Authority	37
	5.2	Authorized and Outstanding Stock and Other Rights	37
	5.3	Financial Reports and Securities Documents; Internal Controls	37
	5.4	Articles of Incorporation and Bylaws	39
	5.5	Legal Proceedings	39

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	5.6	Regulatory Matters	39
	5.7	Material Adverse Effect	39
	5.8	Regulatory Approvals; No Defaults	39
	5.9	Corporate and Shareholder Approval of Agreement; Binding Obligations	40
	5.10	Brokers and Finders	40
	5.11	Financial Ability	40
	5.12	Interests of Directors and Others	40
	5.13	Compliance with Laws	40
	5.14	Tax Matters	41
	5.15	No Additional Representations.	41

6.	COVENANTS OF FOUNDATION BANCORP AND THE FOUNDATION BANCORP SUBSIDIARIES		42

	6.1	Conduct of Business of Foundation Bancorp Prior to the Effective Time	42
	6.2	Forbearances of Foundation Bancorp and the Foundation Bancorp Subsidiaries; Adverse Actions	42
	6.3	No Solicitation	45
	6.4	Takeover Laws and Provisions	46
	6.5	Shareholder Approval	46
	6.6	Consents and Regulatory Matters	46
	6.7	Reports, Financial Statements and Additional Information	47
	6.8	Taxes	47
	6.9	Rights of Access	48
	6.10	Updating and Correcting Information, Foundation Bancorp Disclosure Schedule	49
	6.11	Other Actions	49

7.	COVENANTS OF PCC		49

	7.1	Conduct of Business of PCC Prior to the Effective Time	49
	7.2	Forbearances of PCC and the PCC Subsidiaries; Adverse Actions	49
	7.3	Registration Statement; Blue Sky Filings; Nasdaq Listing	50
	7.4	Consents and Regulatory Matters	51
	7.5	Updating and Correcting Information	51
	7.6	Other Actions	52
	7.7	Employee Matters	52
	7.8	Indemnification of Directors and Officers; D&O Insurance	54
	7.9	Trust Preferred Securities	56

8.	CONDITIONS PRECEDENT		56

	8.1	Conditions to Each Party’s Obligation	56
	8.2	Conditions to Obligations of PCC and PCB.	56
	8.3	Conditions to Obligations of Foundation Bancorp and the Bank.	58

9.	CLOSING		59

10.	TERMINATION		59

	10.1	Procedure for Termination	59
	10.2	Effect of Termination	60
	10.3	Documents	61

11.	MISCELLANEOUS PROVISIONS		61

	11.1	Amendment or Modification	61
	11.2	Public Statements	61
	11.3	Confidentiality	61
	11.4	Waivers and Extensions	61

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11.5	Expenses	61
11.6	Binding Effect, No Assignment	62
11.7	Representations and Warranties	62
11.8	Specific Performance	62
11.9	No Benefit to Third Parties	62
11.10	Notices	62
11.11	Governing Law	63
11.12	Entire Agreement	63
11.13	Headings	63
11.14	Counterparts	63
11.15	Material Adverse Effect	63
11.16	Tax Treatment	64
11.17	Survival	65

Exhibit A-1	–	Form of Voting and Non-Competition Agreement
Exhibit A-2	–	Form of Voting Agreement
Exhibit B-1	–	Holding Company Plan of Merger
Exhibit B-2	–	Holding Company Articles of Merger
Exhibit C-1	–	Bank Plan of Merger
Exhibit C-2	–	Bank Articles of Merger
Exhibit D	–	Certificate of Vice Chairman and Interim Chief Executive Officer and Chief Financial Officer of Foundation Bancorp
Exhibit E	–	Certificate of President and Chief Financial Officer of PCC

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AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger is entered into effective as of the 26th day of April, 2016 (this “Agreement”), by and among Pacific Continental Corporation (“PCC”), Pacific Continental Bank (“PCB”), Foundation Bancorp (“Foundation Bancorp”), and Foundation Bank (the “Bank”).

RECITALS:

A. PCC is an Oregon corporation and bank holding company with its principal office in Eugene, Oregon.

B. PCB is an Oregon state-chartered bank with its principal office in Eugene, Oregon, and is a wholly-owned subsidiary of PCC.

C. Foundation Bancorp is a Washington corporation and bank holding company with its principal office in Bellevue, Washington.

D. The Bank is a Washington state-chartered bank, with its principal office in Bellevue, Washington, and is a wholly-owned subsidiary of Foundation Bancorp.

E. The Boards of Directors of Foundation Bancorp and the Bank have determined that the Mergers (defined below) are advisable and in the best interests of their respective shareholders and have approved and adopted this Agreement whereby PCC would acquire Foundation Bancorp by means of a merger of Foundation Bancorp with and into PCC (the “Merger”) on the terms and subject to the conditions set forth herein.

F. Immediately following the Merger, PCC intends that the Bank shall be merged with and into PCB (the “Bank Merger” and, together with the Merger, the “Mergers”), with PCB the resulting bank.

G. The Boards of Directors of PCC and PCB have determined that this Agreement and the Mergers are consistent with PCC’s and PCB’s business strategies and goals, and are in the best interests of PCC and PCB and their respective shareholders, and each has approved and adopted this Agreement.

H. PCC has required, as a condition to its willingness to enter into this Agreement, that each of the directors of Foundation Bancorp and each of certain officers of Foundation Bancorp, effective as of the date of this Agreement, enter into an agreement pursuant to which, among other things, each agrees to vote all shares of Foundation Bancorp Common Stock beneficially owned by such director or officer in favor of the actions contemplated by this Agreement and each of such directors and officers agrees to refrain from competing with PCC and/or PCB and their respective businesses for a period of time, and each such director or officer of Foundation Bancorp has entered into such agreements.

I. PCC has required, as a condition to its willingness to enter into this Agreement, that each entity that beneficially owns at least 5% of the outstanding shares of Foundation Bancorp Common Stock (including capital stock of Foundation Bancorp convertible into Foundation Bancorp Common Stock), effective as of the date of this Agreement, enter into an agreement pursuant to which, among other things, each agrees to vote all shares of Foundation Bancorp Common Stock beneficially owned by such shareholder in favor of the actions contemplated by this Agreement and each such shareholder of Foundation Bancorp has entered into such agreement.

J. Foundation Bancorp has received from Keefe, Bruyette & Woods, Inc., an opinion to the effect that as of the date of such opinion, and based upon and subject to the factors, assumptions and limitations set forth therein, the Merger Consideration to be received by Foundation Bancorp shareholders is fair to such shareholders from a financial point of view.

K. The parties intend that the transaction shall qualify, for federal income tax purposes, as a reorganization within the meaning of Section 368(a) of the Code (defined below), and that this Agreement shall constitute a “plan of reorganization” for purposes of Section 368(a) of the Code and within the meaning of Treasury Regulation Section 1.368-2(g).

AGREEMENT

In consideration of the mutual promises, and of the representations and warranties, covenants and agreements herein contained, the parties hereby enter into this Agreement and agree as follows:

1. DEFINED TERMS. For purposes of this Agreement, the following terms shall have the definitions given:

(a) “Acquisition Proposal” means any proposal or offer with respect to the following involving Foundation Bancorp or the Bank: (1) any merger, consolidation, share exchange, business combination or other similar transaction; (2) any sale, lease, exchange, pledge, transfer or other disposition of 15% or more of either of their respective consolidated assets or liabilities in a single transaction or series of transactions; (3) any tender offer or exchange offer for, or other acquisition of, 15% or more of the outstanding shares of either of their respective capital stock; or (4) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing, other than the Mergers provided for in this Agreement; provided, however, that as such term is used in clause (ii) of the first sentence of Section 6.3(a) hereof, the phrase “15% or more” in each of clauses (2) and (3) above shall be replaced by the phrase “more than 50%”.

(b) “ADA” has the meaning set forth in Section 4.19.

(c) “Aggregate Cash Consideration” means $19,334,017.50, as of the date of this Agreement, subject to potential adjustment as provided for herein, which is payable to the holders of Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock and Foundation Bancorp Preferred Stock.

(d) “Aggregate Stock Consideration” means the aggregate number of shares of PCC Common Stock issuable to holders of Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock and Foundation Bancorp Preferred Stock, as provided in Sections 2.1.4(b) and 2.1.7(b), subject to potential adjustment as provided for in Section 2.1.4(b). For the avoidance of doubt, the value of the Aggregate Stock Consideration issued by PCC pursuant to Section 2 may fluctuate based on the closing price per share of PCC Common Stock prior to the Effective Time, and as provided in Section 2.1.4(b).

(e) “Agreement” has the meaning set forth in the Preamble.

(f) “Allowance for Loan and Lease Losses” means, as of a specified date, the allowance for loan and lease losses and off-balance sheet commitments of the Bank maintained by management of the Bank at a level which is adequate for potential loan and lease losses and off-balance sheet commitments and as adjusted from time to time in accordance with the Bank’s established methodology (with such amount to be determined in accordance with GAAP and applicable regulatory accounting principles and consistent with the past practices of the Bank).

(g) “Bank” has the meaning set forth in the Preamble.

(h) “Bank Articles” means the articles of incorporation, as amended, of the Bank.

(i) “Bank Articles of Merger” means the Articles of Merger to be executed by PCB and the Bank and delivered to the Washington Secretary of State for filing, substantially in the form attached hereto as Exhibit C-2.

(j) “Bank Board” means the board of directors of the Bank.

(k) “Bank Bylaws” means the bylaws of the Bank.

(l) “Bank Common Stock” has the meaning set forth in Section 4.2(b).

(m) “Bank Merger” has the meaning set forth in the Recitals.

(n) “Bank Merger Date” has the meaning set forth in 2.4.1.

(o) “Bank Plan of Merger” means the Plan of Merger to be executed by PCB and the Bank and delivered to the Oregon Director for filing, substantially in the form attached hereto as Exhibit C-1.

(p) “Bank Secrecy Act” means the Federal Bank Secrecy Act, as amended, and its implementing regulations.

(q) “BOLI” has the meaning set forth in Section 4.12(b).

(r) “Book-Entry Shares” has the meaning set forth in Section 2.2(a).

(s) “Business Day” shall mean any day other than a Saturday or Sunday on which banks in the State of Oregon or Washington are not required or authorized by law to be closed.

(t) “Cash Election” has the meaning set forth in Section 2.1.5(a).

(u) “Cash Election Shares” has the meaning set forth in Section 2.1.5(a).

(v) “CFPB” means the Consumer Financial Protection Bureau.

(w) “Closing” has the meaning set forth in Section 9.

(x) “COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, as codified in Section 4980B of the Code and Section 601 et seq. of ERISA.

(y) “Code” means the Internal Revenue Code of 1986, as amended.

(z) “Confidentiality Agreement” means the letter agreement, dated as of February 4, 2016, by and between PCC and Foundation Bancorp.

(aa) “Confidentiality Policies” has the meaning set forth in Section 4.21(e).

(bb) “Consultants” has the meaning set forth in Section 4.24(c).

(cc) “Continuing Employees” has the meaning set forth in Section 7.7(b).

(dd) “Contract” means any agreement, contract, undertaking, obligation, instrument, note, power of attorney, evidence of indebtedness, purchase order, quotation, license or other commitment, whether oral or written, express or implied.

(ee) “Cumulative Cash Dividend” means the lump-sum cash dividend payable to holders of Foundation Bancorp Preferred Stock for the cumulative dividends remaining prior to the 5th anniversary of the issue date of such securities, as described in the Articles of Amendment for Series A Convertible Non-Cumulative Preferred Stock of Foundation Bancorp.

(ff) “D&O Insurance” has the meaning set forth in Section 7.8(d).

(gg) “Debentures” has the meaning set forth in Section 7.9.

(hh) “Derivative Transaction” has the meaning set forth in Section 4.31(c).

(ii) “Disclosure Schedule” has the meaning set forth in Section 3.

(jj) “Dissenters’ Shares” has the meaning set forth in Section 2.1.6.

(kk) “Dissenting Shareholder” means any holder of Dissenters’ Shares.

(ll) “Effective Date” is the date on which the Effective Time occurs, as provided for in Section 9.

(mm) “Effective Time” has the meaning set forth in Section 2.1.2.

(nn) “Election Deadline” has the meaning set forth in Section 2.1.5(b).

(oo) “Election Form” has the meaning set forth in Section 2.1.5(a).

(pp) “Employee Benefit Plan” means a bonus, deferred compensation, incentive compensation, stock purchase, stock option, restricted stock, stock appreciation, stock-based, employment or consulting, severance pay or benefit, retention, change in control, savings, retiree medical or life insurance, medical insurance, life or other insurance, vacation, welfare benefit, fringe benefit, cafeteria, retirement, supplemental retirement, profit-sharing or pension benefit plan, program, agreement or arrangement, and each other employee benefit or compensation plan, program, agreement or arrangement, including each “employee benefit plan” within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA.

(qq) “Environmental Laws” means all applicable local, state and federal environmental, health and safety laws and regulations, including, without limitation, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Federal Clean Air Act, and OSHA, each as amended, the regulations promulgated thereunder, and their respective state counterparts.

(rr) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(ss) “ERISA Affiliate” has the meaning set forth in Section 4.23(c).

(tt) “Exchange Act” means the Securities Exchange Act of 1934, as amended, and, to the extent the context requires, the rules promulgated thereunder.

(uu) “Exchange Agent” means Computershare Trust Company, N.A.

(vv) “Fairness Opinion” has the meaning set forth in Section 4.28.

(ww) “FDIC” means the Federal Deposit Insurance Corporation.

(xx) “FHA” means the Federal Housing Administration.

(yy) “FHLMC” means the Federal Home Loan Mortgage Corporation.

(zz) “FINRA” means the Financial Industry Regulatory Authority.

(aaa) “FNMA” means the Federal National Mortgage Association.

(bbb) “Foundation Bancorp 401(k) Plan” has the meaning set forth in Section 7.7(g).

(ccc) “Foundation Bancorp Articles” means the articles of incorporation, as amended, of Foundation Bancorp.

(ddd) “Foundation Bancorp Board” means the board of directors of Foundation Bancorp.

(eee) “Foundation Bancorp Bylaws” means the bylaws of Foundation Bancorp.

(fff) “Foundation Bancorp Certificates” has the meaning set forth in Section 2.2(a).

(ggg) “Foundation Bancorp Common Stock” means the common stock, $1.00 par value, of Foundation Bancorp.

(hhh) “Foundation Bancorp Financial Statements” has the meaning set forth in Section 4.3(a).

(iii) “Foundation Bancorp Insurance Policies” has the meaning set forth in Section 4.20.

(jjj) “Foundation Bancorp Meeting” has the meaning set forth in Section 6.5.

(kkk) “Foundation Bancorp Off Balance Sheet Transaction” has the meaning set forth in Section 4.3(g).

(lll) “Foundation Bancorp Plans” has the meaning set forth in Section 4.23(a).

(mmm) “Foundation Bancorp Preferred Stock” means the $15,000,000 Series A Convertible Non-Cumulative Preferred Stock, $1.00 par value per share, of Foundation Bancorp, which are convertible into 1,500,000 shares of Foundation Bancorp Common Stock, as set forth in the Foundation Bancorp Articles.

(nnn) “Foundation Bancorp Property” has the meaning set forth in Section 4.13.

(ooo) “Foundation Bancorp Proprietary Rights” has the meaning set forth in Section 4.21(b).

(ppp) “Foundation Bancorp Real Property” has the meaning set forth in Section 4.19.

(qqq) “Foundation Bancorp Restricted Stock” has the meaning set forth in Section 4.2(a).

(rrr) “Foundation Bancorp Stock Plan” has the meaning set forth in Section 4.2(a).

(sss) “Foundation Bancorp Subsidiary” means any Person of which (i) Foundation Bancorp directly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions, or (ii) Foundation Bancorp is, or directly or indirectly has the power to appoint, a general manager, manager or managing member, including the Bank.

(ttt) “Foundation Bancorp Welfare Plans” has the meaning set forth in Section 7.7(a).

(uuu) “Foundation Loans” has the meaning set forth in Section 4.10.

(vvv) “FRB” means the Board of Governors of the Federal Reserve System and the Federal Reserve Bank of San Francisco.

(www) “GAAP” means accounting principles generally accepted in the United States.

(xxx) “GNMA” means the Government National Mortgage Association.

(yyy) “Governmental Authority” means any court, administrative agency or commission or other federal, state or local governmental authority or instrumentality, and includes all Regulatory Authorities.

(zzz) “Hazardous Material” means, collectively, (i) any “hazardous substance” as defined by the Comprehensive Environmental Response, Compensation and Liability Act, (ii) any “hazardous waste” as defined by the Resource Conservation and Recovery Act, as amended through the date hereof, and (iii) other than common office supplies, any pollutant or contaminant or hazardous, dangerous or toxic chemical, waste, material or substance within the meaning of Environmental Laws or any other applicable Federal, state or local law, regulation, ordinance or requirement (including consent decrees and administrative orders) relating to or imposing liability or standards of conduct concerning any hazardous, toxic or dangerous chemical, waste, substance or material, all as now in effect.

(aaaa) “Holding Company Articles of Merger” means the Articles of Merger to be executed by PCC and Foundation Bancorp and delivered to the Washington Secretary of State for filing, substantially in the form attached hereto as Exhibit B-2.

(bbbb) “Holding Company Plan of Merger” means the Plan of Merger to be executed by PCC and Foundation Bancorp and delivered to the Oregon Secretary of State for filing, substantially in the form attached hereto as Exhibit B-1.

(cccc) “Indemnified Parties” has the meaning set forth in Section 7.8(a).

(dddd) “Indenture” has the meaning set forth in Section 7.9.

(eeee) “IT Assets” has the meaning set forth in Section 4.21(f).

(ffff) “Knowledge” means the actual knowledge, after reasonable inquiry, (i) with respect to Foundation Bancorp or the Bank, of Duane Woods, Randy Cloes, Brett Ballman, Richard Deglman, Jocelyn Lane or Eileen Magnusson, or any successor to any such officer, and (ii) with respect to PCC or PCB, of Roger Busse, Richard Sawyer, Damon Rose, Mitch Hagstrom, Casey Hogan or Rachel Ulrich, or any successor to any such officer.

(gggg) “Lien” means any charge, mortgage, pledge, security interest, restriction, claim, lien or encumbrance of any kind.

(hhhh) “Loan” means a written or oral agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) payable to the Bank.

(iiii) “Local Barriers Acts” has the meaning set forth in Section 4.19.

(jjjj) “Material Adverse Effect” has the meaning set forth in Section 11.15.

(kkkk) “Material Contracts” means those Contracts on the Foundation Bancorp Disclosure Schedule listed under Section 4.22 thereof or Contracts that should have been listed on the Foundation Bancorp Disclosure Schedule pursuant to Section 4.22.

(llll) “Merger” has the meaning set forth in the Recitals.

(mmmm) “Merger Consideration” has the meaning set forth in Section 2.1.4.

(nnnn) “Mergers” has the meaning set forth in the Recitals.

(oooo) “Mixed Election” has the meaning set forth in Section 2.1.5(a).

(pppp) “No-Election Shares” has the meaning set forth in Section 2.1.5(a).

(qqqq) “Non-Election” has the meaning set forth in Section 2.1.5(a).

(rrrr) “OBCA” means the Oregon Business Corporation Act.

(ssss) “Order” means any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) enacted, issued, promulgated, enforced or entered by any court or other Governmental Authority of competent jurisdiction.

(tttt) “Oregon Director” means the Director of the Oregon Department of Consumer and Business Services acting by and through the administration of the Division of Finance and Corporate Securities.

(uuuu) “OSHA” has the meaning set forth in Section 4.19.

(vvvv) “Patriot Act” means the United and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA Patriot Act) of 2001 and the regulations promulgated thereunder.

(wwww) “PBGC” means the Pension Benefit Guaranty Corporation.

(xxxx) “PCB” has the meaning set forth in the Preamble.

(yyyy) “PCB 401(k) Plan” has the meaning set forth in Section 7.7(e).

(zzzz) “PCB Board” means the board of directors of PCB.

(aaaaa) “PCB Welfare Plans” has the meaning set forth in Section 7.7(b).

(bbbbb) “PCC” has the meaning set forth in the Preamble.

(ccccc) “PCC Articles” means the articles of incorporation, as amended, of PCC.

(ddddd) “PCC Board” means the board of directors of PCC.

(eeeee) “PCC Bylaws” means the bylaws, as amended, of PCC.

(fffff) “PCC Common Stock” means the shares of PCC common stock, no par value per share, issued and outstanding from time to time.

(ggggg) “PCC Subsidiaries” means any Person of which (i) PCC directly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions, or (ii) PCC is, or directly or indirectly has the power to appoint, a general manager, manager or managing member, including PCB.

(hhhhh) “Per Share Cash Consideration” has the meaning set forth in Section 2.1.4(a).

(iiiii) “Per Share Stock Consideration” has the meaning set forth in Section 2.1.4(b).

(jjjjj) “Permitted Liens” has the meaning set forth in Section 4.19.

(kkkkk) “Person” means an individual, bank, corporation, partnership, limited liability company, joint venture, trust, unincorporated association or organization, government body, agency or instrumentality, or any other entity or group. For purposes of this definition, the meaning of the term “group” shall be determined in accordance with Section 13(d)(3) of the Exchange Act and the rules of the SEC promulgated thereunder.

(lllll) “Previously Disclosed” by a party means information set forth in its Disclosure Schedule or, in the case of PCC, also as disclosed in its periodic reports filed with the SEC under the Exchange Act prior to the date hereof, or any registration statement filed under the Securities Act or prior to the date hereof, in the case of Foundation Bancorp, also as disclosed in the Foundation Bancorp Financial Statements or reports to shareholders made available to PCC (other than any general, non-specific disclosure set forth in such filed SEC documents contained in any risk factor section thereof, in any section relating to forward-looking statements and any other general, non-specific disclosures included therein to the extent that they are cautionary, predictive or forward-looking in nature).

(mmmmm) “Proprietary Rights” has the meaning set forth in Section 4.21(a).

(nnnnn) “Prospectus/Proxy Statement” means the Prospectus/Proxy Statement referred to in Section 7.3(a), to be provided to all shareholders of Foundation Bancorp in connection with the submission of approval of the Merger to a shareholder vote.

(ooooo) “RCW” means the Revised Code of Washington.

(ppppp) “Reallocated Cash Shares” has the meaning set forth in Section 2.1.5(d)(i)(3).

(qqqqq) “Reallocated Stock Shares” has the meaning set forth in Section 2.1.5(d)(ii)(2).

(rrrrr) “Registration Statement” has the meaning assigned to such term in Section 7.3(a).

(sssss) “Regulatory Authority” means any federal, state or local governmental agency or authority charged with the supervision or regulation of financial institutions and their subsidiaries (and including their holding companies) or issuers of securities (including, without limitation, the Oregon Director, the Washington Director, the FRB, the FDIC and the CFPB).

(ttttt) “Resulting Bank” has the meaning set forth in Section 2.4.2.

(uuuuu) “Rights” means, with respect to any Person, securities or obligations convertible into or exercisable or exchangeable for, or giving to any other party any right to subscribe for or acquire, or any options, calls or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price or value of, shares of capital stock of such Person.

(vvvvv) “SBA” means the Small Business Administration of the Department of Commerce.

(wwwww) “SEC” means the Securities and Exchange Commission.

(xxxxx) “Securities Act” has the meaning set forth in Section 7.3(a).

(yyyyy) “Securities Documents” has the meaning set forth in Section 5.3(a).

(zzzzz) “Stock Election” has the meaning set forth in Section 2.1.5(a).

(aaaaaa) “Stock Election Shares” has the meaning set forth in Section 2.1.5(a).

(bbbbbb) “Superior Proposal” has the meaning set forth in Section 6.3(a).

(cccccc) “Surviving Corporation” has the meaning set forth in Section 2.1.1.

(dddddd) “Takeover Laws” and “Takeover Provisions” have the meanings set forth in Section 4.17.

(eeeeee) “Tax” or “Taxes” means any and all federal, state, local or foreign taxes, charges, fees, levies, duties, tariffs, imposts, other assessments and other similar fees or similar charges, however denominated (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto), the liability for which is imposed by any government or taxing authority, by contractual agreement, as a result of being a member of any affiliated, consolidated, combined, unitary or similar group, as a successor to or transferee of another person, or otherwise, including, without limitation, all income, franchise, windfall or other profits, gross receipts, license, property, sales, use, service, service use, capital stock, payroll, employment, social security, disability, severance, workers’ compensation, employer health, unemployment compensation, net worth, excise, escheat, unclaimed property, withholding, estimated, severance, occupation, customs, duties, fees, ad valorem, property, environmental, stamp, transfer, value added, gains, license, registration, recording and documentation fees or other taxes, custom duties, fees, assessments or charges of any kind whatsoever.

(ffffff) “Tax Return” or “Tax Returns” means returns, declarations, reports, statements, elections, estimates, claims for refund, information returns or other documents (including, without limitation, any related or supporting schedules, exhibits, statements or information, any amendment to the foregoing, and any sales and use and resale certificates) filed or required to be filed in connection with the determination, assessment, payment, deposit, collection or reporting of any Taxes of any party or the administration of any laws, regulations or administrative requirements relating to any Taxes.

(gggggg) “Total Shareholders’ Equity” means, as of a specified date, the total of Foundation Bancorp’s common stock, preferred stock, surplus, retained earnings and accumulated other comprehensive income as reflected on the books and records of Foundation Bancorp, after the following adjustments: (a) adding back any expense for loan loss provision on an after-Tax basis using Foundation Bancorp’s then effective Tax rate, (b) adding back any Transaction Expenses incurred or accrued for on an after-Tax basis using Foundation Bancorp’s then effective Tax rate, (c) deducting the accumulated other comprehensive income, and (d) adding back any Cumulative Cash Dividend paid to the holders of Foundation Bancorp Preferred Stock, all such amounts to be determined in accordance with GAAP and applicable regulatory accounting principles.

(hhhhhh) “Trade Secrets” has the meaning set forth in Section 4.21(a).

(iiiiii) “Transaction Expenses” has the meaning set forth in Section 11.5.

(jjjjjj) “Trust Preferred Assumption” has the meaning set forth in Section 7.9.

(kkkkkk) “VA” means the U.S. Department of Veterans Affairs.

(llllll) “Voting Agreement” means the voting agreement entered into effective as of the date hereof by and among PCC and each of those shareholders of Foundation Bancorp specified in Recital I, substantially in the form attached hereto as Exhibit A-2.

(mmmmmm) “Voting and Non-Competition Agreements” means (i) the voting agreements effective as of the date hereof between PCC and each of the senior executive officers of Foundation Bancorp listed in Section 1(ffff), and (ii) the voting and non competition agreements effective as of the date hereof between PCC and each of the directors of Foundation Bancorp, each substantially in the relevant form attached hereto as Exhibit A-1.

(nnnnnn) “WBCA” means the Washington Business Corporation Act (Title 23B of the RCW), as amended.

(oooooo) “Washington Director” means the Agency Director of the Washington State Department of Financial Institutions.

2. MERGER.

2.1 The Merger.

2.1.1 On and subject to the terms and conditions of this Agreement and the Agreement of Merger, Foundation Bancorp shall be merged with and into PCC at the Effective Time, whereupon the separate existence of Foundation Bancorp shall cease and PCC shall be the surviving corporation (the “Surviving Corporation”). The directors and officers of PCC shall become the directors and officers of the Surviving Corporation at and as of the Effective Time; provided, that two directors from Foundation Bancorp shall be designated to serve on and appointed to the PCC Board and the PCB Board at and as of the Effective Time. It is PCC’s current expectation, subject to PCC Board approval, that the individuals to be designated to serve on and appointed to the PCC Board and the PCB Board will be Thomas Ellison and Duane Woods. The Articles of Incorporation and Bylaws of PCC will be the Articles of Incorporation and Bylaws of the Surviving Corporation. From and after the Effective

Time, the Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of Foundation Bancorp and PCC.

2.1.2 Subject to the satisfaction or waiver of the conditions set forth in Section 8, the Merger shall become effective upon the occurrence of the filing of the Holding Company Plan of Merger with the Oregon Secretary of State as required under the OBCA and the filing of the Holding Company Articles of Merger with the Washington Secretary of State as required under the WBCA, and as of the date set forth in the Certificate of Merger issued by the Oregon Secretary of State, or such later date and time as may be set forth in such filing (the time the Merger becomes effective on the Effective Date being referred to as the “Effective Time”).

2.1.3 At and as of the Effective Time, each outstanding share of Foundation Bancorp Common Stock that is owned by Foundation Bancorp as treasury stock immediately prior to the Effective Time shall no longer be issued and shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

2.1.4 Merger Consideration. Subject to Sections 2.1.5, 2.1.6, 2.1.7, 2.2, 2.3, 10.1(d), and 11.5, at and as of the Effective Time, automatically by virtue of the Merger and without any action on the part of any Person, each share of Foundation Bancorp Common Stock (other than Dissenters’ Shares) issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive the following (the “Merger Consideration”):

(a) Cash in an amount equal to $12.50 (the “Per Share Cash Consideration”); or

(b) 0.7911 shares of PCC Common Stock (the “Per Share Stock Consideration”). If, between the date hereof and the Effective Time, the outstanding shares of PCC Common Stock shall have been increased, decreased, changed into or exchanged for a different kind of shares or securities, as a result of a stock dividend, stock split, or reverse stock split or similar transaction involving the issuance of PCC Common Stock for which no consideration is received, or other similar change in capitalization, an appropriate and proportionate adjustment shall be made to the Per Share Stock Consideration to provide the holders of shares of Foundation Bancorp Common Stock and Foundation Bancorp Restricted Stock (and shares of Foundation Bancorp Preferred Stock entitled to receive the Merger Consideration pursuant to Section 2.1.7(b) hereof) which have converted into the stock portion of the Merger Consideration the same economic effect as contemplated by this Agreement with respect to the stock portion of the Merger Consideration prior to such event.

2.1.5 Election Procedures.

(a) Election Form. An election form, in such form as PCC and Foundation Bancorp shall reasonably agree (the “Election Form”), shall be mailed to the shareholders of Foundation Bancorp on or about the thirtieth (30th) day prior to the anticipated Effective Date. Each Election Form shall permit the holder (or in the case of nominee record holders, the beneficial owner through proper instructions and documentation), subject to the conditions set forth in Section 2.1.5(c), (i) to elect to receive PCC Common Stock with respect to all of such holder’s Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock and/or Foundation Bancorp Preferred Stock (a “Stock Election”), (ii) to elect to receive cash with respect to all of such holder’s Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock and/or Foundation Bancorp Preferred Stock (a “Cash Election”), (iii) to elect to receive cash with respect to 30% of such holder’s shares and shares of PCC Common Stock with respect to such holder’s remaining 70% of shares (a “Mixed Election”) or (iv) to indicate that such holder makes no such election with respect to such holder’s shares of Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock or Foundation Bancorp Preferred Stock (a “Non-Election”). Shares of Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock and Foundation Bancorp Preferred Stock as to which a Cash Election has been made (including pursuant to a Mixed Election) are referred to herein as “Cash Election Shares.” Shares of Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock and Foundation Bancorp Preferred Stock as to which a Stock Election has been made (including pursuant to a Mixed Election) are referred to herein as “Stock Election Shares.” Shares of Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock and Foundation Bancorp Preferred Stock as to which no election has been made are referred to herein as “No-Election Shares.” Nominee record holders who hold Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock or Foundation Bancorp Preferred Stock on behalf of multiple beneficial owners shall indicate how many of the shares held by them are Stock Election Shares, Cash Election Shares and No-Election Shares based upon the actions of the beneficial owners thereof. If a shareholder either (i) does not submit and continue to maintain through the Election Deadline a properly completed Election Form or (ii) fails to perfect his, her or its right to dissent under the WBCA, the shares of Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock and/or Foundation Bancorp Preferred Stock held by such shareholder shall be designated No-Election Shares. Any Dissenting Shares shall be deemed to be Cash Election Shares and, with respect to such shares, the holders thereof shall in no event be classified as holders of Reallocated Stock Shares (as defined herein).

(b) Election Deadline. The term “Election Deadline” shall mean 5:00 p.m., Pacific Time, on the Business Day that is five (5) Business Days prior to the Effective Date, or such other date as PCC and Foundation Bancorp shall mutually agree upon.

(c) Effective Election. Any election to receive PCC Common Stock and/or cash shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. Any Election Form may be revoked or changed by the person submitting such Election Form to the Exchange Agent (or any other Person to whom the subject shares of Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock or Foundation Bancorp Preferred Stock of such holder are subsequently transferred) by written notice to the Exchange Agent only if such written notice is actually received by the Exchange Agent at or prior to the Election Deadline. The Exchange Agent shall have reasonable discretion to determine when any election, modification or revocation is received, whether any such election, modification or revocation has been properly made and to disregard immaterial defects in any Election Form, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. Neither PCC nor the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Form.

(d) Allocation. The Exchange Agent shall effect the allocation among holders of Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock and/or Foundation Bancorp Preferred Stock of rights to receive PCC Common Stock and/or cash in the Merger in accordance with the Election Forms as follows:

(i) Cash Consideration Undersubscribed. If the number of Cash Election Shares times the Per Share Cash Consideration is less than an amount equal to the Aggregate Cash Consideration, then:

(1) all Cash Election Shares (subject to Section 2.1.6 with respect to Dissenters’ Shares) shall be converted into the right to receive cash;

(2) No-Election Shares shall then be deemed to be Cash Election Shares to the extent necessary to have the total number of Cash Election Shares (including Dissenters’ Shares) times the Per Share Cash Consideration equal the Aggregate Cash Consideration. If less than all of the No-Election Shares are so required to be treated as Cash Election Shares, then the Exchange Agent shall select which No-Election Shares shall be treated as Cash Election Shares in such manner as to maximize the number of No-Election Shares treated as subject to a Mixed Election, and all remaining No-Election Shares shall thereafter be treated as Stock Election Shares;

(3) if all of the No-Election Shares are treated as Cash Election Shares under the preceding subsection and the total number of Cash Election Shares times the Per Share Cash Consideration is still less than the Aggregate Cash Consideration, then the Exchange Agent shall convert on a pro rata basis as described below in Section 2.1.5(e) a sufficient number of Stock Election Shares into Cash Election Shares (“Reallocated Cash Shares”) such that the sum of the number of Cash Election Shares plus the number of Reallocated Cash Shares times the Per Share Cash Consideration equals the Aggregate Cash Consideration (provided that Stock Election Shares subject to a Mixed Election shall be treated as Reallocated Cash Shares only if the Stock Election Shares not subject to a Mixed Election are insufficient in number); and all Reallocated Cash Shares will be converted into the right to receive cash; and

(4) the Stock Election Shares which are not Reallocated Cash Shares shall be converted into the right to receive PCC Common Stock.

(ii) Cash Consideration Oversubscribed. If the number of Cash Election Shares times the Per Share Cash Consideration is greater than the Aggregate Cash Consideration, then:

(1) all Stock Election Shares and a sufficient number of No-Election Shares shall be converted into the right to receive PCC Common Stock; provided that the Exchange Agent shall select which No-Election Shares shall be treated as Stock Election Shares in such a manner as to maximize the number of No-Election Shares treated as subject to a Mixed Election;

(2) if, after following the procedures in Section 2.1.5(d)(ii)(1), the Cash Consideration is still over-subscribed, then the Exchange Agent shall convert on a pro rata basis as described below in Section 2.1.5(e) a sufficient number of Cash Election Shares (excluding any Dissenters’ Shares) (“Reallocated Stock Shares”) such that the number of remaining Cash Election Shares (including Dissenters’ Shares) times the Per Share Cash Consideration equals the Aggregate Cash Consideration (provided that Cash Election Shares subject to a Mixed Election shall be treated as Reallocated Stock Shares only if, and to the extent that, the Cash Election Shares not subject to a Mixed Election are insufficient in number); and all Reallocated Stock Shares shall be converted into the right to receive PCC Common Stock; and

(3) the Cash Election Shares (subject to Section 2.1.6 with respect to Dissenters’ Shares) which are not Reallocated Stock Shares shall be converted into the right to receive cash.

(iii) Cash Consideration Satisfied. If the number of Cash Election Shares times the Per Share Cash Consideration is equal to the Aggregate Cash Consideration, then subparagraphs (d)(i) and (ii) above shall not apply and all Cash Election Shares (subject to Section 2.1.6 with respect to Dissenters’ Shares) shall be converted into the right to receive cash and all No-Election Shares and all Stock Election Shares will be converted into the right to receive PCC Common Stock.

(e) Pro Rata Reallocations. In the event that the Exchange Agent is required pursuant to Section 2.1.5(d)(i)(3) to convert some Stock Election Shares into Reallocated Cash Shares, each holder of Stock Election Shares shall be allocated a pro rata portion of the total Reallocated Cash Shares. In the event the Exchange Agent is required pursuant to Section 2.1.5(d)(ii)(2) to convert some Cash Election Shares into Reallocated Stock Shares, each holder of Cash Election Shares shall be allocated a pro rata portion of the total Reallocated Stock Shares.

(f) Adjustment Per Tax Opinion. Notwithstanding anything in this Section 2 to the contrary, if Sidley Austin LLP and tax counsel to PCC reasonably determine that the amount of cash payable pursuant to Section 2.1.5 (prior to the application of this Section 2.1.5(f)) exceeds the maximum amount of cash that would enable Sidley Austin LLP to deliver the tax opinion referred to in Section 8.3(d) solely because the Merger would not satisfy the “continuity-of-interest” requirements of Section 368 of the Code (and relevant Treasury Regulations and other applicable authority), the amount of cash to be delivered (but for this Section 2.1.5(f)) with respect to each share of Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock and Foundation Bancorp Preferred Stock, that are convertible, in whole or in part, into a right to receive cash, shall be reduced to the minimum extent necessary (and PCC shall deliver with respect to each such share of Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock and Foundation Bancorp Preferred Stock, in lieu of the reduced amount of cash, that number of shares of PCC Common Stock having an aggregate value (based on the closing price of the PCC Common Stock on the Closing Date) equal to the reduced amount of cash) so that, in the reasonable determination of Sidley Austin LLP and tax counsel to PCC, Sidley Austin LLP shall be able to deliver the tax opinion referred to in Section 8.3(d). In making its determination, Sidley Austin LLP and tax counsel to PCC shall take into account cash in lieu of fractional shares, Dissenters’ Shares, payments made by Foundation Bancorp to its shareholders as redemption proceeds or as extraordinary dividends, the Cumulative Cash Dividend, shares of Foundation Bancorp Common Stock to be excluded from the relevant calculations, and such other considerations as Sidley Austin LLP and tax counsel to PCC reasonably deem necessary to take into account for purposes of making the Merger satisfy such “continuity-of-interest” requirements.

2.1.6 Dissenters’ Shares. All shares of Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock or Foundation Bancorp Preferred Stock that are held by a “dissenter” within the meaning of RCW §§ 23B.13.010 et seq. (“Dissenters’ Shares”) shall be converted into the right to receive payment with respect thereto in accordance with the provisions of the WBCA and shall not be converted into or represent a right to receive the Merger Consideration unless and until such shares have lost their status as Dissenters’ Shares under RCW §§ 23B.13.010 et seq. at which time each such share shall be converted into the right to receive the Merger Consideration. As of the Effective Time, all such shares of Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock, and Foundation Bancorp Preferred Stock (which are not Dissenters’ Shares) shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and shall thereafter represent only the right to receive the Merger Consideration to be paid in accordance with Section 2.2.

2.1.7 Foundation Bancorp Restricted Stock and Foundation Bancorp Preferred Stock.

(a) Foundation Bancorp Restricted Stock. Foundation Bancorp shall take all actions necessary to cause each outstanding share of Foundation Bancorp Restricted Stock to be fully vested so that all restrictions on the Foundation Bancorp Restricted Stock shall lapse as of the Effective Time, and such shares shall be entitled to the election procedures set forth in Section 2.1.5.

(b) Foundation Bancorp Preferred Stock. Each share of the Foundation Bancorp Preferred Stock outstanding immediately prior to the Effective Time shall, without the consent of the holders thereof, become convertible into the right to receive the Merger Consideration with respect to 1,500,000 shares of Foundation Bancorp Common Stock, as provided in Section 2.1.4(b) hereof, together with the Cumulative Cash Dividend, in accordance with the Foundation Bancorp Articles. The holder of the Foundation Bancorp Preferred Stock shall have the opportunity to elect the form of Merger Consideration to be received in the transaction, in accordance with Section 2.1.5 hereof. Notwithstanding anything in this Section 2.1.7(b) to the contrary, the holder of Foundation Bancorp Preferred Stock may elect to be paid the “fair value” of its Foundation Bancorp Preferred Stock pursuant to the procedure set forth in RCW §§ 23B.13.010 et seq., as provided in Section 2.1.6 hereof.

2.2 Exchange Procedures.

(a) Preliminary Mailing of Transmittal Material. Provided that Foundation Bancorp has delivered, or caused to be delivered, to the Exchange Agent all information which is reasonably necessary for the Exchange Agent to perform its obligations as specified herein, the Exchange Agent shall, and PCC shall cause the Exchange Agent to, mail or deliver to each holder of record of Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock and/or Foundation Bancorp Preferred Stock, simultaneously with the mailing or delivery of the Election Form, a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to such Certificate(s) theretofore representing shares of Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock or Foundation Bancorp Preferred Stock, including certificates representing shares of Bank Common Stock that have been converted to shares of Foundation Bancorp Common Stock (collectively, the “Foundation Bancorp Certificates”) or book-entry shares (“Book-Entry Shares”), as relevant, shall pass only upon proper delivery of such Foundation Bancorp Certificate(s) or Book-Entry Shares to the Exchange Agent advising such holder of the procedure for surrendering to the Exchange Agent) such Foundation Bancorp Certificate(s) or Book-Entry Shares in exchange for the consideration to which such holder may be entitled pursuant to Section 2.1.4 hereof.

(b) Secondary Mailing of Transmittal Material. PCC shall take all steps necessary to cause the Exchange Agent, within five (5) Business Days after the Effective Time, to mail to each holder of Foundation Bancorp Certificates or Book-Entry Shares who has not previously surrendered such Foundation Bancorp Certificates or Book-Entry Shares with an Election Form, a form letter of transmittal for return to the Exchange Agent and instructions for use in effecting the surrender of the Foundation Bancorp Certificates and Book-Entry Shares for the Merger Consideration and cash in lieu of fractional shares, if any, into which the shares of such Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock or Foundation Bancorp Preferred Stock have been converted pursuant to this Agreement.

(c) PCC Deliveries. At least one (1) day prior to the Closing, for the benefit of the holders of Foundation Bancorp Certificates or Book-Entry Shares, (i) PCC shall deliver to the Exchange Agent evidence of shares in book entry form, representing the number of shares of PCC Common Stock issuable to the holders of Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock and Foundation Bancorp Preferred Stock as part of the Merger Consideration and (ii) PCC shall deliver, or cause PCB to deliver, to the Exchange Agent, the cash portion of the Merger Consideration payable pursuant to this Section 2, each to be delivered to the holders of Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock and Foundation Bancorp Preferred Stock in exchange for their Foundation Bancorp Certificates or Book-Entry Shares as provided in this Section 2. The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the shares of PCC Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares for the account of the Persons entitled thereto.

(d) Exchange Agent Deliveries.

(i) After completion of the allocation referred to in Section 2.1.5(d) and upon the Closing, each holder of a Foundation Bancorp Certificate or Certificates or Book-Entry Shares outstanding immediately prior to the Effective Time who has properly surrendered, or has caused to be surrendered, such Foundation Bancorp Certificate or Certificates (or affidavits of loss in lieu of such Certificates) or Book-Entry Shares to the Exchange Agent will be entitled to evidence of issuance in book entry form, or upon written request of such holder a certificate or certificates representing, the number of whole shares of PCC Common Stock and/or the amount of cash into which the aggregate number of shares of Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock or Foundation Bancorp Preferred Stock previously represented by such Foundation Bancorp Certificate or Certificates or Book-Entry Shares surrendered shall have been converted pursuant to this Agreement and, if such holder’s shares of Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock or Foundation Bancorp Preferred Stock have been converted into PCC Common Stock, and any other distribution theretofore paid with respect to PCC Common Stock issuable in the Merger, in each case, without interest. The Exchange Agent shall accept such Foundation Bancorp Certificates (or affidavits of loss in lieu of such Certificates) or Book-Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices.

(ii) If a holder of Foundation Bancorp Certificates or Book-Entry Shares surrenders, or causes to be surrendered, such Foundation Bancorp Certificates or Book-Entry Shares and a properly executed letter of transmittal to the Exchange Agent at least five (5) Business Days prior to the Effective Date, then PCC shall use commercially reasonable efforts to cause the Exchange Agent to deliver, within two (2) Business Days following the Effective Date, to such holder of Foundation Bancorp Certificates or Book-Entry Shares the Merger Consideration into which the shares of Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock or Foundation Bancorp Preferred Stock represented by such Foundation Bancorp Certificates or Book-Entry Shares have been converted pursuant to Section 2.1.4. Subject to Section 2.2(b), if a holder of Foundation Bancorp Certificates or Book-Entry Shares surrenders, or causes to be surrendered, such Foundation Bancorp Certificates or Book-Entry Shares and a properly executed letter of transmittal to the Exchange Agent at any time after five (5) Business Days prior to the Effective Date, then PCC shall use commercially reasonable efforts to cause the Exchange Agent to promptly, but in no event later than five (5) Business Days following receipt of such Foundation Bancorp Certificates or Book-Entry Shares and properly executed letter of transmittal, deliver to such holder of Foundation Bancorp Certificates or Book-Entry Shares the Merger Consideration into which the shares of Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock or Foundation Bancorp Preferred Stock represented by such Foundation Bancorp Certificates or Book-Entry Shares have been converted pursuant to Section 2.1.4.

(iii) Each Foundation Bancorp Certificate or Book-Entry Share outstanding immediately prior to the Effective Time which prior to the Effective Time represented Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock or Foundation Bancorp Preferred Stock and which is not surrendered to and accepted by the Exchange Agent in accordance with the procedures provided for herein shall, except as otherwise herein provided, until duly surrendered to the Exchange Agent, be deemed to evidence ownership of the number of shares of PCC Common Stock and/or the right to receive the amount of cash, into which such Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock or Foundation Bancorp Preferred Stock shall have been converted. After the Effective Time, there shall be no further transfer on the records of Foundation Bancorp of Foundation Bancorp Certificates or Book-Entry Shares representing Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock or Foundation Bancorp Preferred Stock and, if such Foundation Bancorp Certificates or Book-Entry Shares are presented to Foundation Bancorp for transfer, they shall be cancelled against delivery of certificates or book-entry shares for PCC Common Stock and/or cash as hereinabove provided. No dividends which have been declared will be remitted to any Person entitled to receive shares of PCC Common Stock under Section 2.1.4 until such Person surrenders the Foundation Bancorp Certificate or Certificates or Book-Entry Shares representing Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock or Foundation Bancorp Preferred Stock, at which time such dividends shall be remitted to such Person, without interest. In the event of a transfer of ownership of shares of Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock or Foundation Bancorp Preferred Stock that is not registered in the transfer records of Foundation Bancorp, the Merger Consideration to be delivered upon due surrender of the Foundation Bancorp Certificate or Book-Entry Shares may be delivered to such a transferee if the Foundation Bancorp Certificate or Book-Entry Shares formerly representing such shares is presented to PCC, accompanied by all documents reasonably required by PCC to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid or are not applicable.

(iv) In the event any Foundation Bancorp Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by PCC or the Exchange Agent, the posting by such Person of a bond in such amount as PCC may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Foundation Bancorp Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration deliverable in respect thereof in accordance with the terms of this Agreement and the requirements of this Section 2.

(v) Unclaimed Merger Consideration. Any portion of the shares of PCC Common Stock and cash delivered to the Exchange Agent by PCC pursuant to Section 2.2(c) that remains unclaimed by the shareholders of Foundation Bancorp for one (1) year after the Effective Time (as well as any proceeds from any investment thereof) shall be delivered by the Exchange Agent to PCC. Any shareholders of Foundation Bancorp who have not theretofore complied with Section 2.2(d) shall thereafter look only to PCC for the consideration deliverable in respect of each share of Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock or Foundation Bancorp Preferred Stock such shareholder holds as determined pursuant to this Agreement without any interest thereon. If outstanding Certificates for shares of Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock or Foundation Bancorp Preferred Stock or Book-Entry Shares are not surrendered or the payment for them is not claimed prior to the date on which such shares of PCC Common Stock or cash would otherwise escheat to any governmental unit or agency, the unclaimed items shall, to the extent permitted by abandoned property and any other applicable law, become the property of PCC (and to the extent not in its possession shall be delivered to it), free and clear of all claims or interest of any Person previously entitled to such property. Neither the Exchange Agent nor any party to this Agreement shall be liable to any holder of stock represented by any Foundation Bancorp Certificate or Book-Entry Shares for any consideration paid to a public official pursuant to applicable abandoned property, escheat or similar laws. PCC and the Exchange Agent shall be entitled to rely upon the stock transfer books of Foundation Bancorp to establish the identity of those Persons entitled to receive the Merger Consideration specified in this Agreement, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of stock represented by any Foundation Bancorp Certificate or any Book-Entry Shares, PCC and the Exchange Agent shall be entitled to deposit any Merger Consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

(e) No Fractional Shares. Notwithstanding any other provision of this Agreement, neither certificates nor scrip for fractional shares of PCC Common Stock shall be issued in the Merger. Each holder of Foundation Bancorp Common Stock or Foundation Bancorp Preferred Stock who otherwise would have been entitled to a fraction of a share of PCC Common Stock (after taking into account all Foundation Bancorp Certificates or Book-Entry Shares delivered by such holder) shall receive in lieu thereof cash (without interest) in an amount determined by multiplying the fractional share interest to which such holder would otherwise be entitled by the Per Share Cash Consideration. No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional share.

(f) Withholding Rights. Each of PCC, the Exchange Agent and the Surviving Corporation shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any holder of Foundation Bancorp Certificates or Book-Entry Shares such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any other applicable state, local or foreign Tax laws. To the extent that amounts are so withheld by the Surviving Corporation or PCC, as the case may be, such withheld amounts (i) shall be remitted by PCC or the Surviving Corporation, as applicable, to the applicable Governmental Authority, and (ii) to the extent so remitted, shall be treated for all purposes of this Agreement as having been paid to the holder of Foundation Bancorp Certificates or Book-Entry Shares in respect of which such deduction and withholding was made by the Surviving Corporation or PCC, as the case may be.

2.3 Dissenters’ Shares. Any Dissenting Shareholder who shall be entitled to be paid the fair value of such shareholder’s shares of Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock or Foundation Bancorp Preferred Stock, as provided in RCW §§ 23B.13.010 et seq., shall not be entitled to the Merger Consideration in respect thereof unless and until such Dissenting Shareholder shall have failed to perfect or shall have effectively withdrawn or lost such Dissenting Shareholder’s right to dissent from the Merger under the WBCA, and shall be entitled to receive only the payment provided for by RCW §§ 23B.13.010 et seq. with respect to such Dissenters’ Shares.

2.4 The Bank Merger.

2.4.1 As soon as practicable after the execution and delivery of this Agreement, PCB and the Bank will enter into an agreement (the “Bank Plan of Merger”), pursuant to which the Bank Merger will be effected. The Bank Plan of Merger will provide that the closing of the Bank Merger shall take place as soon as practicable following the closing of the Merger or such other time or date as may be determined by PCC (the “Bank Merger Date”); conditioned, however, on the prior closing of the Merger. The Bank Merger will occur on the Bank Merger Date, following the filing of the Bank Plan of Merger with the Oregon Director as required under the OBCA and the filing of the Bank Articles of Merger with the Washington Secretary of State as required under the WBCA.

2.4.2 Upon consummation of the Bank Merger, the Bank will be merged with and into PCB in accordance with the provisions of the Oregon Bank Act and the Washington Commercial Bank Act, with PCB being the resulting bank (the “Resulting Bank”) and having its head office in Eugene, Oregon, and the separate corporate existence of the Bank shall cease.

2.4.3 As of the date set forth in the Certificate of Merger issued by the Oregon Director upon filing of the Bank Plan of Merger, PCB’s Articles of Incorporation, Bylaws and banking charter in effect immediately before the date set forth on the Certificate of Merger shall be the articles of incorporation, bylaws and banking charter of the Resulting Bank.

2.4.4 Upon effectiveness of the Bank Merger, each outstanding share of PCB common stock shall remain outstanding as a share of the Resulting Bank, the holder of each of such shares shall retain its rights with respect to such shares as in effect prior to the Bank Merger, and each outstanding share of the Bank will be cancelled.

3. DISCLOSURE SCHEDULES.

On or prior to the date hereof, Foundation Bancorp has delivered to PCC a schedule and PCC has delivered to Foundation Bancorp a schedule (each, respectively, its “Disclosure Schedule”) setting forth, among other things, items the disclosure of which are necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more of its respective representations or warranties contained in Section 4 or Section 5 or to one or more of its respective covenants contained in Section 6 or Section 7. The Disclosure Schedule shall be subject to the confidentiality requirements of the Confidentiality Agreement. All information received by Foundation Bancorp from PCC, and all information received by PCC from Foundation Bancorp, shall be kept in strictest confidence on the same terms and conditions as information received pursuant to the Confidentiality Agreement and will be used only for the purpose of completing the transactions contemplated by this Agreement.

4. REPRESENTATIONS AND WARRANTIES OF FOUNDATION BANCORP AND THE BANK.

Subject to Section 3 and except as Previously Disclosed in a paragraph of Foundation Bancorp’s Disclosure Schedule corresponding to the relevant paragraph below or in any other paragraph of Foundation Bancorp’s Disclosure Schedule (so long as it is reasonably clear on the face of such disclosure that the disclosure in such other paragraph of the Foundation Bancorp Disclosure Schedule is also applicable to the section of this Agreement in question), each of Foundation Bancorp, the Bank and the Foundation Bancorp Subsidiaries represents and warrants to PCC and PCB as follows:

4.1 Organization, Standing and Authority. Foundation Bancorp is a corporation duly organized, and validly existing under the laws of the State of Washington and has all requisite corporate power and authority to own, lease, and operate all its properties and assets and carry on its business in the manner now being conducted. Foundation Bancorp is a bank holding company duly registered under the Bank Holding Company Act of 1956, as amended, and is not a “financial holding company” under such Act. The Bank is a Washington state-chartered bank, duly organized, validly existing and in good standing under the laws of the State of Washington and has all requisite corporate power and authority to own, lease, and operate all its properties and assets and carry on its business in the manner now being conducted. The Bank is an “insured depository institution” as defined in the Federal Deposit Insurance Act and applicable regulations promulgated thereunder, and the deposit accounts of the Bank are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or, to the Knowledge of Foundation Bancorp, threatened. The Bank is not a member of the Federal Reserve System. Each of Foundation Bancorp, the Bank and the Foundation Bancorp Subsidiaries is qualified to do business and is in good standing in every jurisdiction in which such qualification is required except where the failure to so qualify or be in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Neither Foundation Bancorp nor any Foundation Bancorp Subsidiary has trust powers, operates a trust or fiduciary business, or serves as trustee, agent, custodian, personal representative, guardian, conservator or investment advisor for any accounts, other than acting as custodian for individual retirement accounts maintained at the Bank. The locations of all offices, including approved and unopened offices, of Foundation Bancorp and the Bank, are listed in Section 4.1 of the Foundation Bancorp Disclosure Schedule.

4.2 Authorized and Outstanding Stock and Other Rights.

(a) As of the date hereof, the authorized capital stock of Foundation Bancorp consists of: 26,000,000 shares of capital stock, consisting of (i) 20,000,000 shares of Foundation Bancorp Common Stock, of which 3,655,738 shares are issued and outstanding as of the date hereof (including shares of Foundation Bancorp Restricted Stock and shares of Bank Common Stock that have been converted to shares of Foundation Bancorp Common Stock; and excluding shares of Foundation Bancorp Common Stock issuable upon conversion of the Foundation Bancorp Preferred Stock), (ii) 5,000,000 shares of non-voting common stock, par value $1.00 per share, of which 2,000,000 shares are designated Non-Voting Common Stock, Series A, par value $1.00 per share, none of which are issued and outstanding as of the date hereof, and (iii) 1,000,000 shares of Foundation Bancorp

Preferred Stock, of which 15,000 shares are issued and outstanding as of the date hereof. As of the date hereof, there are 213,455 shares of Foundation Bancorp Common Stock authorized and reserved for issuance under Foundation Bancorp’s Long Term Equity Incentive Plan (the “Foundation Bancorp Stock Plan”) and 79,000 outstanding shares of restricted Foundation Bancorp Common Stock (the “Foundation Bancorp Restricted Stock”) thereunder. The outstanding shares of Foundation Bancorp Common Stock, Foundation Bancorp Preferred Stock and Foundation Bancorp Restricted Stock have been duly authorized, are validly issued, fully paid and non-assessable, and are not subject to any preemptive rights and were not issued in violation of any preemptive rights. As of the date hereof, there are no other shares of capital stock or other equity securities of Foundation Bancorp outstanding and no other outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of capital stock of Foundation Bancorp, or contracts, commitments, understandings, or arrangements by which Foundation Bancorp was or may become bound to issue additional shares of its capital stock or options, warrants or rights to purchase or acquire any additional shares of its capital stock.

(b) As of the date hereof, the authorized capital stock of the Bank consists of: 2,000,000 shares of common stock, $1.00 par value (“Bank Common Stock”), of which one (1) share is issued and outstanding. Foundation Bancorp directly owns all outstanding Bank Common Stock. No equity securities of the Bank are or may become required to be issued by reason of any options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever, relative to, or concerning securities or rights convertible into, or exchangeable for, shares of any class of capital stock of the Bank, and there are no other contracts, commitments, understandings or arrangements by which the Bank is bound to issue, or Foundation Bancorp is bound to cause the Bank to issue, additional shares of its capital stock or options, warrants or rights to purchase or acquire any additional shares of its capital stock. All of the shares of capital stock or other equity interests of the Bank are fully paid and non-assessable and are owned by Foundation Bancorp free and clear of any Lien or agreement with respect thereto except transfer restrictions under applicable securities laws.

4.3 Financial Statements; Internal Controls.

(a) Foundation Bancorp has previously delivered to PCC true and complete copies of Foundation Bancorp’s consolidated balance sheets as of December 31, 2013, 2014 and 2015, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and statements of cash flows for the fiscal years then ended, audited by Moss Adams LLP, including the footnotes thereto, additional or supplemental information supplied therewith and the report of Moss Adams LLP prepared in connection therewith. The documents described above, together with the call reports of the Bank for the fiscal quarter ended December 31, 2015 (collectively, the “Foundation Bancorp Financial Statements”): (i) have been prepared in accordance with the books and records of Foundation Bancorp and the Bank and present fairly and accurately in all material respects the assets, liabilities, shareholders’ equity, revenues, expenses, cash flows and financial condition of Foundation Bancorp and the Bank as of the dates thereof, and the results of operations for the periods then ended; and (ii) have been prepared in accordance with GAAP (or in accordance with regulatory accounting principles to the extent different from GAAP and required by any Regulatory Authority or to which Foundation Bancorp and the Bank are subject) consistently applied during the periods involved.

(b) Neither Foundation Bancorp nor any Foundation Bancorp Subsidiary has any liability (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for (i) those liabilities that are reflected or reserved against on the consolidated balance sheet of Foundation Bancorp at December 31, 2015 (including any notes thereto), (ii) liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2015 which have been Previously Disclosed, (iii) liabilities that would not be reasonably likely, individually or in the aggregate, to have a Material Adverse Effect, or (iv) liabilities in connection with this Agreement and the transactions contemplated hereby.

(c) The records, systems, controls, data and information of each of Foundation Bancorp and the Foundation Bancorp Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Foundation Bancorp (subject to Foundation Bancorp’s contract for service bureau and other technology services and customary agreements with third party vendors) or a Foundation Bancorp Subsidiary or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on the system of internal accounting controls described in Section 4.3(f) hereof.

(d) Since December 31, 2013, (A) neither Foundation Bancorp, nor any of the Foundation Bancorp Subsidiaries nor, to Foundation Bancorp’s Knowledge, any director, officer, employee, auditor, accountant or representative of Foundation Bancorp or the Foundation Bancorp Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Foundation Bancorp or any Foundation Bancorp Subsidiary or their respective internal accounting or financial reporting controls, including any material complaint, allegation, assertion or claim that Foundation Bancorp or any Foundation Bancorp Subsidiary has engaged in questionable accounting or auditing practices, (B) no attorney representing Foundation Bancorp or any Foundation Bancorp Subsidiary, whether or not employed by Foundation Bancorp or any Foundation Bancorp Subsidiary, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Foundation Bancorp or any Foundation Bancorp Subsidiary or any of their respective officers, directors, employees or agents to the Foundation Bancorp Board, or any committee thereof or to any director or officer of Foundation Bancorp or any Foundation Bancorp Subsidiary, and (C) neither Foundation Bancorp, nor any of the Foundation Bancorp Subsidiaries, has Knowledge of a violation of securities laws, breach of fiduciary duty or similar violation by Foundation Bancorp or any Foundation Bancorp Subsidiary or any of their respective officers, directors, employees or agents. Foundation Bancorp has delivered or made available to PCC copies of all management or other letters delivered to Foundation Bancorp by its independent accountants in connection with any of the financial statements of Foundation Bancorp or by such accountants regarding the internal controls or internal compliance procedures and systems of Foundation Bancorp or any Foundation Bancorp Subsidiary issued at any time since January 1, 2013, and will make available for inspection by PCC or its representatives, at such times and places as PCC may reasonably request, reports and working papers produced or developed by such accountants, subject to the approval, terms and conditions of those accountants. Moss Adams LLP has not resigned (or informed Foundation Bancorp that it intends to resign) or been dismissed as the independent public accountants of Foundation Bancorp as a result of or in connection with any disagreements with Foundation Bancorp on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(e) Since December 31, 2013, each of Foundation Bancorp and the Foundation Bancorp Subsidiaries have timely filed all reports, registrations, statements and submissions, together with any amendments required to be made with respect thereto, required to be filed with any Regulatory Authority and all other material reports and statements required to be filed, including, without limitation, any report or statement required to be filed pursuant to the laws of the United States and the rules and regulations of any Regulatory Authority, and have paid all fees and assessments due and payable in connection therewith. As of their respective dates, each of such reports, registrations, statements and submissions (i) were true and complete in all material respects (or amended to be so promptly following discovery of any discrepancy), (ii) complied in all material respects with all of the laws, rules and regulations of the applicable Regulatory Authority with which such reports, registrations, statements and submissions were filed and (iii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The capital stock of Foundation Bancorp or any Foundation Bancorp Subsidiary is not required to be registered, and is not registered, under Section 12 of the Exchange Act. Neither Foundation Bancorp nor any Foundation Bancorp Subsidiary is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

(f) Each of Foundation Bancorp and the Foundation Bancorp Subsidiaries maintains a system of internal accounting controls sufficient to provide reasonable assurance: (i) that transactions are executed in accordance with management’s general or specific authorizations, (ii) regarding the reliability of financial reporting and the financial statements, and (iii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP (or in accordance with regulatory accounting principles to the extent different from GAAP and required by any Regulatory Authority or to which Foundation Bancorp and the Bank are subject) and to maintain asset accountability. Foundation Bancorp has disclosed, based on its most recent evaluation prior to the date hereof, to its independent auditors and the audit committee of the Foundation Bancorp Board (1) any deficiencies, significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting which could adversely affect its ability to record, process, summarize and report financial data and has identified for its independent auditors any deficiencies, significant deficiencies or material weaknesses in such internal controls, and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal controls, or controls over financial reporting.

(g) Section 4.3(g) of the Foundation Bancorp Disclosure Schedule sets forth a true and complete list of all entities affiliated with Foundation Bancorp or any Foundation Bancorp Subsidiary, including without limitation, all special purpose entities, limited purpose entities and qualified special purpose entities in which Foundation Bancorp or any Foundation Bancorp Subsidiary has an economic or management interest. Section 4.3(g) of the Foundation Bancorp Disclosure Schedule also sets forth a true and complete list of all transactions, arrangements, and other relationships between or among any such affiliated entity, Foundation Bancorp, any Foundation Bancorp Subsidiary, and any executive officer or director of Foundation Bancorp or any Foundation Bancorp Subsidiary, that are not reflected in the consolidated financial statements of Foundation Bancorp (each, a “Foundation Bancorp Off Balance Sheet Transaction”), along with the following information with respect to each such Foundation Bancorp Off Balance Sheet Transaction: (i) the business purpose, activities, and economic substance; (ii) the key terms and conditions; (iii) the potential risk to Foundation Bancorp or any Foundation Bancorp Subsidiary; and (iv) the amount of any guarantee, line of credit, standby letter of credit or commitment, or any other type of arrangement, that could require Foundation Bancorp or any Foundation Bancorp Subsidiary to fund any obligations under any such transaction.

4.4 Articles of Incorporation, Bylaws, Minutes. The copies of each of the Foundation Bancorp Articles, the Bank Articles, the Foundation Bancorp Bylaws, and the Bank Bylaws delivered to PCC and included in Section 4.4 of the Foundation Bancorp Disclosure Schedule are true and correct copies of such documents. Neither Foundation Bancorp nor any Foundation Bancorp Subsidiary is in violation of any provision of its respective Articles or Bylaws. The minute books of each of Foundation Bancorp and the Foundation Bancorp Subsidiaries contain minutes of all meetings and all consents evidencing actions taken without a meeting by its respective Board of Directors (and any committees thereof) and by its respective shareholders that have been approved since January 1, 2014, and such minutes and consents are accurate in all material respects. Foundation Bancorp has delivered to PCC true, correct and complete copies of the minute books of Foundation Bancorp and each Foundation Bancorp Subsidiary from January 1, 2014 through the date hereof.

4.5 No Holding Company or Joint Ventures; Subsidiaries. Other than Foundation Bancorp, no corporation or other entity is registered, or is required to be registered, as a bank holding company under the Bank Holding Company Act of 1956, as amended, because of ownership or control of the Bank. Section 4.5 of the Foundation Bancorp Disclosure Schedule sets forth a list of each Foundation Bancorp Subsidiary, together with the jurisdiction of organization of each such Foundation Bancorp Subsidiary. Foundation Bancorp owns, directly or indirectly, all of the issued and outstanding equity securities of each Foundation Bancorp Subsidiary, and no equity securities of any Foundation Bancorp Subsidiary are or may become required to be issued (other than to Foundation Bancorp or a Foundation Bancorp Subsidiary wholly-owned by Foundation Bancorp) by reason of any Right or otherwise. There are no contracts, commitments, understandings or arrangements by which any Foundation Bancorp Subsidiary is or may be bound to sell, encumber or otherwise transfer any equity securities of any such Foundation Bancorp Subsidiary (other than to Foundation Bancorp or a Foundation Bancorp Subsidiary wholly-owned by Foundation Bancorp), and there are no contracts, commitments, understandings, or arrangements relating to Foundation Bancorp’s rights to vote or to dispose of or to encumber such securities. All the equity securities of each Foundation Bancorp Subsidiary held by Foundation Bancorp or by a Foundation Bancorp Subsidiary are fully paid and non-assessable and are owned by Foundation Bancorp or a Foundation Bancorp Subsidiary free and clear of any Liens.

Except as Previously Disclosed, Foundation Bancorp does not own beneficially, directly or indirectly, any equity securities or similar interests of any Person, or any interest in a partnership or joint venture of any kind, other than the Foundation Bancorp Subsidiaries. Each Foundation Bancorp Subsidiary has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its organization, and is duly qualified to do business and is in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified except where the failure to be so licensed or qualified would not reasonably be expected to have a Material Adverse Effect.

4.6 Books and Records. To the Knowledge of Foundation Bancorp, books and records of each of Foundation Bancorp and the Foundation Bancorp Subsidiaries have been accurately maintained in all material respects, and in accordance with the business practices customary in the banking industry, and they fairly reflect the substance of events and transactions included therein. Such books and records comply in all material respects with applicable legal, regulatory, accounting and corporate requirements.

4.7 Legal Proceedings. There is no material action, suit, audit, proceeding, claim or investigation (whether judicial, arbitral, administrative or other) pending or, to the Knowledge of Foundation Bancorp, threatened against or affecting Foundation Bancorp or any Foundation Bancorp Subsidiary, nor is there any material Order of any Governmental Authority or arbitrator outstanding against Foundation Bancorp or any Foundation Bancorp Subsidiary, other than as disclosed in Section 4.7 of the Foundation Bancorp Disclosure Schedule.

4.8 Compliance with Laws.

(a) Except as set forth on Section 4.8(a) of the Foundation Bancorp Disclosure Schedule, each of Foundation Bancorp and the Foundation Bancorp Subsidiaries is, and the operations of each of Foundation Bancorp and the Foundation Bancorp Subsidiaries have been conducted at all times since December 31, 2013, in compliance in all material respects with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act (“CRA”) (which includes a CRA rating of the Bank of “Satisfactory” or better), the Consumer Credit Protection Act, the Home Mortgage Disclosure Act, Fair Credit Reporting Act, Truth-in-Lending Act, Regulation Z promulgated by the CFPB, the Real Estate Settlement Procedures Act of 1974, the Electronic Funds Transfer Act, and all other applicable fair lending, fair housing, anti-redlining, equal credit opportunity, truth-in-lending, real estate settlement procedures, fair credit reporting laws and other laws relating to discriminatory business practices.

(b) Each of Foundation Bancorp and the Foundation Bancorp Subsidiaries has and maintains in full force and effect all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted except where the failure to maintain any such permits, licenses, authorizations, orders and approvals, or make any such filing, application or registration, would not reasonably be expected to have a Material Adverse Effect; and, to Foundation Bancorp’s Knowledge, no suspension or cancellation of any permits, licenses, authorizations, order or approvals of Foundation Bancorp or any Foundation Bancorp Subsidiary is threatened.

(c) Neither Foundation Bancorp nor any Foundation Bancorp Subsidiary has received, since December 31, 2013, any notification or communication from any Governmental Authority (A) asserting that Foundation Bancorp or any Foundation Bancorp Subsidiary is not in material compliance with any of the statutes, regulations, or ordinances which such Governmental Authority enforces, (B) threatening to revoke any license, franchise, permit, or governmental authorization (nor, to Foundation Bancorp’s Knowledge, do any grounds for any of the foregoing exist); (C) placing any material restriction on the business or properties of Foundation Bancorp or any of the Foundation Bancorp Subsidiaries that currently remains in effect; or (D) threatening or contemplating revocation, or limitation of, or which would have the effect of revoking or limiting, the Bank’s deposit insurance.

(d) Each of Foundation Bancorp and the Foundation Bancorp Subsidiaries is in material compliance with any applicable servicing or any other requirements of the FHA, VA, FNMA, GNMA, FHLMC, SBA or any private mortgage insurer which insured or guaranteed any loans owned by Foundation Bancorp or any Foundation Bancorp Subsidiary or as to which either has sold to other investors, and with respect to such loans neither Foundation Bancorp nor any Foundation Bancorp Subsidiary has done or failed to do, or caused to be done or omitted to be done, any act the effect of which act or omission impairs or invalidates (i) any FHA insurance or commitments of the FHA to insure, (ii) any VA guarantee or commitment of the VA to guarantee, (iii) any SBA guarantees or commitments of the SBA to guarantee, (iv) any private mortgage insurance or commitment of any private mortgage insurer to insure, (v) any title insurance policy, (vi) any hazard insurance policy, or (vii) any flood insurance policy required by the National Flood Insurance Act of 1968, as amended.

(e) Neither Foundation Bancorp nor any Foundation Bancorp Subsidiary serves in the capacity described in Section 9(a) or 9(b) of the Investment Company Act of 1940, as amended, nor does Foundation Bancorp or any Foundation Bancorp Subsidiary act as an “investment adviser” required to register as such under the Investment Advisers Act of 1940, as amended.

(f) Neither Foundation Bancorp nor any Foundation Bancorp Subsidiary is a registered broker-dealer under the Exchange Act or any state law or is required to be so registered.

4.9 Regulatory Matters. Except as set forth in Section 4.9 of the Foundation Bancorp Disclosure Schedule, neither Foundation Bancorp, nor any Foundation Bancorp Subsidiary nor any of their respective properties is a party to or is subject to any Order, agreement, memorandum of understanding, board resolution or similar arrangement with, or a commitment letter or similar submission to, or supervisory letter from, any Regulatory Authority charged with the supervision or regulation of financial institutions and their subsidiaries (including their holding companies) or issuers of securities. There are no unresolved violations or recommendations set forth in any report relating to any examinations or inspections by any Regulatory Authority of Foundation Bancorp or any Foundation Bancorp Subsidiary. Foundation Bancorp and the Foundation Bancorp Subsidiaries have fully resolved all “matters requiring attention”, “matters requiring immediate attention” or similar items as identified by any such Regulatory Authority. Except as set forth in Section 4.9 of the Foundation Bancorp Disclosure Schedule, neither Foundation Bancorp nor any Foundation Bancorp Subsidiary has been advised in writing by any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such Order, agreement, memorandum of understanding, commitment letter, supervisory letter, recommendations, or similar submission nor, to Foundation Bancorp’s Knowledge, has any Regulatory Authority commenced an investigation in connection therewith. Each of Foundation Bancorp and the Foundation Bancorp Subsidiaries are, and there has not been any event or occurrence since December 31, 2013, that would reasonably be expected to result in a determination that the Bank is not, “well capitalized” as defined under the Prompt Corrective Action regulations of the FDIC (12 C.F.R. Part 325 Subpart B).

4.10 Loans. Except as would not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect with respect to Foundation Bancorp, each loan reflected as an asset in the Foundation Bancorp Financial Statements (collectively, the “Foundation Loans”) (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid liens and security interests that have been perfected, and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights. Neither Foundation Bancorp nor any Foundation Bancorp Subsidiary is a party to a loan, including any loan guaranty, with any director or officer of Foundation Bancorp or any Foundation Bancorp Subsidiary, or with any 5% or greater shareholder of Foundation Bancorp, or any Person controlling, controlled by or under common control with any of the foregoing, other than as disclosed in Section 4.10 of the Foundation Bancorp Disclosure Schedule. All loans and extensions of credit that have been made by Foundation Bancorp or any Foundation Bancorp Subsidiary that are subject to Section 22(h) of the Federal Reserve Act, as amended, or to the FRB’s

Regulation O, comply therewith. Section 4.10 of the Foundation Bancorp Disclosure Schedule sets forth a listing, as of March 31, 2016, by account, of: (A) all loans (including loan participations) of Foundation Bancorp or any Foundation Bancorp Subsidiary that have been accelerated during the past twelve months; (B) all loan commitments or lines of credit of Foundation Bancorp or any Foundation Bancorp Subsidiary that have been terminated by Foundation Bancorp or any Foundation Bancorp Subsidiary during the past twelve (12) months by reason of a default or adverse developments in the condition of the borrower or other events or circumstances affecting the credit of the borrower; (C) each borrower, customer or other party which has notified Foundation Bancorp or any Foundation Bancorp Subsidiary during the past twelve (12) months of, or has asserted against Foundation Bancorp or any Foundation Bancorp Subsidiary, in each case in writing, any “lender liability” or similar claim, and, to Foundation Bancorp’s Knowledge, each borrower, customer or other party which has given Foundation Bancorp or any Foundation Bancorp Subsidiary any oral notification of, or orally asserted to or against Foundation Bancorp or any Foundation Bancorp Subsidiary, any such claim; (D) all loans (1) that are contractually past due 90 days or more in the payment of principal and/or interest, (2) that are on non-accrual status, (3) that are classified as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such loan and the identity of the obligor thereunder, (4) that are or should be classified as “troubled debt restructurings” under GAAP, or (5) where a specific reserve allocation exists in connection therewith; and (E) all assets classified by Foundation Bancorp as real estate acquired through foreclosure or in lieu of foreclosure, including in-substance foreclosures, and all other assets currently held that were acquired through foreclosure or in lieu of foreclosure.

4.11 Commitments. Section 4.11 of the Foundation Bancorp Disclosure Schedule sets forth a list of each outstanding commitment, including outstanding letters of credit, repurchase agreements and unfunded agreements to lend of Foundation Bancorp or any Foundation Bancorp Subsidiary, as of March 31, 2016, in an amount of $1,000,000 or more.

4.12 Investment Securities; BOLI. (a) Each of Foundation Bancorp and the Foundation Bancorp Subsidiaries has good and marketable title to all securities held by it (except securities sold under repurchase agreements or held in any fiduciary or agency capacity) free and clear of any Lien, except to the extent that such securities are pledged in the ordinary course of business consistent with prudent business practices to secure obligations of Foundation Bancorp or such Foundation Bancorp Subsidiary, and except for such defects of title or Liens that would not be material to Foundation Bancorp and the Foundation Bancorp Subsidiaries and restrictions on transfer under the federal securities laws. Such securities are valued on the books of Foundation Bancorp and the Foundation Bancorp Subsidiaries in accordance with GAAP. Since December 31, 2015, except as Previously Disclosed, neither Foundation Bancorp nor any Foundation Bancorp Subsidiary has sold any investment securities at a gain, except as necessary to provide liquidity, manage interest rate risk, or as otherwise consistent with past practices. Foundation Bancorp and the Foundation Bancorp Subsidiaries employ investment, securities risk management and other policies, practices and procedures which, to Foundation Bancorp’s Knowledge, are prudent and reasonable in the context of such businesses.

(b) Section 4.12 of the Foundation Bancorp Disclosure Schedule sets forth a true, correct and complete description of all bank owned life insurance (“BOLI”) owned by Foundation Bancorp or any Foundation Bancorp Subsidiary, including the cash surrender value of the BOLI. Foundation Bancorp has taken all actions necessary to comply in all material respects with applicable law in connection with the purchase of such BOLI. The value of such BOLI is and has been fairly and accurately reflected in all material respects in the December 31, 2015 balance sheet of Foundation Bancorp. Except as set forth on Section 4.12 of the Foundation Bancorp Disclosure Schedule, other than Foundation Bancorp or any Foundation Bancorp Subsidiary, no other person has any ownership claims with respect to such BOLI or proceeds of insurance derived therefrom, and there is no split dollar or similar benefit under any such BOLI. As of the date hereof, neither Foundation Bancorp nor any Foundation Bancorp Subsidiary has any outstanding borrowings secured in whole or part by its BOLI.

4.13 Environmental Matters. To Foundation Bancorp’s Knowledge, except as set forth in Section 4.13 of the Foundation Bancorp Disclosure Schedule, neither the conduct nor operation of Foundation Bancorp nor any

Foundation Bancorp Subsidiary nor any condition of any property presently or previously owned, leased or operated by any of them (including, without limitation, in a fiduciary or agency capacity), (collectively, the “Foundation Bancorp Property”), violates or violated, or has resulted in any liability under, any Environmental Laws and, to Foundation Bancorp’s Knowledge, no condition has existed or event has occurred with respect to any of them that, with notice or the passage of time, or both, could reasonably be expected to violate or result in liability under any Environmental Laws. To Foundation Bancorp’s Knowledge, neither Foundation Bancorp nor any Foundation Bancorp Subsidiary has generated, used, manufactured, treated, stored, released or disposed of any Hazardous Material in, on, at, under or about any property presently or previously owned, leased or operated by any of them in violation of, or in a manner which has resulted in any liability under, any Environmental Law. Neither Foundation Bancorp nor any Foundation Bancorp Subsidiary has received any written notice from any Governmental Authority, or, to the Knowledge of Foundation Bancorp, any Person, that Foundation Bancorp or any Foundation Bancorp Subsidiary or the operation or condition of any property ever owned, leased, operated, or held as collateral or in a fiduciary capacity by any of them: (i) are in violation of or otherwise are alleged to have liability under any Environmental Law, including, but not limited to, responsibility (or potential responsibility) for the cleanup or other remediation of any Hazardous Materials at, on, beneath, or originating from any such property; or (ii) were in violation or otherwise were alleged to have liability under any Environmental Law, including, but not limited to, responsibility (or potential responsibility) for the cleanup or other remediation of any Hazardous Materials at, on, beneath, or originating from any such property, which (with respect to properties subject to this subsection (ii)) would reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect with respect to Foundation Bancorp. Neither Foundation Bancorp nor any Foundation Bancorp Subsidiary is the subject of any action, claim, litigation, dispute, investigation or other proceeding with respect to violations of, or liability under, any Environmental Law. Each of Foundation Bancorp and the Foundation Bancorp Subsidiaries have timely filed all reports and notifications required to be filed with respect to all of its operations and properties presently or previously owned, leased or operated by any of them and has generated and maintained all required records and data under all applicable Environmental Laws. Except as would not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect with respect to Foundation Bancorp, there has been no presence, use, generation, handling, treatment, storage, release, threatened release, migration or disposal of Hazardous Material on the Foundation Bancorp Property.

4.14 No Material Adverse Effect; Other Changes. Since December 31, 2015, neither Foundation Bancorp nor any Foundation Bancorp Subsidiary has suffered a change in its business, financial condition or results of operations that has had or that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Since December 31, 2015, except as set forth in Section 4.14 of the Foundation Bancorp Disclosure Schedule, no cash, stock or other dividends, or other distributions with respect to capital stock, have been declared or paid by Foundation Bancorp, nor has Foundation Bancorp purchased or redeemed any of its shares since December 31, 2015.

4.15 Regulatory Approvals; No Defaults.

(a) No material consents or approvals of, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by Foundation Bancorp or any Foundation Bancorp Subsidiary in connection with the execution, delivery or performance by Foundation Bancorp or any Foundation Bancorp Subsidiary of this Agreement or to consummate the Merger or the Bank Merger except for: (1) filings of applications, notices and this Agreement or the Bank Plan of Merger or Bank Articles of Merger with, or requests for approvals or waivers from, as applicable, the Oregon Director, the Washington Director, the FDIC and the FRB; (2) the filing of the Holding Company Plan of Merger with the Oregon Secretary of State and the filing of the Holding Company Articles of Merger with the Washington Secretary of State; (3) the notification of FINRA under Rule 6490 of a “company-related action”; (4) the filing with the SEC of the Prospectus/Proxy Statement and the Registration Statement and declaration of effectiveness of the Registration Statement; and (5) the approval of the Merger by the affirmative vote of a majority of the outstanding shares of the Foundation Bancorp Common Stock (including the Foundation Bancorp Restricted Stock) and the Foundation Bancorp Preferred Stock, entitled to vote thereon at the Foundation Bancorp Meeting, and as otherwise provided in the Foundation

Bancorp Articles. As of the date hereof, Foundation Bancorp has no Knowledge of any reason why the approvals described in Section 8.1(c) hereof will not be received.

(b) Subject to compliance with the matters referred to in the preceding paragraph and the expiration of the related waiting periods, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not (1) constitute a material breach or material violation of, or a material default under, or give rise to any material Lien, any material acceleration of remedies or any material right of termination under, any Order, governmental permit or license, of Foundation Bancorp or any Foundation Bancorp Subsidiary, or to which Foundation Bancorp’s or any Foundation Bancorp Subsidiary’s respective properties is subject or bound, (2) constitute a breach or violation of, or a default under the Foundation Bancorp Articles or the Foundation Bancorp Bylaws or the Bank Articles or the Bank Bylaws, or (3) require any material consent or material approval under any such Order, governmental permit or license. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not constitute a material breach or violation of, or a material default under, or give rise to any material Lien, any material acceleration of remedies or any material right of termination under or require any material consent or approval under any agreement, indenture or instrument of Foundation Bancorp or any Foundation Bancorp Subsidiary or to which Foundation Bancorp’s or any Foundation Bancorp Subsidiary’s respective properties is subject or bound.

4.16 Corporate and Shareholder Approval of Agreement, Binding Obligations.

(a) Each of Foundation Bancorp and the Bank has all requisite corporate power to execute and deliver and, subject to the satisfaction of the conditions set forth in Section 8, perform its respective obligations under this Agreement, including the execution and filing of the Plan of Merger with the Secretary of State of the State of Oregon and the Articles of Merger with the Secretary of State of the State of Washington, and to consummate the Mergers in accordance with the terms of this Agreement. Subject to the affirmative vote of a majority of the outstanding shares of the Foundation Bancorp Common Stock (including the Foundation Bancorp Restricted Stock) and the Foundation Bancorp Preferred Stock, entitled to vote thereon, at the Foundation Bancorp Meeting, and as otherwise provided in the Foundation Bancorp Articles, which is the only Foundation Bancorp shareholder vote required to approve this Agreement pursuant to applicable Washington law, the Foundation Bancorp Articles and the Foundation Bancorp Bylaws, this Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of Foundation Bancorp and the Bank, and will be authorized by all necessary corporate action of Foundation Bancorp as the sole shareholder of the Bank. Each of the Foundation Bancorp Board and the Bank Board, by unanimous vote, has duly adopted resolutions (1) determining that this Agreement and the transactions contemplated hereby are fair to, and in the best interests of, Foundation Bancorp or the Bank, as applicable, and their respective shareholders, (2) approving and adopting this Agreement and the transactions contemplated hereby and (3) directing that this Agreement be submitted to a vote of shareholders at a special meeting of shareholders and recommending that Foundation Bancorp shareholders or the Bank’s shareholder, as applicable, approve this Agreement.

(b) This Agreement has been duly executed and delivered by Foundation Bancorp and the Bank, and is a valid and legally binding obligation of each of Foundation Bancorp and the Bank, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights and except as enforceability may be limited by Section 8(b)(6)(D) of the Federal Deposit Insurance Act).

4.17 Takeover Laws. Each of Foundation Bancorp and the Foundation Bancorp Subsidiaries has taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are exempt from, the requirements of any “moratorium,” “control share,” “fair price,” “affiliate transaction,” “business combination” or other antitakeover laws and regulations of any state (collectively, “Takeover Laws”), including, without limitation, the State of Washington, applicable to it. Each of Foundation Bancorp and the Foundation Bancorp Subsidiaries has taken all action required to be taken by it in order to make this Agreement and the transactions contemplated hereby comply with, and this Agreement and the transactions contemplated hereby do comply with, the requirements of any articles, sections or provisions of the Foundation Bancorp Articles or the Foundation Bancorp Bylaws, and the Bank Articles and the Bank Bylaws, concerning “business combination,” “fair price,” “voting requirement,” “constituency requirement” or other related provisions (collectively, the “Takeover Provisions”). Foundation Bancorp has no shareholder rights plan, “poison pill” or similar plan.

4.18 Tax Matters.

(a) Each of Foundation Bancorp and the Foundation Bancorp Subsidiaries have duly and timely filed all Tax Returns required to be filed with respect to all applicable Taxes, and all such Tax Returns are true, correct and complete in all material respects.

(b) (1) Each of Foundation Bancorp and the Foundation Bancorp Subsidiaries has timely paid all Taxes due and payable, whether or not shown on any Tax Return and whether or not a Tax Return was required to be filed, (2) each of Foundation Bancorp and the Foundation Bancorp Subsidiaries has established reserves in the Foundation Bancorp Financial Statements for Taxes which are sufficient for the payment of all unpaid Taxes as of the dates thereof, whether or not such Taxes are disputed or are yet due and payable, for or with respect to the period covered by the Foundation Bancorp Financial Statements, and neither Foundation Bancorp nor any Foundation Bancorp Subsidiary has any material liability for Taxes in excess of such reserves, (3) to Foundation Bancorp’s Knowledge, each of Foundation Bancorp and the Foundation Bancorp Subsidiaries has withheld and paid to the proper taxing authority all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent consultant, creditor, member or other third party, (4) to Foundation Bancorp’s Knowledge, neither Foundation Bancorp nor any Foundation Bancorp Subsidiary has any material liability for Taxes payable for or with respect to any periods prior to and including the Effective Time in excess of the amounts actually paid prior to the Effective Time or reserved for in the Foundation Bancorp Financial Statements, other than for those liabilities for Taxes incurred in the ordinary course of business, and for which Foundation Bancorp has established adequate reserves, after the date of the Foundation Bancorp Financial Statements, and (5) to Foundation Bancorp’s Knowledge, no claim has ever been made by any taxing authority in any jurisdiction in which Foundation Bancorp or any Foundation Bancorp Subsidiary does not file Tax Returns that Foundation Bancorp or any Foundation Bancorp Subsidiary is or may be subject to taxation by that jurisdiction.

(c) Each of Foundation Bancorp and the Foundation Bancorp Subsidiaries has furnished or otherwise made available to PCC true and correct copies of all Tax Returns for the taxable years beginning after December 31, 2010 and all written communications relating to any written deficiency or claim proposed and/or asserted in writing, irrespective of the outcome of such matter, but only to the extent such Tax Returns or items relate to tax years which are currently subject to an audit, investigation, examination or other proceeding that has not been concluded.

(d) (1) Neither Foundation Bancorp nor any Foundation Bancorp Subsidiary is a party to any agreement relating to the sharing, allocation or payment of, or indemnity for, Taxes (in each case, other than ancillary provisions in commercial agreements that do not relate primarily to Taxes entered into in the ordinary course of business), and (2) neither Foundation Bancorp nor any Foundation Bancorp Subsidiary is, or has been, a member of an affiliated group filing consolidated or combined Tax Returns (other than an affiliated group of which Foundation Bancorp is, or was, the common parent) or otherwise has any liability for the Taxes of any Person under Treasury Regulation Section 1.1502-6 (or similar provision of state, local or foreign law).

(e) (1) All deficiencies asserted or assessments made, in writing, as a result of any Tax audit, investigation, examination or other proceeding have been paid in full, (2) there are no current audits, investigations or examinations with respect to any Tax Returns of Foundation Bancorp or any Foundation Bancorp Subsidiary, and neither Foundation Bancorp nor any Foundation Bancorp Subsidiary has received any written notice that any such audit, investigation or examination is threatened or pending, and (3) no waivers of or extensions of the statutes of limitation (with respect to collection or assessment of Taxes) have been given by or requested with respect to any Taxes of Foundation Bancorp or any Foundation Bancorp Subsidiary.

(f) (1) Neither Foundation Bancorp nor any Foundation Bancorp Subsidiary has participated in a transaction that is described as a “reportable transaction” within the meaning of Treasury Regulation §1.6011-4(b)(1), and (2) there are no Liens for Taxes on any of the assets of Foundation Bancorp or any Foundation Bancorp Subsidiary other than Liens for current Taxes not yet due and (3) to the Knowledge of Foundation Bancorp, Foundation Bancorp and each Foundation Bancorp Subsidiary is in material compliance with, and their records contain all information and documents (including properly completed IRS Forms W-8 and W-9) necessary to comply with, all applicable information reporting and tax withholding requirements under federal, state, and local tax laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Code.

(g) (1) Neither Foundation Bancorp nor any Foundation Bancorp Subsidiary has been a party to any distribution occurring during the last three (3) years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code applied, (2) neither Foundation Bancorp nor any Foundation Bancorp Subsidiary has entered into a written agreement with any taxing authority or is subject to an adjustment under Section 481(a) of the Code that would have a material impact on the calculation of Taxes after the Effective Time, (3) neither Foundation Bancorp nor any Foundation Bancorp Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income that would have a material impact on the calculation of Taxes after the Effective Time as a result of (A) any intercompany transactions or any excess loss account described in Treasury Regulations under Code § 1502 (or any corresponding or similar provision of state, local or foreign income Tax law), (B) the installment method of accounting, the completed contract method of accounting, the long-term contract method of accounting or the open transaction method of accounting, in each case as it relates to taxable income attributable to income that accrued in a prior taxable period but was not recognized in such period as a result of such method of accounting, or (C) any prepaid amount received on or prior to the Effective Date, and (4) neither Foundation Bancorp nor any Foundation Bancorp Subsidiary is, has been within the applicable period set forth in Section 897(c)(1)(A)(ii) of the Code, or will be as of the Effective Date, a “United States real property holding corporation” (as that term is defined under Section 897 of the Code).

(h) Foundation Bancorp has not taken or agreed to take any action, and is not aware of any fact or circumstance, that would prevent, or could reasonably be expected to prevent, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.19 Real Property, Leased Personal Property. Except as set forth in Section 4.19 of the Foundation Bancorp Disclosure Schedule, each of Foundation Bancorp and the Foundation Bancorp Subsidiaries has good and marketable title, free and clear of all Liens, encumbrances, charges, defaults or equitable interests to all of the properties and assets, real and personal, reflected on the Foundation Bancorp Financial Statements as being owned by Foundation Bancorp or any Foundation Bancorp Subsidiary as of December 31, 2015, or acquired after such date, except (i) statutory Liens for amounts not yet due and payable, (ii) pledges to secure deposits and other Liens incurred in the ordinary course of banking business, (iii) such imperfections of title, easements, encumbrances, Liens, charges, defaults or equitable interests, if any, as do not affect the use of properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, (iv) dispositions and encumbrances in the ordinary course of business consistent with past practice, (v) Liens on properties acquired in foreclosure or on account of debts previously contracted, and (vi) all cashiers’, landlords’, workmen’s, repairmen’s, warehousemen’s and carriers’ liens and construction liens and other similar liens imposed by law and incurred in the ordinary course of business that are being contested in good faith and have been bonded over as required and that would not individually or in the aggregate be materially adverse to the affected property subject to such Lien (collectively, “Permitted Liens”). All leases pursuant to which Foundation Bancorp or any Foundation Bancorp Subsidiary, as lessee, leases real or personal property (except for leases that have expired by their terms or that Foundation Bancorp or any Foundation Bancorp Subsidiary has agreed to terminate since the date hereof) are valid without default thereunder by the lessee or, to Foundation Bancorp’s Knowledge, the lessor. Section 4.19 of the Foundation Bancorp Disclosure Schedule includes a list of all of the real property owned or leased by each of Foundation Bancorp and the Foundation Bancorp Subsidiaries, and all real property held by each of Foundation Bancorp and the Foundation Bancorp Subsidiaries, as other real estate owned and the book value thereof (the “Foundation Bancorp Real Property”). All buildings and structures on the Foundation Bancorp Real Property, the equipment located thereon, and the real and personal property leased by each of Foundation Bancorp and the Foundation Bancorp Subsidiaries are in reasonable operating condition and repair (ordinary wear and tear excepted). The Foundation Bancorp Real Property is in material compliance with all applicable zoning laws and building codes. There are no pending or, to Foundation Bancorp’s Knowledge, threatened, condemnation proceedings against the Foundation Bancorp Real Property. Neither Foundation Bancorp nor any Foundation Bancorp Subsidiary has received any written notices alleging violations of the Americans with Disabilities Act of 1990 (“ADA”) and all similarly motivated state and local laws (“Local Barriers Acts”) or the Occupational Health and Safety Act of 1970 (“OSHA”), any notices of claims made or threatened in writing regarding noncompliance with the ADA or Local Barriers Acts, or any written notices of any governmental or regulatory actions or investigations instituted or threatened regarding noncompliance with the ADA or Local Barriers Acts.

4.20 Insurance. Each of Foundation Bancorp and the Foundation Bancorp Subsidiaries maintains, and has maintained for the two (2) years prior to the date of this Agreement, insurance underwritten by insurers of recognized financial responsibility, of the types and in the amounts that Foundation Bancorp and the Foundation Bancorp Subsidiaries reasonably believe are adequate for their respective businesses, including insurance covering all Foundation Bancorp Real Property and all personal property owned or leased by Foundation Bancorp or any of the Foundation Bancorp Subsidiaries against theft, damage, destruction, acts of vandalism and all other risks customarily insured against, with such deductibles as are customary for companies in the same or similar business. Section 4.20 of the Foundation Bancorp Disclosure Schedule lists all policies and binders of insurance currently maintained in respect of the assets, properties, business, operations, employees, officers or directors of Foundation Bancorp and the Foundation Bancorp Subsidiaries (other than any policy maintained in connection with a Foundation Bancorp Plan) (collectively, the “Foundation Bancorp Insurance Policies”). True, correct and complete copies of all of the Foundation Bancorp Insurance Policies, and all written correspondence relating to any material claims made since December 31, 2013, under the Foundation Bancorp Insurance Policies, have been made available to PCC. All of the Foundation Bancorp Insurance Policies are in full force and effect, the premiums due and payable have been paid, and there is no breach or default (and, to Foundation Bancorp’s Knowledge, no condition exists or event has occurred which, with the giving of notice or lapse of time or both, would constitute such a breach or default) by Foundation Bancorp or any of the Foundation Bancorp Subsidiaries under any of the Foundation Bancorp Insurance Policies or, to the Knowledge of Foundation Bancorp, by any other party to the Foundation Bancorp Insurance Policies, except for any such breach or default that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Foundation Bancorp and the Foundation Bancorp Subsidiaries, taken as a whole. Neither Foundation Bancorp nor any of the Foundation Bancorp Subsidiaries has received any written notice of cancellation or non-renewal of any Foundation Bancorp Insurance Policy nor, to the Knowledge of Foundation Bancorp, is the termination of any such policy or policies threatened.

4.21 Intellectual Property. Except as would not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect:

(a) Except as set forth on Section 4.21 of the Foundation Bancorp Disclosure Schedule, Foundation Bancorp and the Foundation Bancorp Subsidiaries own or otherwise have the right to use all (i) United States and foreign patents, patent applications and statutory invention registrations, including reissues, divisions, continuations, continuations-in-part, extensions and reexaminations thereof; (ii) copyrightable works, the copyrights therein and thereto (including copyrights in software and databases), and all applications therefor, and all renewals, extensions, restorations and reversions thereof; (iii) know-how, trade secrets, inventions, discoveries and other unpatented or unpatentable proprietary or confidential information, including systems, methods or procedures (collectively, “Trade Secrets”); and (iv) trademarks, service marks, trade names, trade dress, logos, corporate names, domain names and symbols, slogans and other indicia of source or origin, including the goodwill of the business symbolized thereby or associated therewith (collectively, “Proprietary Rights”) material to the conduct of the business of Foundation Bancorp and the Foundation Bancorp Subsidiaries as now conducted.

(b) Section 4.21 of the Foundation Bancorp Disclosure Schedule sets forth a true and complete list of all material registered and applied-for Proprietary Rights that are owned or purported to be owned by Foundation Bancorp or any of the Foundation Bancorp Subsidiaries as of the date hereof (together with all other Proprietary Rights owned by or purported to be owned by Foundation Bancorp or any of the Foundation Bancorp Subsidiaries, the “Foundation Bancorp Proprietary Rights”). Either Foundation Bancorp or one of the Foundation Bancorp Subsidiaries exclusively owns each of the Foundation Bancorp Proprietary Rights, free and clear of all Liens, other than Permitted Liens. To the Knowledge of Foundation Bancorp, the Foundation Bancorp Proprietary Rights are valid, subsisting and enforceable. To the Knowledge of Foundation Bancorp, neither Foundation Bancorp nor any of the Foundation Bancorp Subsidiaries is infringing, misappropriating or otherwise violating the rights of any Person in any Proprietary Rights, nor to the Knowledge of Foundation Bancorp has Foundation Bancorp or any of the Foundation Bancorp Subsidiaries since December 31, 2013, infringed, misappropriated or otherwise violated the rights of any Person in any Proprietary Rights and, to the Knowledge of Foundation Bancorp, no Person is infringing, misappropriating or violating, nor has any Person infringed, misappropriated or violated since December 31, 2013, any of the Foundation Bancorp Proprietary Rights.

(c) Except as Previously Disclosed, since December 31, 2013, no charges, claims, proceedings or litigation have been asserted or, to the Knowledge of Foundation Bancorp, threatened against Foundation Bancorp or any of the Foundation Bancorp Subsidiaries contesting the ownership, enforceability, or validity of any of the Foundation Bancorp Proprietary Rights or challenging or questioning the right of Foundation Bancorp and the Foundation Bancorp Subsidiaries to use the Proprietary Rights of any Person, and, to the Knowledge of Foundation Bancorp, no valid basis exists for the assertion of any such charge, claim, proceeding or litigation.

(d) All licenses and other Contracts to which Foundation Bancorp or any of the Foundation Bancorp Subsidiaries is a party relating to Proprietary Rights are in full force and effect and constitute valid, binding and enforceable obligations of Foundation Bancorp or such Foundation Bancorp Subsidiary (except as enforcement may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium, and similar laws of general applicability relating to or affecting creditors’ rights, as the case may be, and there have not been and there currently are not any defaults (or any event which, with notice or lapse of time, or both, would constitute a default) by Foundation Bancorp or any of the Foundation Bancorp Subsidiaries under any license or other Contract affecting Proprietary Rights used in or necessary for the conduct of the business of Foundation Bancorp or any of the Foundation Bancorp Subsidiaries as now conducted or as would reasonably be expected to be conducted in the future consistent with general banking business in the United States.

(e) The validity, continuation and effectiveness of all licenses and other Contracts relating to the Proprietary Rights used in or necessary for the conduct of the business of Foundation Bancorp and the Foundation Bancorp Subsidiaries as now conducted, the current terms thereof, and the rights of Foundation Bancorp or any of the Foundation Bancorp Subsidiaries in and to the Foundation Bancorp Proprietary Rights will not be adversely affected by the consummation of the transactions contemplated by this Agreement. Foundation Bancorp and the Foundation Bancorp Subsidiaries have taken commercially reasonable measures to protect the Proprietary Rights used in their businesses, including the confidentiality and value of all Trade Secrets that are owned, used or held by Foundation Bancorp and the Foundation Bancorp Subsidiaries, including by maintaining policies that require employees, licensees, consultants or other third parties with access to such Trade Secrets to keep such Trade Secrets confidential (the “Confidentiality Policies”). To the Knowledge of Foundation Bancorp, such Confidentiality Policies have not been violated by any employees, licensees, consultants or other third parties who have been granted access to such Trade Secrets.

(f) The computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, network equipment, data communication lines and all other computerized or information technology equipment (collectively, the “IT Assets”) of Foundation Bancorp and the Foundation Bancorp Subsidiaries operate and perform in accordance with their documentation and functional specifications and otherwise as required by Foundation Bancorp and the Foundation Bancorp Subsidiaries in connection with their business, and have not malfunctioned or failed within the past two (2) years. To the Knowledge of Foundation Bancorp, since December 31, 2012, no Person has gained unauthorized access to the IT Assets. Foundation Bancorp and the Foundation Bancorp Subsidiaries have implemented and have verifiable functionality of reasonable identity management, backup, archive, security and disaster recovery technology and processes consistent with industry practices. Foundation Bancorp and the Foundation Bancorp Subsidiaries have taken commercially reasonable measures, directly or indirectly, to ensure the confidentiality, privacy and security of confidential employee, customer financial and other information, and are compliant with all applicable law with respect to data protection and privacy.

4.22 Material Contracts and Agreements; Defaults.

(a) Except as set forth in Section 4.22 of the Foundation Bancorp Disclosure Schedule, neither Foundation Bancorp nor any Foundation Bancorp Subsidiary is a party to or bound by any Contract (other than Foundation Loans in the ordinary course of business not in excess of $2,000,000 in aggregate principal amount per Foundation Loan): (1) involving commitments to others to make capital expenditures or purchases or sales in excess of $100,000 in any one case in any period of twelve (12) consecutive months; (2) relating to any direct or indirect indebtedness for borrowed money except as a creditor in the ordinary course of business (including loan agreements, lease purchase arrangements, guarantees, agreements to purchase goods or services or to supply funds or other undertakings on which others rely in extending credit), or any conditional sales contracts, chattel mortgages, equipment lease agreements and other security arrangements with respect to personal property, other than contracts entered into in the ordinary course of business consistent with past practice and policies; (3) any employment, severance, consulting or management services contract or any confidentiality or proprietary rights contract with any employee or other service provider of or to Foundation Bancorp or any Foundation Bancorp Subsidiary; (4) containing covenants limiting the freedom of Foundation Bancorp or any Foundation Bancorp Subsidiary to compete in any line of business or with any individual, bank, corporation, partnership, limited liability company, joint venture, trust, unincorporated association or organization, government body, agency or instrumentality, or any other entity or in any area or territory; (5) any partnership, joint venture, limited liability company arrangement or other similar agreement; (6) any material license agreement, either as licensor or licensee, or any other contract of any type relating to any Trade Secrets or Proprietary Rights; (7) any arrangement under which Foundation Bancorp or any Foundation Bancorp Subsidiary has advanced or loaned any amount to any of its directors, officers, and employees; (8) whether exclusive or otherwise, with any sales agent, representative, franchisee or distributor involving money or property, other than Contracts entered into in the ordinary course of business consistent with past practice and policies; (9) other than this Agreement and the ancillary agreements being executed in connection with this Agreement, providing for the acquisition or disposition of any portion of Foundation Bancorp or any Foundation Bancorp Subsidiary; (10) that requires the payment of royalties; (11) under which the consequences of a breach, violation or default could reasonably be expected to have a Material Adverse Effect on Foundation Bancorp or any Foundation Bancorp Subsidiary or to prohibit or delay the consummation of the transactions contemplated by this Agreement; (12) pursuant to which Foundation Bancorp or any Foundation Bancorp Subsidiary has any obligation to share revenues or profits derived from Foundation Bancorp or any Foundation Bancorp Subsidiary with any other entity; (13) between Foundation Bancorp or any Foundation Bancorp Subsidiary, on the one hand, and any officer, director, employee or consultant of Foundation Bancorp or any Foundation Bancorp Subsidiary, or any natural person related by blood or marriage to such natural person, on the other hand, other than Foundation Bancorp Plans; (14) that would entitle any present or former director, officer, employee or agent of Foundation Bancorp or any Foundation Bancorp Subsidiary to indemnification or contribution from Foundation Bancorp or any Foundation Bancorp Subsidiary; (15) that gives rise to, or accelerates the vesting or payment of, any benefits to any other Person as a result of the consummation of the Mergers; and (16) any other legally binding contract not of the type covered by any of the other items of this Section 4.22 involving money or property and having an obligation on the part of Foundation Bancorp or any Foundation Bancorp Subsidiary in excess of $100,000 in the aggregate in any period of twelve (12) consecutive months.

(b) All of the Material Contracts are in full force and effect and are legal, valid, binding and enforceable in accordance with their terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights (1) as to Foundation Bancorp or any Foundation Bancorp Subsidiary, as the case may be, and (2) to Foundation Bancorp’s Knowledge, as to the other parties to such Material Contracts. Except as disclosed in Section 4.22 of the Foundation Bancorp Disclosure Schedule, Foundation Bancorp or any Foundation Bancorp Subsidiary, and to Foundation Bancorp’s Knowledge, each other party to the Material Contracts, has in all material respects performed and is in all material respects performing all obligations required to be performed by it under the Material Contracts. Neither Foundation Bancorp nor any Foundation Bancorp Subsidiary nor, to Foundation Bancorp’s Knowledge, another party, is in violation, breach or default of any material obligation, condition or covenant under any of the Material Contracts, and neither Foundation Bancorp nor any Foundation Bancorp Subsidiary nor, to Foundation Bancorp’s Knowledge, another party, has received any written notice that any of the Material Contracts will be terminated or will not be renewed. Neither Foundation Bancorp nor any Foundation Bancorp Subsidiary has received from or given to any other Person any notice of default or other violation under any of the Material Contracts, nor, to Foundation Bancorp’s Knowledge, does any condition exist or has any event occurred which with notice or lapse of time or both would constitute a default thereunder, in each case which would be material to Foundation Bancorp.

4.23 Employee Benefits.

(a) Section 4.23(a) of the Foundation Bancorp Disclosure Schedule contains a true and complete list of each Foundation Bancorp Plan. “Foundation Bancorp Plan” shall mean any Employee Benefit Plan sponsored, maintained, contributed to or required to be contributed to, by Foundation Bancorp, or as to which Foundation Bancorp has or may have any liability or obligation, contingent or otherwise, whether written or not.

(b) Except as disclosed in Section 4.23(b) of the Foundation Bancorp Disclosure Schedule or as contemplated by this Agreement, there are no Contracts, arrangements or commitments maintained or agreed to by either Foundation Bancorp, or provisions of any Foundation Bancorp Plans that provide for or could result in the payment to any current or former Foundation Bancorp employee, officer or director of any money or other property rights, or accelerate the vesting or payment of such amounts or rights to any such person, or result in an increase in benefits otherwise payable under any Foundation Bancorp Plan, as a result of the execution of this Agreement or the consummation of transactions contemplated by this Agreement (whether alone or upon the occurrence of any additional or subsequent events). No such payment or acceleration set forth in Section 4.23(b) of the Foundation Bancorp Disclosure Schedule constitutes or could reasonably be characterized as an “excess parachute payment” within the meaning of Code Section 280G, and Foundation Bancorp has made available to PCC true and complete copies of Code Section 280G calculations prepared with respect to each disqualified individual in connection with such transactions. Foundation Bancorp does not have any obligation to reimburse any person for any income tax or penalty that would otherwise be payable by that person under Code Section 4999 or 409A.

(c) Except as set forth in Section 4.23(c) of the Foundation Bancorp Disclosure Schedule, neither Foundation Bancorp nor any entity which is considered one employer with Foundation Bancorp as determined under Section 414(a), (b), (c), (m) or (o) of the Code or Section 4001 of ERISA (“ERISA Affiliate”) has maintained, contributed to, or been required to contribute to, a single-employer pension benefit plan that is subject to title I, subtitle B, part 3 of ERISA or Section 412 of the Code in the six (6) years prior to the date hereof.

(d) Foundation Bancorp and, to the Knowledge of Foundation Bancorp, all persons having fiduciary responsibilities or duties with respect to any Foundation Bancorp Plan, are, and have since inception been, in substantial compliance with, and each such Foundation Bancorp Plan is and has been operated substantially in accordance with, its provisions and in compliance in all material respects with the applicable laws, rules, regulations, interpretations and guidelines governing such Foundation Bancorp Plan, including, without limitation, the rules, regulations, interpretations and guidelines promulgated by the Department of Labor, the PBGC and the Internal Revenue Service under ERISA or the Code. Each Foundation Bancorp Plan that is intended to be tax-qualified has a currently effective favorable determination or may rely on a currently effective favorable opinion from the Internal Revenue Service as to the Plan’s qualification under the Code, and to the Knowledge of Foundation Bancorp, no circumstance exists that is likely to result in the loss of such qualified status under Section 401(a) of the Code. No Foundation Bancorp Plan is a “multiemployer pension plan,” as such term is defined in Section 3(37) of ERISA, a “multiple employer plan,” as described in Section 413(c) of the Code, or a “multiple employer welfare arrangement,” as such term is defined in Section 3(40)(A) of ERISA. All contributions or other amounts payable by Foundation Bancorp as of the date hereof with respect to each Foundation Bancorp Plan in respect of current or prior plan years have been timely paid when due, or accrued in accordance with GAAP, and there are no pending or, to the Knowledge of Foundation Bancorp, threatened or anticipated, claims (other than routine claims for benefits) by, on behalf of or against any Foundation Bancorp Plan, or any trusts related thereto. Except to the extent limited by applicable law or prohibited by the terms of an individual agreement, each Foundation Bancorp Plan may be amended, terminated or otherwise discontinued after the Closing in accordance with its terms without material liability to PCC, PCB, Foundation Bancorp or any Foundation Bancorp Subsidiary (other than ordinary administrative expenses (including administrative-related termination expenses) with respect to accrued benefits thereunder).

(e) All reports required by any government agency and disclosures to participants with respect to each Welfare Benefit Plan have been timely made or filed. Except as set forth in Section 4.23(e) of the Foundation Bancorp Disclosure Schedule, no Foundation Bancorp Plan provides, has liability to provide, or has promised or contracted to provide, welfare benefits, including without limitation, death or medical benefits (whether or not insured), with respect to current or former employees, officers or directors of Foundation Bancorp or any ERISA Affiliate beyond their retirement or other termination of service, other than (1) coverage mandated by applicable law, (2) any deferred compensation benefits properly accrued as liabilities on the books of Foundation Bancorp, (3) benefits the full cost of which is borne by the current or former employee, officer or director (or beneficiary thereof), or (4) benefits provided in connection with severance benefits.

(f) Neither Foundation Bancorp nor, to the Knowledge of Foundation Bancorp, any plan fiduciary of any Foundation Bancorp Plan, has engaged in any transaction in violation of Section 406(a) or (b) of ERISA for which no exemption exists under Section 408 of ERISA or for which no exemption has been granted by the Department of Labor or any “prohibited transaction” (as defined in Section 4975(c)(1) of the Code) for which no exemption exists under Section 4975(c)(2) or (d) of the Code or for which no exemption has been granted by the Internal Revenue Service and that would be reasonably be expected to result in mutual liability of Foundation Bancorp. To the Knowledge of Foundation Bancorp, neither Foundation Bancorp nor any ERISA Affiliate has engaged in a transaction in connection with which Foundation Bancorp or any ERISA Affiliate could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code.

(g) With respect to each material Foundation Bancorp Plan, complete and correct copies of the following documents have been furnished to PCC, to the extent applicable:

(1) Each current Foundation Bancorp Plan, any related trust or other funding agreements;

(2) The most recent summary plan description and summary of material modifications of each current Foundation Bancorp Plan for which such summaries are required under ERISA;

(3) The most recent determination or opinion letters of the Internal Revenue Service for each Foundation Bancorp Plan for which such letters are required under the Code; and

(4) Annual Reports (on Form 5500 series) required to be filed by Foundation Bancorp or an ERISA Affiliate with any governmental agency for the last three (3) years ending prior to the Effective Date, including any audit reports and financial statements prepared in connection therewith.

(h) Neither Foundation Bancorp nor any Foundation Bancorp Subsidiary has (1) granted to any person an interest in a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) which interest has been or, upon the lapse of a substantial risk of forfeiture with respect to such interest, will be subject to tax imposed by Section 409A(a)(1)(B) or (b)(5) of the Code or (2) modified the terms of any “nonqualified deferred compensation plan” in a manner that could cause an interest previously granted under such plan to become subject to the tax imposed by Section 409A(a)(1)(B) or (b)(5) of the Code.

4.24 Labor and Employment Matters.

(a) No labor strike, dispute, slowdown or stoppage is currently pending, has occurred in the last two (2) years or, to the Knowledge of Foundation Bancorp, is threatened against Foundation Bancorp or any Foundation Bancorp Subsidiary, and, to the Knowledge of Foundation Bancorp, there is no activity involving employees of Foundation Bancorp or any Foundation Bancorp Subsidiary to certify a collective bargaining unit or engage in other organizational activity. Neither Foundation Bancorp nor any Foundation Bancorp Subsidiary is a party to nor is Foundation Bancorp bound by any collective bargaining agreement, contract or other agreement or understanding with a trade union or labor organization, nor is Foundation Bancorp or any Foundation Bancorp Subsidiary the subject of a proceeding asserting that Foundation Bancorp or any Foundation Bancorp Subsidiary has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel Foundation Bancorp or any Foundation Bancorp Subsidiary to bargain with any labor organization as to wages or conditions of employment.

(b) Section 4.24(b) of the Foundation Bancorp Disclosure Schedule sets forth a true and complete list of all employees of Foundation Bancorp and any Foundation Bancorp Subsidiaries, and includes each employee’s name, title, department, work location, status (e.g., full- or part-time or temporary), overtime classification (e.g., exempt or non-exempt), date of commencement of employment, rate of all regular compensation, rate of any bonus (including type of bonus) or any other compensation, whether the employee is on leave (and if so, the category of leave) and the employee’s accrued vacation and sick leave. Foundation Bancorp and the Foundation Bancorp Subsidiaries do not employ any person who has an express or implied contract or agreement that prohibits such person from being dismissed immediately and without prior notice to the employee or liability to the employee (other than for salary or wages for time worked and benefits disclosed in Section 4.24(b) of the Foundation Bancorp Disclosure Schedule).

(c) Section 4.24(c) of the Foundation Bancorp Disclosure Schedule sets forth a true and complete list of all independent contractors and consultants (collectively, “Consultants”) to Foundation Bancorp or any Foundation Bancorp Subsidiary, and includes each Consultant’s name, date of commencement, and rate of all regular, bonus or any other compensation payable. Except as disclosed in Section 4.24(c) of the Foundation Bancorp Disclosure Schedule, all Consultants can be terminated immediately and without prior notice to the Consultant or liability to the Consultant.

(d) Foundation Bancorp and each of the Foundation Bancorp Subsidiaries is and has been in compliance in all material respects with all applicable laws and regulations respecting hiring and employment, including but not limited to, discrimination or harassment in employment, retaliation, reasonable accommodation, terms and conditions of employment, termination of employment, wages, overtime classification, hours, leaves of absence, occupational safety and health, employee whistle-blowing, immigration, employee privacy, employment practices and classification of employees, consultants and independent contractors.

(e) Foundation Bancorp and each of the Foundation Bancorp Subsidiaries has withheld all amounts required by law or by agreement to be withheld from the wages, salaries, and other payments to employees or

Consultants, and is not liable for any arrears of wages or any Taxes or any penalty for failure to comply with any of the foregoing. Neither Foundation Bancorp nor any Foundation Bancorp Subsidiary is liable for any payment to any trust or other fund or to any governmental or administrative authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the ordinary course, consistent with past practice). There are no pending claims against Foundation Bancorp or any Foundation Bancorp Subsidiary under any workers’ compensation plan or policy or for short- or long-term disability, except as set forth in Section 4.24(e) of the Foundation Bancorp Disclosure Schedule.

(f) There are no legal actions or labor grievances pending or, to Foundation Bancorp’s Knowledge, threatened, against or by Foundation Bancorp or any Foundation Bancorp Subsidiary involving any current or former employees, Consultants, independent contractors or applicants. Neither Foundation Bancorp nor any Foundation Bancorp Subsidiary has received notice of, nor to Foundation Bancorp’s Knowledge, does any Governmental Authority responsible for the enforcement of labor or employment laws intend to conduct, an investigation with respect to Foundation Bancorp or any Foundation Bancorp Subsidiary, and no such investigation is in progress.

(g) Since the enactment of the Worker Adjustment and Retraining Notification Act of 1988 or any similar foreign, state or local law (the “WARN Act”), (1) neither Foundation Bancorp nor any Foundation Bancorp Subsidiary has effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the company, (2) there has not occurred a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of Foundation Bancorp or any Foundation Bancorp Subsidiary, (3) neither Foundation Bancorp nor any Foundation Bancorp Subsidiary has been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign law or regulation and (4) none of the employees of Foundation Bancorp or any Foundation Bancorp Subsidiary has suffered an “employment loss” (as defined in the WARN Act) during the six (6) month period prior to the date hereof.

(h) There are no personnel manuals, handbooks, or material policies, rules or procedures applicable to employees of Foundation Bancorp or any Foundation Bancorp Subsidiary and the terms of their employment, other than those listed in Section 4.24(h) of the Foundation Bancorp Disclosure Schedule, true and complete copies of which have heretofore been made available to PCC.

(i) To Foundation Bancorp’s Knowledge, no employees of Foundation Bancorp or any Foundation Bancorp Subsidiary are in violation of any term of any employment contract, invention assignment agreement, patent disclosure agreement, non-competition agreement, non-solicitation agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by Foundation Bancorp or any Foundation Bancorp Subsidiary because of the nature of the business conducted by Foundation Bancorp or any Foundation Bancorp Subsidiary or to the use of Trade Secrets or Proprietary Rights of others.

4.25 Allowance for Loan and Lease Losses. The Bank’s Allowance for Loan and Lease Losses, as established from time to time, equals or exceeds the amount required of Foundation Bancorp as determined (i) by internal policies and procedures of the Bank for determining the Allowance for Loan and Lease Losses; (ii) by applicable FDIC and Washington Director rules and guidance; and (iii) pursuant to GAAP. Since December 31, 2015, the Bank has not reversed any provision taken for loan or lease losses. The Bank has properly accounted for all impaired loans and leases in accordance with internal policies and in accordance with SFAS 114 in all material respects. The Allowance for Loan and Lease Losses reflected on the Foundation Bancorp Financial Statements, as of their respective dates, is adequate in all material respects under the requirements of GAAP to provide for inherent losses on the outstanding loans and leases owned by Foundation Bancorp and on its off-balance sheet exposure.

4.26 Repurchase Agreements. With respect to all agreements pursuant to which Foundation Bancorp or any Foundation Bancorp Subsidiary has purchased securities subject to an agreement to resell, if any, Foundation Bancorp or such Foundation Bancorp Subsidiary has a valid, perfected first lien or security interest in or evidence of ownership in book entry form of the government securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.

4.27 Interests of Directors and Others. Except as set forth in Section 4.27 of the Foundation Bancorp Disclosure Schedule, no officer or director of Foundation Bancorp or any Foundation Bancorp Subsidiary has any material interest in any assets or property (whether real or personal, tangible or intangible) of or used in the business of Foundation Bancorp or any such Foundation Bancorp Subsidiary other than as an owner of outstanding securities of Foundation Bancorp or deposit accounts of Foundation Bancorp, or as borrowers under loans fully performing in accordance with their terms, which terms are no more favorable to the obligor thereon than those available to unaffiliated parties made at or about the same time.

4.28 Brokers and Finders. No broker, agent, finder, consultant or other party (other than legal, compliance, loan auditors and accounting advisors) has been retained by Foundation Bancorp or is entitled to be paid based upon any agreements, arrangements or understandings made by Foundation Bancorp in connection with any of the transactions contemplated by this Agreement except for Keefe, Bruyette & Woods, Inc., which has been engaged by Foundation Bancorp to render certain financial advisory services and the Fairness Opinion (as hereinafter defined) pursuant to that certain engagement letter, dated December 15, 2015, a true and correct copy of which has been provided to PCC. The Board of Directors of Foundation Bancorp has received a fairness opinion (which, if initially rendered verbally, has been confirmed by a written opinion, dated the same date) (the “Fairness Opinion”) from Keefe, Bruyette & Woods, Inc., to the effect that, as of the date of such opinion, and based upon and subject to the factors, assumptions and limitations set forth therein, the Merger Consideration to be received by Foundation Bancorp shareholders is fair to such shareholders from a financial point of view.

4.29 Bank Secrecy Act; Anti-Money Laundering and OFAC and Customer Information; Patriot Act; Transactions with Affiliates. Neither Foundation Bancorp nor any Foundation Bancorp Subsidiary is aware of, has been advised of, or has any reason to believe that any facts or circumstances exist, which would cause Foundation Bancorp or any Foundation Bancorp Subsidiary to be deemed, in any material respect, (i) to be operating in violation in any respect of the Bank Secrecy Act, the Patriot Act, any regulation, Order or rule issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation or any applicable economic sanctions statute, rule or regulation; or (ii) not to be in compliance with the applicable privacy and customer information requirements contained in any federal and state privacy laws and regulations, including, without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder, as well as the provisions of the information security program adopted by Foundation Bancorp and the Foundation Bancorp Subsidiaries pursuant to 12 C.F.R. Part 364. Neither Foundation Bancorp nor any Foundation Bancorp Subsidiary has any Knowledge of any facts or circumstances that would indicate that any non-public customer information has been disclosed to or accessed by an unauthorized third party in a manner that would cause Foundation Bancorp or any Foundation Bancorp Subsidiary to undertake any material remedial action. Foundation Bancorp and the Foundation Bancorp Subsidiaries have adopted and implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with Section 326 of the Patriot Act, and such anti-money laundering program meets the requirements in all material respects of Section 352 of the Patriot Act and the regulations thereunder. Foundation Bancorp and the Foundation Bancorp Subsidiaries (i) have complied in all material respects with any requirements to file reports (including, without limitation, suspicious activity reports) and other necessary documents as required by the Patriot Act and the regulations thereunder, and (ii) timely and accurately filed in all material respects all currency transaction reports required by the Bank Secrecy Act. Neither Foundation Bancorp nor any Foundation Bancorp Subsidiary has entered into any “covered transactions” with affiliates within the meaning of Sections 23A and 23B of the Federal Reserve Act.

4.30 Risk Management Instruments. All material Derivative Transactions and other similar risk management arrangements, whether entered into for Foundation Bancorp’s or any Foundation Bancorp Subsidiary’s own account, or for the account of one or more of Foundation Bancorp’s or any Foundation Bancorp Subsidiary’s customers (all of which arrangements currently in effect are listed in Section 4.30 of the Foundation Bancorp Disclosure Schedule), were entered into (i) in accordance with prudent business practices and all applicable laws, rules, regulations and regulatory policies and (ii) with counterparties believed to be financially responsible at the time; and each of them constitutes the valid and legally binding obligation of Foundation Bancorp or such Foundation Bancorp Subsidiary, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights), and is in full force and effect. Neither Foundation Bancorp nor any Foundation Bancorp Subsidiary nor, to Foundation Bancorp’s Knowledge, any other party thereto, is in breach of any of its obligations under any such agreement or arrangement.

4.31 Derivative Transactions. Except as would not reasonably be expected to result in a Material Adverse Effect:

(a) All Derivative Transactions entered into by Foundation Bancorp or for the account of any of its customers were entered into in accordance with applicable laws, rules, regulations, and regulatory policies of any Governmental Authority, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Foundation Bancorp, and were entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions. Foundation Bancorp and, to the Knowledge of Foundation Bancorp, each of the applicable counterparties, have duly performed all of its obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to the Knowledge of Foundation Bancorp, there are no breaches, violations or defaults, or allegations or assertions of such, by any party thereunder.

(b) No Derivative Transaction, were it to be a Loan held by Foundation Bancorp, would be classified as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans” or words of similar import. The financial position of Foundation Bancorp under or with respect to each such Derivative Transaction has been reflected in the books and records of Foundation Bancorp in accordance with GAAP consistently applied.

(c) For the purposes of this Agreement, the term “Derivative Transaction” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

4.32 No Additional Representations. Except for the representations and warranties made in this Section 4, neither Foundation Bancorp nor any other Person makes any express or implied representation or warranty with respect to Foundation Bancorp, the Foundation Bancorp Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Foundation Bancorp hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Foundation Bancorp nor any other Person makes or has made any representation or warranty with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Foundation Bancorp, the Foundation Bancorp Subsidiaries, or their respective businesses or (ii) except for the representations and warranties made by Foundation Bancorp in this Section 4, any oral or written information presented to PCC, PCB or any of their respective affiliates or representatives in the course of their due diligence investigation, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

5. REPRESENTATIONS AND WARRANTIES OF PCC AND PCB.

Subject to Section 3 and except as Previously Disclosed in a paragraph of the PCC Disclosure Schedule corresponding to the relevant paragraph below or in any other paragraph of PCC’s Disclosure Schedule (so long as it is reasonably clear on the face of such disclosure that the disclosure in such other paragraph of the PCC Disclosure Schedule is also applicable to the section of the Agreement in question), each of PCC and PCB represents and warrants to Foundation Bancorp as follows:

5.1 Organization, Standing and Authority. PCC is an Oregon corporation duly organized and validly existing under the laws of the State of Oregon and has all requisite corporate power and authority to own, lease, and operate its properties and assets and carry on its business in the manner now being conducted and as proposed to be conducted. PCB is an Oregon state-chartered bank duly organized, validly existing, and in good standing under the laws of the State of Oregon and has all requisite corporate power and authority to own, lease, and operate its properties and assets and carry on its business in the manner now being conducted and as proposed to be conducted. PCB is an “insured depository institution” as defined in the Federal Deposit Insurance Act and applicable regulations promulgated thereunder, and the deposit accounts of PCB are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or, to the Knowledge of PCC, threatened. Each of PCC and PCB is qualified to do business and is in good standing in every jurisdiction in which such qualification is required except where the failure to so qualify or be in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

5.2 Authorized and Outstanding Stock and Other Rights.

(a) As of the date hereof, the authorized capital stock of PCC consists of: 50,000,000 shares of PCC Common Stock, of which 19,621,652 shares are issued and outstanding; and 20,000 shares of PCC Preferred Stock, none of which is issued and outstanding. As of the date hereof, the authorized capital stock of PCB consists of: 10,000,000 shares of Common Stock, of which one share is issued and outstanding and owned by PCC. The outstanding shares of PCC Common Stock and PCB Common Stock have been duly authorized, are validly issued, fully paid and non-assessable, and are not subject to any preemptive rights and were not issued in violation of any preemptive rights. As of the date hereof, other than 663,976 shares of PCC Common Stock issuable and reserved for issuance upon exercise of outstanding stock options and restricted stock units, there are no other shares of capital stock or other equity securities of PCC or PCB outstanding or reserved for issuance, and no other outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of capital stock of PCC or PCB, or contracts, commitments, understandings, or arrangements by which PCC or PCB was or may become bound to authorize, issue or sell additional shares of its capital stock or options, warrants or rights to purchase or acquire any additional shares of its capital stock. As of the date hereof, no bonds, debentures, notes or other indebtedness having the right to vote on any matters on which holders of PCC Common Stock may vote are issued or outstanding.

(b) The shares of PCC Common Stock to be issued in exchange for shares of Foundation Bancorp Common Stock and Foundation Bancorp Preferred Stock in the Merger, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and the issuance thereof is not subject to any preemptive right.

5.3 Financial Reports and Securities Documents; Internal Controls.

(a) PCC’s Annual Report on Form 10-K for the year ended December 31, 2015 and all other reports, registration statements, definitive proxy statements or information statements filed or to be filed by it subsequent to December 31, 2015 under the Securities Act, or under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act in the form filed or to be filed (collectively, PCC’s “Securities Documents”) with the SEC, as of the date filed or to be filed, (A) complied or will comply in all material respects as to form with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (B) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that information as of a later date shall be deemed to modify information as of an earlier date; and each of the consolidated statements of financial condition contained in or incorporated by reference into any such Securities Documents (including the related notes and schedules thereto) fairly presents, or will fairly present, the consolidated financial position of PCC and PCB as of its date, and each of the consolidated statements of operations and shareholders’ equity and other comprehensive income and cash flows or equivalent statements in such Securities Documents (including any related notes and schedules thereto) fairly presents, or will fairly present, the consolidated results of operations, changes in shareholders’ equity and other comprehensive income and cash flows, as the case may be, of PCC and PCB for the periods to which they relate, in each case in accordance with GAAP consistently applied during the periods involved, except in each case as may be noted therein.

(b) Neither PCC nor PCB has any liability (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for (i) those liabilities that are reflected or reserved against on the consolidated balance sheet of PCC at December 31, 2015 (including any notes thereto), (ii) liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2015, which have either been Previously Disclosed or would not be reasonably likely, individually or in the aggregate, to have a Material Adverse Effect, or (iii) in connection with this Agreement and the transactions contemplated hereby.

(c) The records, systems, controls, data and information of each PCC and PCB are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of PCC (subject to PCC’s contract for service bureau and other technology services), PCB or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on the system of internal accounting controls described in subsection (d) below.

(d) Each of PCC and PCB maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate actions are taken with respect to any differences. PCC has disclosed, based on its most recent evaluation prior to the date hereof, to its auditors and the audit committee of the Board of Directors of PCC (1) any deficiencies, significant deficiencies or material weaknesses in the design or operation of internal controls which could adversely affect in any material respect its ability to record, process, summarize and report financial data and has identified for its auditors any deficiencies, significant deficiencies or material weaknesses in internal controls and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal controls or controls over financial reporting.

(e) Since December 31, 2015, (A) through the date hereof, neither PCC nor PCB nor, to PCC’s Knowledge, any director, officer, employee, auditor, accountant or representative of PCC or PCB, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of PCC or PCB or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that PCC or PCB has engaged in questionable accounting or auditing practices, (B) no attorney representing PCC or

PCB whether or not employed by PCC or PCB, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by PCC or PCB or any of their respective officers, directors, employees or agents to the Board of Directors of PCC, or any committee thereof or to any director or officer of PCC nor PCB, and (C) neither PCC or PCB has Knowledge of a material violation of securities laws, breach of fiduciary duty or similar violation by PCC or PCB or any of their respective officers, directors, employees or agents.

5.4 Articles of Incorporation and Bylaws. The copies of the articles of incorporation and the bylaws of PCC and of PCB delivered to Foundation Bancorp are true and correct copies of the articles of incorporation and bylaws of PCC and PCB, each as amended as of the date hereof. Neither PCC nor PCB is in violation of any provision of its respective articles of incorporation or bylaws.

5.5 Legal Proceedings. Except as Previously Disclosed, there is no action, suit, audit, proceeding, claim or investigation (whether judicial, arbitral, administrative or other) pending or, to the Knowledge of PCC, threatened against or affecting PCC or any PCC Subsidiary, nor is there any Order of any Governmental Authority or arbitrator outstanding against PCC or any PCC Subsidiary except, in each case, as would not individually or in the aggregate reasonably be expected to have a Material Adverse Effect.

5.6 Regulatory Matters. Neither PCC nor PCB nor any of their respective properties is a party to or is subject to any Order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or supervisory letter from, any Regulatory Authority charged with the supervision or regulation of financial institutions and their subsidiaries (including their holding companies) or issuers of securities. There are no unresolved violations set forth in any report relating to any examinations or inspections by any Regulatory Authority of PCC or PCB. Neither PCC nor PCB has been advised by any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such Order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission nor, to PCC’s Knowledge, has any Regulatory Authority commenced an investigation in connection therewith. PCC and PCB are “well capitalized” as defined under the Prompt Corrective Action regulations of the FDIC (12 C.F.R. Part 325 Subpart B), and the rating of PCB under the CRA is no less than “Satisfactory”.

5.7 Material Adverse Effect. Since December 31, 2015, neither PCC nor any PCC Subsidiary has suffered a change in its business, financial condition or results of operations that has had or that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Since December 31, 2015, other than in the ordinary course of business consistent with past practice, and the declaration and payment of regular cash dividends, no cash, stock or other dividends, or other distributions with respect to capital stock, have been declared or paid by PCC, nor has PCC purchased or redeemed any of its shares since December 31, 2015.

5.8 Regulatory Approvals; No Defaults.

(a) No material consents or approvals of, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by PCC or PCB in connection with the execution, delivery or performance by PCC or PCB of this Agreement or to consummate the Mergers except for: (1) the filing of applications, notices, requests for waiver, this Agreement and the Bank Plan of Merger, as applicable, with the Oregon Director and the Washington Director, the FDIC and the FRB; (2) the filing of the Plan of Merger with the Oregon Secretary of State and the Articles of Merger with the Washington Secretary of State; (3) the filing with the SEC of the Prospectus/Proxy Statement and the Registration Statement and declaration of effectiveness of the Registration Statement; (4) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of shares of PCC Common Stock pursuant to this Agreement; (5) such filings as are required to be made under the Exchange Act; and (6) receipt of the approvals or waivers set forth in Section 8.1(c). As of the date hereof, neither PCC nor PCB has any Knowledge of any reason why the approvals set forth in Section 8.1(c) would not be received.

(b) Subject to compliance with the matters referred to in the preceding paragraph and the expiration of the related waiting periods, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not (1) constitute a material breach or material violation of, or a material default under, or give rise to any material Lien, any material acceleration of remedies or any right of termination under, any Order, governmental permit or license of PCC or PCB or to which PCC or PCB or their respective properties is subject or bound, (2) constitute a breach or violation of, or a default under PCC’s or PCB’s articles of incorporation or bylaws, or (3) require any material consent or material approval under any such Order, governmental permit or license. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not constitute a material breach or violation of, or a material default under, or give rise to any material Lien, any material acceleration of remedies or any material right of termination under or require any material consent or approval under any agreement, indenture or instrument of PCC or any PCC Subsidiary or to which PCC’s or any PCC Subsidiary’s respective properties is subject or bound.

5.9 Corporate and Shareholder Approval of Agreement; Binding Obligations. PCC and PCB have all requisite corporate power to execute, deliver and perform their respective obligations under this Agreement. The execution, delivery and performance of this Agreement, and the transactions contemplated hereby, have been duly authorized by the Board of Directors of each of PCC and PCB and will be authorized by all necessary corporate action of PCC as the sole shareholder of PCB. No other corporate action on the part of PCC or PCB is required to authorize this Agreement or the Agreement of Merger or the consummation of the transactions contemplated thereby. This Agreement has been duly executed and delivered by PCC and PCB and, assuming the accuracy of each of Foundation Bancorp’s and the Foundation Bancorp Subsidiaries’ representations and warranties, constitutes the legal, valid and binding obligation of PCC and PCB enforceable against PCC and PCB in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles.

5.10 Brokers and Finders. No broker, agent, finder, consultant or other party (other than legal, compliance, loan auditors and accounting advisors) has been retained by PCC or PCB or is entitled to be paid based upon any agreements, arrangements or understandings made by PCC or PCB in connection with any of the transactions contemplated by this Agreement, except that PCC or PCB has engaged the firm of D.A. Davidson & Co. to act as its financial advisor in connection with the transactions contemplated by this Agreement.

5.11 Financial Ability. PCC has sufficient capital and liquidity to complete the Merger and fund the cash portion of the Merger Consideration.

5.12 Interests of Directors and Others. No officer or director of PCC or any PCC Subsidiary has any material interest in any assets or property (whether real or personal, tangible or intangible) of or used in the business of PCC or such PCC Subsidiary other than as an owner of outstanding securities of PCC or deposit accounts of PCC, or as borrowers under loans fully performing in accordance with their terms, which terms are no more favorable to the obligor thereon than those available to unaffiliated parties made at or about the same time.

5.13 Compliance with Laws.

(a) Each of PCC and the PCC Subsidiaries is, and the operations of each of PCC and the PCC Subsidiaries have been conducted at all times since December 31, 2013, in compliance in all material respects with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, except for such noncompliance that has not had, or is unlikely to have, individually or in the aggregate, a Material Adverse Effect on PCC.

(b) Neither PCC nor any PCC Subsidiary has received, since December 31, 2013, any notification or communication from any Governmental Authority (A) asserting that PCC or any PCC Subsidiary is not in compliance with any of the statutes, regulations, or ordinances which such Governmental Authority enforces, (B) threatening to revoke any license, franchise, permit, or governmental authorization (nor, to PCC’s Knowledge, do any grounds for any of the foregoing exist); (C) placing any restriction on the business or properties of PCC or any of the PCC Subsidiaries that currently remains in effect; or (D) threatening or contemplating revocation, or limitation of, or which would have the effect of revoking or limiting, PCB’s deposit insurance, except for such notification or communication that has not had, or is unlikely to have, individually or in the aggregate, a Material Adverse Effect on PCC.

(c) Each of PCC and the PCC Subsidiaries is in compliance with any applicable servicing or any other requirements of the FHA, VA, FNMA, GNMA, FHLMC, SBA or any private mortgage insurer which insured or guaranteed any loans owned by PCC or any PCC Subsidiary or as to which either has sold to other investors, and with respect to such loans neither PCC nor any PCC Subsidiary has done or failed to do, or caused to be done or omitted to be done, any act the effect of which act or omission impairs or invalidates (i) any FHA insurance or commitments of the FHA to insure, (ii) any VA guarantee or commitment of the VA to guarantee, (iii) any SBA guarantees or commitments of the SBA to guarantee, (iv) any private mortgage insurance or commitment of any private mortgage insurer to insure, (v) any title insurance policy, (vi) any hazard insurance policy, or (vii) any flood insurance policy required by the National Flood Insurance Act of 1968, as amended, except for such noncompliance that has not had, or is unlikely to have, individually or in the aggregate, a Material Adverse Effect on PCC.

5.14 Tax Matters (a) (1) Each of PCC and PCB has timely paid all material Taxes shown to be due on any such Tax Return except for Taxes being contested in good faith and for which adequate reserves have been established, (2) to PCC’s Knowledge, each of PCC and PCB has withheld and paid to the proper taxing authority all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent consultant, creditor, member or other third party, (3) to PCC’s Knowledge, neither PCC nor PCB has any material liability for Taxes payable for, or with respect to, any periods prior to, and including, the Effective Time, in excess of the amounts actually paid prior to the Effective Time or reserved for in the PCC’s financial statements, other than for those liabilities for Taxes incurred in the ordinary course of business, and for which PCC has established adequate reserves, and (4) to PCC’s Knowledge, no material claim has ever been made by any taxing authority in any jurisdiction in which PCC or PCB does not file Tax Returns that PCC or PCB is, or may be, subject to taxation by that jurisdiction.

(b) (1) All material deficiencies asserted, or material assessments made, in writing as a result of any Tax audit, investigation, examination or other proceeding have been resolved and/or paid in full, (2) there are no current audits, investigations or examinations with respect to any material Tax Return of PCC or PCB, and neither PCC nor PCB has received any written notice that any such audit, investigation or examination is threatened, and (3) no waivers, or extensions, of the statutes of limitation (with respect to the collection or assessment of Taxes) have been given, or requested, with respect to any material Tax of PCC or PCB.

(c) Neither PCC nor PCB has taken, or agreed to take, any action, and neither PCC nor PCB has any Knowledge of any agreement, plan or other circumstance, that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

5.15 No Additional Representations. Except for the representations and warranties made in this Section 5, neither PCC nor any other Person makes any express or implied representation or warranty with respect to PCC or PCB, or their respective businesses, operation, assets, liabilities, conditions (financial or otherwise) or prospects, and PCC hereby disclaims any such other representation or warranties. In particular, without limiting the foregoing disclaimer, neither PCC nor any other Person makes or has made any representation or warranty with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to PCC or PCB, or their respective businesses or (ii) except for the representations and warranties made by PCC in this Section 5, any oral or written information presented to Foundation Bancorp, the Bank or any of their respective affiliates or representatives in the course of their due diligence investigation, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

6. COVENANTS OF FOUNDATION BANCORP AND THE FOUNDATION BANCORP SUBSIDIARIES.

6.1 Conduct of Business of Foundation Bancorp Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement, Foundation Bancorp shall, and shall cause each of the Foundation Bancorp Subsidiaries to, (a) conduct its business in the usual, regular and ordinary course consistent with past practice in all material respects, (b) use commercially reasonable efforts to maintain and preserve intact its business organization, its rights, franchises and other authorizations issued by Regulatory Authorities, and its current relationships with customers, Regulatory Authorities, employees and other persons with which it has beneficial business relationships, and (c) take no action that is intended to or would reasonably be expected to materially and adversely affect or materially delay the ability of either Foundation Bancorp or PCC to obtain any necessary approvals of any Regulatory Authority required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby. Notwithstanding any other provision of this Agreement, the parties acknowledge and agree that neither PCC nor PCB shall be deemed to control Foundation Bancorp or the Bank by reason of having entered into this Agreement.

6.2 Forbearances of Foundation Bancorp and the Foundation Bancorp Subsidiaries; Adverse Actions. Except as expressly provided for in this Agreement, from the date hereof until the Effective Time, Foundation Bancorp covenants to PCC, for itself and on behalf of the Foundation Bancorp Subsidiaries, that, without first obtaining the written approval of PCC (which shall not be unreasonably withheld, conditioned or delayed), Foundation Bancorp will not, and will cause each Foundation Bancorp Subsidiary not to:

(a) amend, propose to amend or approve any amendment to the Foundation Bancorp Articles or Foundation Bancorp Bylaws, or propose or approve any amendment to the articles of incorporation or bylaws of any Foundation Bancorp Subsidiary;

(b) adjust, split, combine, reclassify, redeem, purchase or otherwise acquire any shares of capital stock (other than shares of Foundation Bancorp Common Stock reacquired to satisfy minimum statutory tax withholding due upon vesting of Foundation Bancorp Restricted Stock, in accordance with the Foundation Bancorp Stock Plan);

(c) set any record or payment dates for the payment of any dividends or distributions on its capital stock, or make, declare or pay any dividend or distribution (other than required dividends on the Foundation Bancorp Preferred Stock);

(d) issue, sell, deliver, grant or otherwise permit to become outstanding, or authorize the creation of, any: (i) shares of any class of stock of any Foundation Bancorp Subsidiary; (ii) shares of any class of stock of Foundation Bancorp (other than the 3,655,738 shares of Foundation Bancorp Common Stock (including Foundation Restricted Stock) outstanding as of the date hereof, and the 15,000 shares of Foundation Bancorp Preferred Stock outstanding as of the date hereof); (iii) securities convertible into any of such shares; or (iv) Rights;

(e) modify, accelerate vesting (except as may be required by the Foundation Bancorp Stock Plan or as contemplated by this Agreement), reprice, provide for a cash payment for, or extend the exercise date of any restricted stock or warrants or other rights to purchase or acquire shares;

(f) implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or regulatory accounting principles;

(g) except in the ordinary course of business consistent with past practice, borrow or incur any indebtedness for borrowed money;

(h) Knowingly incur, assume or become subject to, whether directly or by way of guarantee or otherwise, any liabilities of any other Person;

(i) cancel or agree to cancel any debts or claims having a value in excess of $150,000;

(j) (1) enter into or terminate any Material Contract or amend or modify in any material respect any of its Material Contracts, or (2) willfully violate, commit a breach of or default under any Material Contract;

(k) (1) acquire an ownership or a leasehold interest in any real property, whether by foreclosure, deed in lieu of foreclosure or otherwise without making an environmental evaluation that, in its opinion, is required or reasonably appropriate; (2) other than in the ordinary course of business consistent with past practice (including other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith), acquire all or any portion of the assets, business, deposits or properties of any other Person; or (3) sell, transfer, mortgage, lease or grant any preferential rights to lease, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties except in the ordinary course of business consistent with past practice or in a transaction that, together with such other similar transactions, is not material in amount;

(l) Knowingly violate any Order relating to its assets or business;

(m) Except pursuant to applicable law or regulation or as required by a Regulatory Authority or this Agreement, (1) implement or adopt any material change in its interest rate risk management and other risk management policies, procedures or practices; (2) fail to follow its existing policies or practices with respect to managing its exposure to interest rate and other risk in any material respect; or (3) fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk and other risk;

(n) Except as required by the terms of any Foundation Bancorp Plan in effect as of the date hereof and consistent with past practice, (1) increase the cash compensation payable to, or grant any salary or wage increase to, any officer, director, employee, consultant or agent of Foundation Bancorp or any Foundation Bancorp Subsidiary, other than (i) normal annual merit salary increases made in the ordinary course of business consistent in amount and timing with past practices to employees (other than officers), but not exceeding three percent (3%) for any individual employee (each based upon the December 31, 2015, aggregate salary figures Previously Disclosed to PCC) or (ii) to satisfy Previously Disclosed contractual obligations existing as of the date hereof or changes required by applicable law; (2) pay or commit to pay any discretionary, incentive, retention, or stay bonuses; (3) enter into or amend or renew any employment, consulting, severance, change-in-control or similar agreements or arrangements with any current or former officer, director, employee, consultant, agent or other service provider of Foundation Bancorp or any Foundation Bancorp Subsidiary (other than any agreement that provides for at-will employment and does not establish rights to severance pay); (4) promote any officer or employee except as the result of the termination or resignation of any officer or employee; (5) enter into, establish, adopt or amend (except as may be required by applicable law or permitted pursuant to clause (3)) any Employee Benefit Plan or any trust agreement (or similar arrangement) related thereto, in respect of any current or former director, officer, employee or other service provider of or to Foundation Bancorp or any Foundation Bancorp Subsidiary, or, except as contemplated by Section 2.1.7(a), take any action to accelerate the vesting or other rights of Foundation Bancorp Restricted Stock or other compensation or benefits payable thereunder or make any contribution to a Foundation Bancorp Plan other than contributions required by applicable law or the terms of such Foundation Bancorp Plan as in effect on the date hereof; (6) reimburse or agree to reimburse any officer or other employee for any income tax or penalty that would otherwise be payable by that officer or employee under Code Section 4999 or 409A or any other statute or regulation; (7) adopt a separation pay policy; or (8) issue any broadly distributed communication of a general nature to employees (including relating to benefits or compensation) without prior consultation with PCC to the extent relating to employment with PCC or PCB following the Effective Time, except as required by applicable law or for communications in the ordinary course of business consistent with past practice that do not relate to the Merger, the Bank Merger, PCC or PCB;

(o) except in the ordinary course of business through foreclosure or transfer in lieu thereof in the collection of Loans, (1) acquire control of or any other ownership interest in any other Person; (2) acquire control or ownership of all or a substantial portion of the assets of any other Person; or (3) merge, consolidate or otherwise combine with any other Person;

(p) settle any claim, action or proceeding, whether pending or threatened, except for any claim, action or proceeding that does not create precedent for any other material claim, action or proceeding and that involves solely money damages in an amount, individually or in the aggregate for all such settlements, that is not material to Foundation Bancorp or any Foundation Bancorp Subsidiary, or enter into any contingency fee or other legal services or collections arrangements with respect to any claim, action or proceeding, whether pending or threatened;

(q) acquire, open, consolidate, relocate or close any office or branch;

(r) make any capital expenditures, capital additions or capital improvements, or commitments with respect thereto in excess of $50,000 in any one case, or $100,000 in the aggregate in any period of twelve (12) consecutive months;

(s) (1) make, commit to make, or acquire any pool of loans, or a series of loans or commitments, over $1,000,000 to any Person or group of related Persons; renew, or materially modify any existing loan over $2,000,000 to any Person or group of related Persons; or advance additional funds (except under preexisting commitments) on loans or to borrowers of the Bank; or (2) extend the loan maturity of, or otherwise renew or materially modify, any loan on the Bank’s loan watch lists, without in each case and prior to obtaining the written approval of PCC and furnishing to PCB a copy of the report provided to the Bank’s loan (or equivalent) committee, provided that PCC’s approval in this regard shall be deemed granted if PCC does not respond in writing within three (3) Business Days after receiving the Bank’s written request; for the avoidance of doubt, all loans of the Bank classified as “substandard,” “criticized,” “doubtful,” or “loss,” shall also be deemed to be included on such watch lists.

(t) except for booking loans committed prior to the date of this Agreement (which have been Previously Disclosed), enter into or modify any agreement (except for renewals of previously disclosed indebtedness) with any director or officer of Foundation Bancorp or any Foundation Bancorp Subsidiary, any person who, to the Knowledge of Foundation Bancorp, owns more than five percent (5%) of the outstanding capital stock of Foundation Bancorp or any business or entity in which such director, officer or beneficial owner has an ownership interest in excess of ten percent (10%) without furnishing to PCB a copy of the report provided to Foundation Bancorp’s or the Bank’s loan (or equivalent) committee within five (5) Business Days after such approval;

(u) reverse any provision taken for loan or lease losses or with respect to off balance sheet commitments or make provisions to its Allowance for Loan and Lease Losses that do not conform in all material respects to its previously existing internal policies and procedures, regulatory requirements and GAAP;

(v) except as may be required by applicable law or regulation or by any Regulatory Authority, change in any material respect the Bank’s credit policies and collateral eligibility requirements and standards;

(w) sell any investment securities, except as necessary to provide liquidity, to manage interest rate risk, for tax planning or reduction, or as otherwise consistent with past practices;

(x) (1) make, change or revoke any material election in respect of Taxes, enter into any material closing agreement, settle any material claim or assessment in respect of Taxes or offer or agree to do any of the foregoing or surrender its rights to do any of the foregoing or to claim any refund in respect of Taxes, (2) file an amended Tax Return, or (3) fail to maintain the books, accounts and records of Foundation Bancorp or any Foundation Bancorp Subsidiary in accordance with past custom and practice, including without limitation, Taxes, bonuses, vacation and other liabilities and expenses;

(y) except, in each case, as may be required by applicable law or regulation, take any action or suffer any omission of any nature that is intended or would be reasonably likely to result in: (1) any of the representations and warranties set forth in Section 4 of this Agreement being or becoming untrue or incorrect in any material respect at any time at or prior to the Effective Time, (2) any of the conditions set forth in Section 8 of this Agreement not being satisfied, (3) a material violation of any provision of this Agreement, or (4) a material delay in the ability of Foundation Bancorp or the Bank to perform any of their obligations under this Agreement on a timely basis;

(z) enter into any new line of business or change in any material respect its lending, investment, underwriting, risk, asset liability management, accounting, personnel, marketing, investment or other banking and operating policies, except as required by this Agreement or by applicable law, regulation or policies imposed by any Governmental Authority, or by any Regulatory Authority;

(aa) take, or agree to take, any action that would, or could reasonably be expected to, prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or

(bb) agree to, or make a commitment to, take, or adopt any resolutions of the Foundation Bancorp Board or the Bank Board in support of any of the foregoing.

6.3 No Solicitation.

(a) After the execution and delivery of this Agreement, Foundation Bancorp agrees that neither Foundation Bancorp nor any Foundation Bancorp Subsidiary, nor any of Foundation Bancorp’s officers or directors, or the officers and directors of any Foundation Bancorp Subsidiary, or any of their respective employees and agents, including any investment banker, attorney, accountant, advisor or controlled affiliate (collectively, “Representatives”) shall: (i) directly or indirectly, initiate or solicit, any inquiries or proposals with respect to, or the making or implementation of, any Acquisition Proposal, or (ii) engage in any negotiations concerning, or provide any confidential information or data to, or have discussions with, any Person relating to an Acquisition Proposal or otherwise facilitate any effort or attempt to implement or make an Acquisition Proposal, except to the extent that, in the event Foundation Bancorp receives an unsolicited bona fide Acquisition Proposal and the Foundation Bancorp Board determines prior to approval of the Merger by the Foundation Bancorp shareholders at the Foundation Bancorp Meeting, in good faith, after consultation with its outside, legal counsel and its independent financial advisors, that the Acquisition Proposal constitutes, or is reasonably likely to constitute, a proposal that is more favorable from a financial point of view to the Foundation Bancorp shareholders than the Merger (such proposal, a “Superior Proposal”), and as to which the Foundation Bancorp Board has also determined in good faith, and based on the advice of its outside legal counsel, failure to do so would be inconsistent with its fiduciary duties. In any event, neither Foundation Bancorp nor any Foundation Bancorp Subsidiary shall provide any confidential information or data to any Person in connection with an Acquisition Proposal unless such Person shall have executed a confidentiality agreement on terms at least as favorable in all material respects, in the aggregate, to Foundation Bancorp as those contained in the Confidentiality Agreement. Notwithstanding anything in this Agreement to the contrary, Foundation Bancorp shall (i) promptly (but in no event later than two (2) Business Days after receipt) advise PCC, in writing, of (X) the receipt by or on behalf of it of any Acquisition Proposal or material modification thereof, or any inquiry which could reasonably be expected to lead to an Acquisition Proposal or material modification thereof, and (Y) the material terms and conditions of such proposal or inquiry (whether written or oral) or modification, and (ii) keep PCC reasonably and promptly informed of the status and details of any such proposal or inquiry and any developments with respect thereto.

(b) Subject to Section 6.3(a), Foundation Bancorp shall immediately cease and cause to be terminated any existing discussions or negotiations with any Persons (other than PCC) conducted heretofore with respect to any Acquisition Proposal.

(c) Notwithstanding anything to the contrary contained in this Agreement, at any time prior to obtaining the approval of the Merger by the Foundation Bancorp shareholders at the Foundation Bancorp Meeting, the Foundation Bancorp Board may change its recommendation to the Foundation Bancorp shareholders to approve the Merger pursuant to Section 6.5 or terminate this Agreement pursuant to Section 10.1(d) if the conditions set forth in such sections are satisfied.

6.4 Takeover Laws and Provisions. Neither Foundation Bancorp nor any Foundation Bancorp Subsidiary will take any action that would cause the transactions contemplated by this Agreement to be subject to requirements imposed by any Takeover Laws, and each of Foundation Bancorp and the Foundation Bancorp Subsidiaries shall take all necessary steps within their control to exempt (or ensure the continued exemption of) the transactions contemplated by this Agreement from any applicable Takeover Laws, as now or hereafter in effect. Neither Foundation Bancorp nor any Foundation Bancorp Subsidiary will take any action that would cause the transactions contemplated hereby not to comply with any Takeover Provisions, and Foundation Bancorp and the Foundation Bancorp Subsidiaries will take all necessary steps within their control to make those transactions comply with (or continue to comply with) the Takeover Provisions.

6.5 Shareholder Approval. Foundation Bancorp will use, in accordance with applicable law, the Foundation Bancorp Articles and the Foundation Bancorp Bylaws, reasonable best efforts to convene a meeting of its shareholders (including any adjournment or postponement, the “Foundation Bancorp Meeting”), as promptly as practicable after the date the Prospectus/Proxy Statement may first be sent to Foundation Bancorp shareholders without objection by applicable Governmental Authorities. The Foundation Bancorp Board shall recommend that the shareholders of Foundation Bancorp vote in favor of such approval. Notwithstanding the preceding sentence, in the event that subsequent to the date of this Agreement, the Foundation Bancorp Board determines, in good faith and after consultation with independent legal counsel, that, based upon the receipt of a Superior Proposal, it is in the best interests of the Foundation Bancorp shareholders to withdraw, modify or qualify such recommendation, the Foundation Bancorp Board may, prior to the Foundation Bancorp Meeting, so withdraw, modify or qualify its recommendation or approval of this Agreement.

6.6 Consents and Regulatory Matters. Foundation Bancorp and each Foundation Bancorp Subsidiary will cooperate and use its reasonable best efforts to prepare all documentation, timely effect all filings and obtain, and to assist PCC in obtaining, all permits, approvals, consents, authorizations, waivers and orders of all third parties and Governmental Authorities, including the FDIC, FRB, Secretary of State of the State of Oregon and the State of Washington, the Oregon Director and the Washington Director, necessary to consummate the transactions contemplated by this Agreement. Subject to the terms and conditions set forth in this Agreement, Foundation Bancorp and each Foundation Bancorp Subsidiary shall cooperate with PCC and use reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable laws to consummate and make effective the Mergers and the other transactions contemplated by this Agreement as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party or any Governmental Authority in order to consummate the Mergers or any of the other transactions contemplated by this Agreement. Subject to applicable laws relating to the exchange of information, Foundation Bancorp shall provide PCC an opportunity to review in advance, and to the extent practicable will consult with PCC and consider in good faith the views of PCC in connection with, all of the information relating to PCC that appears in any filing made with, or written materials submitted to, any third party or any Governmental Authority in connection with the transactions contemplated by this Agreement. In exercising the foregoing rights, PCC shall act reasonably and as promptly as practicable. Foundation Bancorp shall, upon request by PCC, furnish PCC with all information concerning itself, and its directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of Foundation Bancorp, any Foundation Bancorp Subsidiary, PCC or PCB to any third party or Governmental Authority in connection with the transactions contemplated by this Agreement. Foundation Bancorp shall keep PCC apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing PCC with copies of notices or other communications received by Foundation Bancorp or any Foundation Bancorp Subsidiary from any third party or Governmental Authority with respect to such transactions.

6.7 Reports, Financial Statements and Additional Information.

(a) During the period between the date hereof and the earlier of the Effective Date or the termination of this Agreement, Foundation Bancorp and each Foundation Bancorp Subsidiary shall timely file all reports required to be filed by it with any Regulatory Authorities having jurisdiction over Foundation Bancorp or any Foundation Bancorp Subsidiary, and Foundation Bancorp shall deliver to PCC copies of all such reports and each other material report, schedule and other document filed by Foundation Bancorp or any Foundation Bancorp Subsidiary pursuant to federal or state banking laws promptly after the same are filed. Any financial statements contained in any reports to a Regulatory Authority shall be prepared in accordance with requirements applicable to such reports.

(b) During the period between the date hereof and the earlier of the Effective Date or the termination of this Agreement, Foundation Bancorp will promptly make available to PCC or provide access to copies of: (1) approved minutes of meetings, or consent to action in lieu thereof, of Foundation Bancorp’s shareholders, and the Foundation Bancorp Board (held on or after April 1, 2016) or any committees thereof; (2) the Bank’s loan (or equivalent) committee reports and reports of loan delinquencies, foreclosures and other adverse developments regarding Loans prepared on or after March 31, 2016; (3) reports to the Bank’s loan (or equivalent) committee regarding developments with respect to other real estate owned or other assets acquired through foreclosure or action in lieu thereof prepared on or after March 31, 2016; (4) all written communications to Foundation Bancorp shareholders dated on or after the date of this Agreement; (5) minutes of all meetings held on or after the date hereof of Foundation Bancorp shareholders, the Foundation Bancorp Board, and the Bank Board or the Foundation Bancorp or Bank Board committees (including executive sessions thereof), as promptly as reasonably practicable; and (6) reports of Foundation Bancorp’s or the Bank’s chief executive or chief financial officers to the Foundation Bancorp Board or the Bank Board or any committee thereof dated on or after the date hereof, if any. All minutes, consents and reports may be redacted to eliminate matters protected by attorney-client privilege to the extent necessary to preserve such protection and may be redacted to preserve the confidentiality of discussions regarding the transactions contemplated herein or third party information subject to confidentiality agreements.

(c) Promptly upon receipt thereof, Foundation Bancorp will furnish to PCC copies of each annual, interim or special audit of the books of Foundation Bancorp or any Foundation Bancorp Subsidiary made by its independent auditors and copies of all management representation letters furnished to such auditor.

(d) During the period from the date of this Agreement to the Effective Time, Foundation Bancorp shall as soon as reasonably practicable after they become available, make available or provide PCC with access to copies of all monthly and other interim financial statements of each of Foundation Bancorp and the Foundation Bancorp Subsidiaries produced in the ordinary course of business as the same shall become available.

(e) To the extent permitted by applicable law, Foundation Bancorp will advise PCC promptly of the receipt of any examination report of any Regulatory Authority with respect to the condition or activities of Foundation Bancorp or any Foundation Bancorp Subsidiary.

6.8 Taxes. Foundation Bancorp and each Foundation Bancorp Subsidiary will prepare and file or cause to be prepared and filed in a manner consistent with past practice all Tax Returns (whether separate or consolidated, combined, group or unitary Tax Returns that include Foundation Bancorp or any Foundation Bancorp Subsidiary) that are required to be filed (with extensions) on or before the Effective Date and will promptly furnish copies thereof to PCC. Unless it is contesting the same in good faith and has established reasonable reserves therefor, Foundation Bancorp and each Foundation Bancorp Subsidiary shall promptly pay all Taxes as due or otherwise lawfully levied or assessed upon it or any of its properties and withhold or collect and pay to the proper governmental authorities or hold in separate bank accounts for such payment all Taxes which are required by law to be so withheld or collected.

6.9 Rights of Access.

(a) Each of Foundation Bancorp and the Foundation Bancorp Subsidiaries agrees that, upon reasonable notice and subject to applicable laws relating to the exchange of information, it shall afford PCC and PCC’s officers, employees, counsel, accountants and other authorized representatives, such reasonable access during normal business hours throughout the period prior to the Effective Time or termination of this Agreement to the books, records (including, without limitation, tax returns and work papers of independent auditors subject to the approval, terms and conditions effectuated by the independent auditors), files, properties, personnel and to such other information as PCC may reasonably requests and Foundation Bancorp and each Foundation Bancorp Subsidiary agrees to furnish all other information concerning the business, properties and personnel of Foundation Bancorp and each Foundation Bancorp Subsidiary as PCC may reasonably request and is relevant to PCC in connection with the transactions contemplated by this Agreement, including (1) title reports with respect to real property owned by Foundation Bancorp or any Foundation Bancorp Subsidiary and (2) loan (or equivalent) committee reports and reports of loan delinquencies, foreclosures and other adverse developments regarding Loans, in each case as may not have been previously provided. Notwithstanding the foregoing, each of Foundation Bancorp and the Foundation Bancorp Subsidiaries agrees that, within a reasonable period following the announcement of the transactions contemplated by this Agreement, it shall provide to PCC access to all employees and personnel of Foundation Bancorp for the purpose of conducting employee interviews and meetings pursuant to Section 7.7(g). In no event, however, is Foundation Bancorp or any Foundation Bancorp Subsidiary obligated to (1) provide access or disclose any information to PCC where such access or disclosure would violate any agreement not to disclose confidential information and, upon PCC’s reasonable request, Foundation Bancorp shall have used its reasonable best efforts to obtain the consent of such third party to such inspection or disclosure; or (2) disclose any information of Foundation Bancorp or any Foundation Bancorp Subsidiary in violation of any Order, duty or binding agreement or which is otherwise protected by attorney-client privilege, but only to the extent necessary to preserve such protection.

(b) No investigation by PCC of the business and affairs of Foundation Bancorp or any Foundation Bancorp Subsidiary shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to either party’s obligation to consummate the transactions contemplated by this Agreement.

(c) During the period from the date of this Agreement to the Effective Time, Foundation Bancorp shall cause one or more of its representatives to confer with representatives of PCC and report the general status of its ongoing operations at such times as PCC may reasonably request. Foundation Bancorp will promptly notify PCC of any material change in the normal course of its or any Foundation Bancorp Subsidiary’s business or in the operation of its or any Foundation Bancorp Subsidiary’s properties and, to the extent permitted by applicable law, of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of material litigation involving Foundation Bancorp or any Foundation Bancorp Subsidiary. Without limiting the foregoing, senior officers of Foundation Bancorp shall meet with PCC’s officers on a reasonably regular basis (expected to be at least monthly) to review the financial and operational affairs of Foundation Bancorp, and Foundation Bancorp shall give due consideration to PCC’s input on such matters, with the understanding that, notwithstanding any other provision contained in this Agreement, PCC shall not under any circumstance be permitted to exercise control of Foundation Bancorp or any Foundation Bancorp Subsidiary prior to the Effective Time.

(d) Foundation Bancorp and PCC shall meet on a regular basis to discuss and plan for the conversion of Foundation Bancorp’s data processing and related electronic informational systems to those used by PCB, which planning shall include, but not be limited to, (i) discussion of the possible termination by Foundation Bancorp of third-party service provider arrangements effective at the Effective Time or at a date thereafter, non-renewal of personal property leases and software licenses used by Foundation Bancorp in connection with its systems operations, retention of outside consultants and additional employees to assist with the conversion, and outsourcing, as appropriate, of proprietary or self-provided system services, and (ii) provision by Foundation Bancorp of a location for PCC to have a representative on-site at Foundation Bancorp to facilitate conversion, it being understood that Foundation Bancorp shall not be obligated to take any such action described in subparagraph (i) of this Section 6.9(d) prior to the Effective Time and, unless Foundation Bancorp otherwise agrees, no conversion shall take place prior to the Effective Time.

6.10 Updating and Correcting Information; Foundation Bancorp Disclosure Schedule. Foundation Bancorp shall give prompt notice to PCC of any material fact, event or circumstance known to it that (a) could be reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect or (b) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein. Foundation Bancorp shall promptly inform PCC upon receiving notice of any legal, administrative, arbitration or other proceedings, demands, notices, audits or investigations by any Governmental Authority relating to the alleged liability of Foundation Bancorp or any Foundation Bancorp Subsidiary under any labor or employment law. Foundation Bancorp shall, no later than ten (10) days prior to the anticipated Effective Date, revise and supplement the Foundation Bancorp Disclosure Schedule to disclose any events or circumstances occurring after the date hereof and prior to such tenth day that, had such events or circumstances occurred prior to the date hereof, would have been required to be included in the Foundation Bancorp Disclosure Schedule in order that Foundation Bancorp not have been in material breach of the representation or warranty contained therein. Notwithstanding anything to the contrary contained herein, supplementation of the Foundation Bancorp Disclosure Schedule following the execution of this Agreement shall not be deemed a modification of the representations or warranties of Foundation Bancorp and the Foundation Bancorp Subsidiaries contained herein.

6.11 Other Actions. Subject to the terms and conditions of this Agreement, each of Foundation Bancorp and the Foundation Bancorp Subsidiaries agrees to use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Mergers as promptly as practicable and otherwise to enable consummation of the transactions contemplated hereby, including the satisfaction of the conditions set forth in Section 8 hereof, and shall cooperate fully with PCC to that end.

7. COVENANTS OF PCC.

7.1 Conduct of Business of PCC Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement, PCC shall, and shall cause each of the PCC Subsidiaries to, (a) conduct its business in the usual, regular and ordinary course consistent with past practice in all material respects, (b) use commercially reasonable efforts to maintain and preserve intact its business organization, its rights, franchises and other authorizations issued by Regulatory Authorities, and its current relationships with customers, Regulatory Authorities, employees and other persons with which it has beneficial business relationships, and (c) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of either PCC or PCB to obtain any necessary approvals of any Regulatory Authority required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby.

7.2 Forbearances of PCC and the PCC Subsidiaries; Adverse Actions. Except as expressly provided for in this Agreement and in the usual, regular and ordinary course consistent with past practice, from the date hereof until the Effective Time, PCC covenants to Foundation Bancorp, for itself and on behalf of the PCC Subsidiaries, that, without first obtaining the written approval of Foundation Bancorp (which shall not be unreasonably withheld, conditioned or delayed), PCC will not, and will cause each PCC Subsidiary not to:

(a) adjust, split, combine, reclassify, redeem, purchase or otherwise acquire any shares of capital stock;

(b) set any record or payment dates for the payment of any material dividends or distributions on its capital stock, or make, declare or pay any material dividend or distribution;

(c) issue, sell, deliver, grant or otherwise permit to become outstanding, or authorize the creation of, any: (i) shares of any class of stock of any PCC Subsidiary; (ii) shares of any class of stock of PCC (other than the 19,621,652 shares of stock outstanding as of the date hereof or pursuant to any existing equity incentive plan); (iii) securities convertible into any of such shares; or (iv) Rights; or

(d) agree to, or make a commitment to, take, or adopt any resolutions of the PCC Board or the PCB Board in support of any of the foregoing.

7.3 Registration Statement; Blue Sky Filings; Nasdaq Listing.

(a) As soon as possible following the date hereof, but not later than 45 days thereafter, PCC will prepare and file a Registration Statement on Form S-4 (together with any amendments or supplements, the “Registration Statement”) with the SEC under the Securities Act of 1933, as amended (the “Securities Act”) for registration of the shares of PCC common stock to be issued in the Merger, and the parties will prepare a related prospectus/proxy statement (“Prospectus/Proxy Statement”) to be mailed, together with any amendments and supplements thereto, to Foundation Bancorp shareholders. The parties will cooperate with each other in preparing the Registration Statement and Prospectus/Proxy Statement, and will use their best efforts to obtain the clearance of the SEC, any appropriate state securities regulators and any other required regulatory approvals, to issue the Prospectus/Proxy Statement. Nothing will be included in the Registration Statement or the Prospectus/Proxy Statement or any proxy solicitation materials with respect to any party to this Agreement unless approved by that party, which approval will not be unreasonably withheld.

(b) When the Registration Statement becomes effective, and at all times subsequent to such effectiveness (up to and including the date of the Foundation Bancorp Meeting), all information set forth in the Registration Statement that is or to be furnished by or on behalf of PCC relating to PCC and PCB and by or on behalf of Foundation Bancorp relating to Foundation Bancorp and the Bank, (1) will comply in all material respects with the provisions of the Securities Act and any other applicable statutory or regulatory requirements, and (2) will not contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or necessary to make the statements in the Registration Statement not misleading; provided, however, that in no event will any party be liable for any untrue statement of a material fact or omission to state a material fact in the Registration Statement where such statement or omission, as the case may be, was made in reliance upon, and in conformity with, written information concerning another party furnished by or on behalf of such other party specifically for use in the Registration Statement. PCC and Foundation Bancorp each agree that if it becomes aware that any information furnished by it would cause any of the statements in the Registration Statement or Prospectus/Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and PCC will take all appropriate steps to correct the Registration Statement or Prospectus/Proxy Statement.

(c) Each of PCC and Foundation Bancorp shall use its reasonable best efforts to (i) avoid the entry of, or to have vacated, lifted, reversed or overturned any Order, that would restrain, prevent or delay the completion of the Mergers, and (ii) avoid or eliminate each and every impediment under any applicable law and resolve any questions or issues raised by any Government Authority so as to enable the Closing to occur as soon as possible, and in any event no later than January 31, 2017, including without limitation, making and incurring commercially reasonable expenditures and cost; provided that nothing in this Agreement shall require PCC to take any actions specified in this Section 7.3(c) that would reasonably be expected to have a Material Adverse Effect (measured on a scale relative to Foundation Bancorp) on PCC or Foundation Bancorp.

(d) PCC will pay all fees and costs associated with the preparation by PCC’s counsel (and other professional advisors), and all regulatory filing fees, transfer taxes (other than shareholder taxes) and the costs of printing and mailing the proxy materials incurred by any party hereto in connection with the transactions contemplated hereby, and any other direct costs incurred in connection with the Prospectus/Proxy Statement.

Foundation Bancorp will pay all costs associated with its review and preparation of the Registration Statement and the Prospectus/Proxy Statement.

(e) PCC will use its reasonable best efforts to obtain, prior to the effective date of the Registration Statement, any necessary state securities laws or “Blue Sky” permits and approvals.

(f) PCC will use its reasonable best efforts to cause the shares of PCC Common Stock to be issued in the Merger to be authorized for listing on Nasdaq, subject to official notice of issuance, prior to the Effective Time.

7.4 Consents and Regulatory Matters. PCC will cooperate with Foundation Bancorp, and use its reasonable best efforts, to prepare all documentation, timely effect all filings and obtain, and to assist Foundation Bancorp in obtaining, all permits, approvals, consents, authorizations, waivers and orders of all third parties and Governmental Authority, including the FDIC, FRB, Secretary of State of the State of Oregon and the State of Washington, the Oregon Director and the Washington Director, necessary to consummate the transactions contemplated by this Agreement. Subject to the terms and conditions set forth in this Agreement, PCC, PCB and Foundation Bancorp and the Bank shall cooperate with one another and use reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable laws to consummate and make effective the Mergers and other transactions contemplated by this Agreement as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party or any Governmental Authority in order to consummate the Mergers or any of the other transactions contemplated by this Agreement. Subject to applicable laws relating to the exchange of information, PCC shall provide Foundation Bancorp an opportunity to review in advance, and to the extent practicable will consult with Foundation Bancorp and consider in good faith the views of Foundation Bancorp in connection with, all of the information relating to Foundation Bancorp that appears in any filing made with, or written materials submitted to, any third party or any Governmental Authority in connection with the transactions contemplated by this Agreement. In exercising the foregoing rights, Foundation Bancorp shall act reasonably and as promptly as practicable. PCC shall, upon request by Foundation Bancorp, furnish Foundation Bancorp with all information concerning itself, its subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of Foundation Bancorp to any third party or any Governmental Authority in connection with the transactions contemplated by this Agreement. Subject to applicable law, PCC shall keep Foundation Bancorp apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing Foundation Bancorp with copies of notices or other communications received by PCC or PCB, from any third party or any Governmental Authority with respect to such transactions. Any initial filing with Governmental Authorities shall be made by PCC as soon as reasonably practicable after the execution hereof but, provided that Foundation Bancorp has cooperated as described in Section 6.6, in no event later than thirty (30) days after the date hereof for the application required by the FRB and the Bank Merger Application required by the FDIC, the Oregon Director and the Washington Director.

7.5 Updating and Correcting Information. PCC shall give prompt notice to Foundation Bancorp of any fact, event or circumstance known to it that (a) could be reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect or (b) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein. PCC shall promptly inform Foundation Bancorp upon receiving notice of any legal, administrative, arbitration or other proceedings, demands, notices, audits or investigations by any Governmental Authority relating to the alleged liability of PCC or any PCC Subsidiary under any labor or employment law. Notwithstanding anything to the contrary contained herein, supplementation of the PCC Disclosure Schedule following the execution of this Agreement shall not be deemed a modification of PCC’s representations or warranties contained herein.

7.6 Other Actions. Subject to the terms and conditions of this Agreement, each of PCC and the PCC Subsidiaries agrees to use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Mergers as promptly as practicable and otherwise to enable consummation of the transactions contemplated hereby, including the satisfaction of the conditions set forth in Section 8 hereof, and shall cooperate fully with Foundation Bancorp to that end.

7.7 Employee Matters.

(a) From and after the Effective Time, PCC will honor in accordance with their terms as in effect immediately before the Effective Time, and make the payments provided for in accordance with the terms (other than a requirement of termination of employment) of, all written employment agreements entered into prior to the date hereof and set forth on Section 7.7(a) of the Foundation Bancorp Disclosure Schedule, regardless of whether such officers who are party to such agreements will be Continuing Employees, subject to any limitations imposed under applicable law or by any Regulatory Authority; provided, however, that such officers have entered into written agreements with PCC, in a form mutually acceptable to Foundation Bancorp and PCC, to release PCC and the PCC Subsidiaries and their predecessors in interest from any liabilities arising out of or related to such payments. Nothing herein shall be construed as creating an obligation on PCC to reimburse or gross up any officer or other employee for any income tax or penalty, including as a result of any “nonqualified deferred compensation” within the meaning of Section 409A of the Code or any “excess parachute payment” within the meaning of Section 280G of the Code, that would otherwise by payable by the officer, employee, or Foundation Bancorp or any Foundation Bancorp Subsidiary.

(b) Prior to the Effective Date, PCC shall determine which of the employees of Foundation Bancorp or any Foundation Bancorp Subsidiary will be offered employment by PCB immediately following the Effective Date (the employees who accept such offers of employment, “Continuing Employees”) and shall give notice thereof to Foundation Bancorp. Effective no later than immediately prior to the Effective Time, Foundation Bancorp shall terminate the employment of each of these employees of Foundation Bancorp and the Foundation Bancorp Subsidiaries who PCC notifies Foundation Bancorp in writing at least ten (10) Business Days prior to the Effective Time that PCC does not intend to offer continued employment with PCB after the Effective Date. Such employees to whom PCC does not intend to offer continued employment, and whose employment is therefore terminated, along with any Continuing Employee whose employment is terminated during the six (6) month period following the Effective Time (other than for cause), shall be entitled to receive the benefits and severance pay in accordance with Section 7.7(i) below. The employment of the Continuing Employees shall be subject to the terms, conditions and policies of employment that apply to similarly situated employees of PCB. To the extent that the Continuing Employees do not continue to be covered after the Effective Time by the Foundation Bancorp Plans that provide medical, dental and other welfare benefits (the “Foundation Bancorp Welfare Plans”), PCC shall use commercially reasonable efforts to amend its medical, dental and other welfare plans (the “PCB Welfare Plans”) and procedures so that (1) for the plan year including the Effective Date, the Continuing Employees and their eligible dependents shall not be required to satisfy any deductible, out-of-pocket maximum or similar requirements under the PCB Welfare Plans to the Continuing Employees to the extent of amounts previously credited for such purposes under the corresponding the Foundation Bancorp Welfare Plans and (2) any waiting periods, pre-existing condition exclusions or limitations and requirements to show evidence of good health contained in such PCB Welfare Plans shall be waived with respect to the Continuing Employees and their eligible dependents (except to the extent any such waiting period, pre-existing condition exclusion or limitation, or requirement to show evidence of good health applied under the corresponding the Foundation Bancorp Welfare Plan in which the participant participated or was otherwise eligible to participate). Continuing Employees will be given credit for their service with Foundation Bancorp or any Foundation Bancorp Subsidiary for purposes of eligibility under the PCB Welfare Plans (or, if continued by PCB, the Foundation Bancorp Welfare Plans).

(c) Except as otherwise provided in Section 7.7(a) with respect to individuals with employment or other written agreements that provide for severance payments or Section 7.7(b), Continuing Employees whose employment is thereafter terminated other than for cause (“cause” shall include failure to meet conduct or employment standards) will be provided with severance benefits by PCB based on the PCB Severance Policy. A description of the current PCB Severance Policy is included in Section 7.7(c) of the PCC Disclosure Schedule. Continuing Employees will be given credit for their service with Foundation Bancorp or any Foundation Bancorp Subsidiary for purposes of determining the amount of severance benefits under the PCB Severance Policy.

(d) For purposes of vacation benefits and sick leave, service accrued with Foundation Bancorp or any Foundation Bancorp Subsidiary shall be credited for determining a Foundation Bancorp employee’s eligibility and length of vacation and sick leave under the PCB vacation or sick leave plan, and any vacation or sick leave taken prior to the Effective Date will be subtracted under the PCB plan from the Foundation Bancorp employee’s vacation or sick leave entitlement for the calendar year in which the Effective Date occurs to the extent permitted under applicable law. A Foundation Bancorp employee’s sick leave accrued time and vacation accrued time prior to the Effective Date will be carried forward, with prospective accruals based upon PCB vacation or sick leave plans or policies.

(e) For purposes of eligibility to participate in and vesting in (but not benefit accruals under) any cash or deferred arrangement maintained by PCB that is intended to be qualified under Section 401(k) of the Code (the “PCB 401(k) Plan”), Continuing Employees shall receive credit for length of service accrued with Foundation Bancorp or any Foundation Bancorp Subsidiary and (except to the extent such credit would result in a duplication of benefits or a greater benefit may otherwise be provided in written employment contracts) shall be entitled to participate in such plans, arrangements and similar benefits then made available to similarly situated PCB employees effective as of the Effective Time.

(f) Notwithstanding anything contained herein to the contrary, (1) neither PCC nor PCB is obligated to continue to employ any employee of Foundation Bancorp or any Foundation Bancorp Subsidiary for any period of time following the Effective Date, (2) nothing in this Agreement shall limit the ability of PCC or any PCC Subsidiary to revise, amend or terminate any Employee Benefit Plan, PCB Welfare Plan or other employee benefit plan, program or policy from time to time, (3) nothing in this Agreement shall be construed as an amendment of any Employee Benefit Plans or PCB Welfare Plan, and (4) no provision of this Section 7.7 shall create any third party beneficiary rights in any employee, director, former employee or former director (including any beneficiary or dependent of such employee, director, former employee or former director) of Foundation Bancorp or any Foundation Bancorp Subsidiary in respect of continued employment or service (or resumed employment or service) or any other matter.

(g) Prior to the Effective Date, Foundation Bancorp shall take all actions necessary or appropriate to terminate the Foundation Bancorp Stock Plan and the qualified cash or deferred arrangement maintained by Foundation Bancorp (the “Foundation Bancorp 401(k) Plan”), including adoption of an appropriate resolution of the Foundation Bancorp Board. In addition, prior to the Effective Date, Foundation Bancorp and each Foundation Bancorp Subsidiary shall upon reasonable request of PCC (taking into account time considerations, the ability to make any relations actions contingent on the Closing occurring, and the need for consent from any third parties, including employees), take all reasonable actions requested by PCB in writing that may be necessary or appropriate to (1) cause one or more of the other Foundation Bancorp Plans to terminate as of the Effective Date, or as of the date immediately preceding the Effective Date, subject to the terms of the Foundation Bancorp Plans and applicable law, (2) cause benefit accruals and entitlements under any Foundation Bancorp Plan to cease as of the Effective Date, or as of the date immediately preceding the Effective Date, (3) make a good faith effort to cause the continuation on and after the Effective Date of any contract, arrangement or insurance policy relating to any Foundation Bancorp Plan for such period as may be requested by PCB, or (4) facilitate the merger of any Foundation Bancorp Plan into any employee benefit plan maintained by PCB after the Effective Date. All resolutions, notices, or other documents issued, adopted or executed in connection with the implementation of this Section 7.7(g) shall be subject to PCB’s prior review and approval.

(h) Prior to the Effective Time, Foundation Bancorp and each Foundation Bancorp Subsidiary shall cooperate with PCB to allow PCB, in its sole discretion, but subject to reasonable procedures and limitations established by Foundation Bancorp, to (1) arrange and conduct for employees of Foundation Bancorp or any Foundation Bancorp Subsidiary, an open enrollment period for PCB Welfare Plans (to the extent such plans will be made available to such employees) and employee orientation sessions (with such sessions to be held at times reasonably agreed to by PCB and Foundation Bancorp), and (2) meet with employees of Foundation Bancorp or any Foundation Bancorp Subsidiary (either individually or in groups) during breaks, or as otherwise agreed to by PCB and Foundation Bancorp.

(i) At the Effective Time or such later time when a termination of employment occurs, as applicable, except with respect to those officers or employees of Foundation Bancorp or any Foundation Bancorp Subsidiary who are party to an employment agreement or other agreement providing for greater severance benefits with Foundation Bancorp or with such Foundation Bancorp Subsidiary, PCC shall pay to (1) those employees of Foundation Bancorp or any Foundation Bancorp Subsidiary who are not Continuing Employees and (2) Continuing Employees whose employment is terminated in the six (6) month period following the Effective Time, an amount of severance pay in cash equal to two (2) weeks’ salary for every year of service with Foundation Bancorp or any Foundation Bancorp Subsidiary, subject to a minimum severance pay amount of four (4) weeks’ salary.

(j) PCB shall take all steps reasonably necessary to permit each Continuing Employee who has received an eligible rollover distribution (as defined in Section 402(c)(4) of the Code) from the Foundation Bancorp 401(k) Plan to roll over such eligible distribution as part of any lump sum distributions, to the extent permitted by the Foundation Bancorp 401(k) Plan, into an account under the PCB 401(k) Plan.

7.8 Indemnification of Directors and Officers; D&O Insurance.

(a) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action, suit, proceeding or investigation in which any person who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Date, a director or officer of Foundation Bancorp or the Bank (the “Indemnified Parties”) is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he or she is or was a director, officer or employee of Foundation Bancorp or the Bank, or (ii) this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or after the Effective Date, the parties hereto agree to cooperate and use their reasonable best efforts to defend against and respond thereto. On and after the Effective Time, PCC shall indemnify and hold harmless, as and to the fullest extent permitted under applicable law, the Foundation Bancorp Articles and Foundation Bancorp Bylaws, and the Bank Articles and the Bank Bylaws, the Indemnified Parties against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by applicable law upon receipt of an undertaking to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification), judgments and fines incurred in connection with any such threatened or actual claim, action, suit, proceeding or investigation, and in the event of any such threatened or actual claim, action, suit, proceeding or investigation, the Indemnified Parties may retain counsel reasonably satisfactory to them; provided, however, that (1) PCC shall have the right to assume the defense thereof and upon such assumption PCC shall not be liable to any Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by any Indemnified Party in connection with the defense thereof, except that if PCC elects not to assume such defense or counsel for the Indemnified Parties reasonably advises the Indemnified Parties that there are issues which raise conflicts of interest between PCC and the Indemnified Parties, the Indemnified Parties may retain counsel reasonably satisfactory to them after notification, and PCC shall pay the reasonable fees and expenses of such counsel for the Indemnified Parties; (2) PCC shall not be liable for any settlement effected without its prior written consent, which shall not be unreasonably withheld, conditioned, or delayed; and (3) PCC shall have no obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and non-appealable, that indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law; provided further, however, that any such determination shall not limit or affect the availability of insurance protection, as set forth in Section 7.8(d), unless the insurance policy provides for such a limitation or otherwise excludes coverage under such circumstances.

(b) Any Indemnified Party wishing to claim indemnification under Section 7.8(a), upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify PCC thereof in writing, provided that the failure to so notify PCC shall not relieve PCC of its obligations hereunder except to the extent that such failure materially prejudices PCC. PCC’s obligations under Section 7.8(a) continue in full force and effect for a period of six (6) years from the Effective Date; provided, however, that all rights to indemnification in respect of any claim asserted or made within such period shall continue until the final disposition of such claim.

(c) PCC agrees that all rights to indemnification in favor of an Indemnified Party as provided in the Foundation Bancorp Articles or Foundation Bancorp Bylaws, or the Bank Articles and the Bank Bylaws, as in effect as of the date of this Agreement, with respect to matters occurring prior to the Effective Time, shall survive the Mergers and continue in full force and effect in accordance with their terms, and shall be honored by PCC or its successor as if they were the indemnifying party thereunder, without any amendment thereto, for a period of six (6) years from the Effective Date. Nothing in this Section 7.8(c) shall require any amendment to the articles of incorporation of PCC or PCB.

(d) Prior to the Effective Time, Foundation Bancorp shall and, if Foundation Bancorp is unable to, PCC shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay for “tail” insurance with a claims period of at least six (6) years from and after the Effective Time with respect to directors’ and officers’ liability insurance (collectively, “D&O Insurance”) with benefits and levels of coverage at least as favorable to the Indemnified Parties as Foundation Bancorp’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); provided, however, that in no event shall Foundation Bancorp or PCC expend for “tail” insurance policies a premium amount in excess of 300% of the annual premiums currently paid by Foundation Bancorp for such insurance. If Foundation Bancorp and the Surviving Corporation for any reason fails to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and PCC shall cause the Surviving Corporation to, continue to maintain in effect for a period of at least six (6) years from and after the Effective Time the D&O Insurance in place as of the date of this Agreement with benefits and levels of coverage at least as favorable to the Indemnified Parties as provided in Foundation Bancorp’s existing policies as of the date of this Agreement, or the Surviving Corporation shall, and PCC shall cause the Surviving Corporation to, purchase comparable D&O Insurance for such six (6) year period with benefits and levels of coverage at least as favorable to the Indemnified Parties as provided in Foundation Bancorp’s existing policies as of the date of this Agreement; provided, however, that in no event shall PCC or the Surviving Corporation be required to expend for such policies an annual premium amount in excess of 300% of the annual premiums currently paid by Foundation Bancorp for such insurance; and, provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation shall, and PCC shall cause the Surviving Corporation to, obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(e) If PCC or any of its successors or assigns (1) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (2) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of the surviving corporation shall assume all of the obligations set forth in this Section 7.8.

(f) The provisions of Section 7.8(a), (b), (c), (d) and (e) are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their heirs and their representatives following consummation of the Mergers.

(g) Notwithstanding the foregoing provisions of this Section 7.8, PCC shall have no obligation to indemnify an Indemnified Party against a claim asserted by another Indemnified Party, or any affiliate of Foundation Bancorp or any Foundation Bancorp Subsidiary.

7.9 Trust Preferred Securities. PCC acknowledges that Foundation Statutory Trust I holds subordinated debentures issued by Foundation Bancorp (the “Debentures”) pursuant to that certain Indenture, dated as of August 10, 2006, by and between Foundation Bancorp and Wilmington Trust Company, as trustee (the “Indenture”). PCC agrees that at the Effective Time, it shall expressly assume all of Foundation Bancorp’s obligations under the Indenture relating to the Debentures (including, without limitation, being substituted for Foundation Bancorp) and execute any and all documents, instruments and agreements, including any supplemental indentures, guarantees, officer’s certificates, opinions of counsel and declarations of trust required by the Indenture, or as may reasonably be requested by the trustee thereunder, and thereafter shall perform all of Foundation Bancorp’s obligations with respect to the Indenture (the “Trust Preferred Assumption”).

8. CONDITIONS PRECEDENT.

8.1 Conditions to Each Party’s Obligation. The respective obligations of each party to consummate the Mergers is subject to the fulfillment or written waiver, prior to the Effective Time, of each of the following conditions:

(a) Shareholder Approval. Approval of the principal terms of the Merger by the requisite vote of the shareholders of Foundation Bancorp shall have been obtained.

(b) No Injunction. No Order restraining, enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated by this Agreement shall be in effect.

(c) Regulatory Approvals. All consents, orders, waivers and approvals from Regulatory Authorities required to consummate the transactions contemplated by this Agreement shall have been obtained and shall remain in full force and effect, and all statutory or regulatory waiting periods in respect thereof shall have expired.

(d) Registration Statement. The Registration Statement will have become effective as specified in Section 7.3, and no stop order suspending the effectiveness of such Registration Statement will have been issued or remain in effect, and no proceedings for that purpose will have been initiated or threatened by the SEC, the basis for which still exists.

(e) Nasdaq Listing. The shares of PCC Common Stock to be issued in the Merger shall have been approved for quotation on Nasdaq (or such other exchange on which the PCC Common Stock may become listed) if so required and shall be freely tradable.

8.2 Conditions to Obligations of PCC and PCB.

The obligation of PCC and PCB to consummate the Mergers is subject to the fulfillment or written waiver by PCC, prior to the Effective Time, of each of the following conditions:

(a) Continuing Accuracy of Representations and Warranties. The representations and warranties of each of Foundation Bancorp and the Foundation Bancorp Subsidiaries set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date); provided, however, that no representation or warranty of Foundation Bancorp or any Foundation Bancorp Subsidiary (other than the representations and warranties set forth in Section 4.1 (Organization, Standing and Authority), Section 4.16 (Corporate and Shareholder Approval of Agreement, Binding Obligations) and Section 4.28 (Brokers and

Finders), each of which shall be true and correct in all material respects; other than the representations and warranties set forth in Section 4.2 (Authorized and Outstanding Stock and Other Rights), which shall be true and correct in all respects, except with regard to changes to the number of shares stated in that representation and warranty in an amount in value not to exceed $250,000 in the aggregate; and other than the representations and warranties set forth in the first sentence of Section 4.14 (No Material Adverse Effect), which shall be true and correct in all respects) shall be deemed untrue or incorrect for any purposes hereunder as a consequence of the existence of any fact, event or circumstance inconsistent with such representation or warranty, unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty of Foundation Bancorp or the Foundation Bancorp Subsidiaries, has had or would reasonably be expected to result in a Material Adverse Effect on Foundation Bancorp and the Foundation Bancorp Subsidiaries taken as a whole; provided, further, however, that for purposes of determining whether a representation or warranty is true and correct for purposes of this Section 8.2(a), any qualification or exception for, or reference to, materiality (including the terms “material,” “materially,” “in all material respects,” “Material Adverse Effect” or similar terms or phrases) in any such representation or warranty shall be disregarded.

(b) Performance. Foundation Bancorp shall have performed in all material respects all obligations required to be performed on its part by this Agreement, and shall have complied in all material respects with all covenants required to be complied with on its part by this Agreement, at or prior to the Effective Time.

(c) Total Shareholders’ Equity. At least five (5) Business Days prior to the Effective Time, Foundation Bancorp shall provide PCC with Foundation Bancorp’s consolidated financial statements as of the close of business on the last day of the month prior to the Effective Time. Such financial statements shall have been prepared in accordance with GAAP consistently applied and other applicable accounting and regulatory requirements, and reflect all appropriate period-end accruals and other adjustments. At the close of business on the last day of the month preceding the Effective Time, Foundation Bancorp shall have Total Shareholders’ Equity equal to $46,128,000. Such financial statements shall be accompanied by a certificate of the chief financial and executive officers of Foundation Bancorp in the form attached hereto as Exhibit D.

(d) Dissenting Shareholders. Holders of not more than ten percent (10%) of the issued and outstanding shares of Foundation Bancorp Common Stock and that number of shares of Foundation Bancorp Common Stock into which the shares of Foundation Bancorp Preferred Stock shall be convertible shall have demanded or be entitled to demand payment of the fair value of their Dissenters’ Shares under applicable provisions of the WBCA.

(e) Fairness Opinion. Foundation Bancorp shall have received the Fairness Opinion, and the Fairness Opinion shall not have been modified or withdrawn.

(f) Voting and Non-Competition Agreements. Each Voting and Non-Competition Agreement entered into by the directors and certain executive officers of Foundation Bancorp shall not have been amended or rescinded and shall remain in full force and effect immediately prior to the Effective Time.

(g) Voting Agreements. Each Voting Agreement entered into by certain principal shareholders of Foundation Bancorp shall not have been amended or rescinded and shall remain in full force and effect immediately prior to the Effective Time.

(h) Certificate. Receipt by PCC of a Certificate of the Chief Executive Officer and the Chief Financial Officer of Foundation Bancorp, dated as of the Effective Date, certifying to the best of their Knowledge the fulfillment of the conditions specified in Sections 8.2(a), (b), (c), (e), (f) and (g) hereof, and such other matters with respect to the fulfillment by Foundation Bancorp of any of the conditions of this Agreement as PCC may reasonably request.

(i) Delivery of Closing Documents. On or prior to the Effective Date, PCC shall have received all documents required to be received from Foundation Bancorp pursuant to the terms of this Agreement and otherwise as may be reasonably requested by PCC, all in form and substance reasonably satisfactory to PCC and set forth on Schedule 8.2(i).

8.3 Conditions to Obligations of Foundation Bancorp and the Bank.

The obligation of Foundation Bancorp and the Bank to consummate the Mergers is subject to the fulfillment or written waiver by Foundation Bancorp, prior to the Effective Time, of each of the following conditions:

(a) Continuing Accuracy of Representations and Warranties. The representations and warranties of each of PCC and PCB set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date); provided, however, that no representation or warranty of PCC or PCB (other than the representations and warranties set forth in Section 5.1 (Organization, Standing and Authority), Section 5.9 (Corporate and Shareholder Approval of Agreement, Binding Obligations) and Section 5.10 (Brokers and Finders), each of which shall be true and correct in all material respects; other than the representations and warranties set forth in Section 5.2 (Authorized and Outstanding Stock and Other Rights), which shall be true and correct in all respects with regard to changes to the number of shares stated in those representations and warranties in an amount in value not to exceed $250,000 in the aggregate; and other than the representations and warranties set forth in the first sentence of Section 5.7 (No Material Adverse Effect), which shall be true and correct in all respects) shall be deemed untrue or incorrect for any purposes hereunder as a consequence of the existence of any fact, event or circumstance inconsistent with such representation or warranty, unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty of PCC or PCB, has had or would reasonably be expected to result in a Material Adverse Effect on PCC and PCB taken as a whole; provided, further, however, that for purposes of determining whether a representation or warranty is true and correct for purposes of this Section 8.3(a), any qualification or exception for, or reference to, materiality (including the terms “material,” “materially,” “in all material respects,” “Material Adverse Effect” or similar terms or phrases) in any such representation or warranty shall be disregarded.

(b) Performance; Compliance. PCC shall have performed in all material respects all obligations required to be performed on its part by this Agreement, and shall have complied in all material respects with all covenants required to be complied with on its part by this Agreement, prior to or at the Effective Time.

(c) Fairness Opinion. Foundation Bancorp shall have received the Fairness Opinion, and the Fairness Opinion shall not have been modified or withdrawn.

(d) Tax Opinion. Foundation Bancorp shall have received the written opinion of Sidley Austin LLP, in form and substance reasonably satisfactory to Foundation Bancorp, dated as of the Effective Date, substantially to the effect that, on the basis of the facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. In rendering any such opinion, such counsel may require and rely upon representations and covenants, including those contained in certificates of officers of PCC, Foundation Bancorp and others, reasonably satisfactory in form and substance to such counsel.

(e) Certificate. Receipt by Foundation Bancorp of a Certificate of the President and Chief Financial Officer of PCC, dated as of the Effective Date, substantially in the form attached hereto as Exhibit E, certifying to the best of their Knowledge the fulfillment of the conditions specified in Sections 8.3(a) and (b) hereof and such other matters with respect to the fulfillment by PCC of any of the conditions of this Agreement as Foundation Bancorp may reasonably request.

(f) Trust Preferred Assumption. PCC shall have executed and delivered, subject to the effectiveness of the Merger, all documents required to be executed by PCC to effect the Trust Preferred Assumption.

9. CLOSING.

Subject to the satisfaction or waiver of the conditions set forth in Section 8, the closing of the Mergers (the “Closing”) will take place remotely via the electronic exchange of signature pages and closing deliverables, or such other location as the parties may mutually agree, at such time and on the date designated by PCC that is within ten (10) days following the day on which the conditions to closing set forth in Section 8 of this Agreement are satisfied or waived other than those conditions that by their nature are to be satisfied at the Closing (the “Effective Date”), or at such other time and place as the parties may agree.

10. TERMINATION.

10.1 Procedure for Termination. This Agreement may be terminated before the Effective Date:

(a) By the mutual written consent of Foundation Bancorp and PCC;

(b) By either Foundation Bancorp or PCC, if its Board of Directors so determines by vote of a majority of the members of its entire Board of Directors, upon written notice to the other party, if at the time of such notice the Merger shall not have become effective by April 30, 2017 (or such later date as shall have been agreed to in writing by PCC and Foundation Bancorp), except to the extent that the failure of the Merger to be consummated arises out of or results from the action or inaction of the party seeking to terminate, which action or inaction is in material violation of its obligations under this Agreement;

(c) By PCC or Foundation Bancorp, in the event of either: (i) a material breach by the other party of any representation or warranty contained herein, which breach cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching party of such breach; or (ii) a material breach by the other party of any of the covenants or agreements contained herein, which breach cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching party of such breach, provided that (A) such breach (under either clause (i) or (ii)) would entitle the non-breaching party not to consummate the Merger under Section 8.2 (if PCC is the non-breaching party) or Section 8.3 (if Foundation Bancorp is the non-breaching party), and (B) the terminating party is not itself in material breach of any provision of this Agreement;

(d) By Foundation Bancorp, prior to the time, but not after, the approval of this Agreement by the shareholders of Foundation Bancorp at the Foundation Bancorp Meeting has occurred, if: (i) Foundation Bancorp is not in material breach of this Agreement; (ii) Foundation Bancorp receives an unsolicited bona fide Acquisition Proposal that is not withdrawn and the Foundation Bancorp Board determines in good faith it constitutes a Superior Proposal; (iii) the Foundation Bancorp Board determines in good faith (after consultation with outside, legal counsel and independent financial advisors) that failure to accept such Superior Proposal would be more likely than not inconsistent with its fiduciary obligations; (iv) Foundation Bancorp provides PCC prior written notice at least three (3) Business Days prior to terminating this Agreement, which notice shall state that the Foundation Bancorp Board has received a Superior Proposal and, absent any revision to the terms and conditions of this Agreement, the Foundation Bancorp Board has determined to terminate this Agreement pursuant to this Section 10.1(d); (v) during such three (3) Business Day period, Foundation Bancorp negotiates in good faith with PCC (to the extent PCC wishes to negotiate) to enable PCC to make an improved offer such that the Acquisition Proposal at issue would cease to constitute a Superior Proposal; (vi) at the end of such three (3) Business Day period (or such earlier time that PCC advises Foundation Bancorp that it no longer wishes to negotiate to amend this Agreement), the Foundation Bancorp Board, after taking into account any modification to the terms of this Agreement and the Merger proposed by PCC, continues to believe that, such Acquisition Proposal constitutes a Superior Proposal, and Foundation Bancorp enters into a definitive agreement for such Superior Proposal; and (vii) Foundation Bancorp, prior to such termination of this Agreement, pays to PCC in immediately available funds any amounts required to be paid pursuant to Sections 10.2.2(a) and 10.2.2(b) hereof;

(e) By either party, if any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable (whether before or after the approval of the Merger by the shareholders of Foundation Bancorp);

(f) By either party, if the shareholders of Foundation Bancorp fail to approve the principal terms of this Agreement at the Foundation Bancorp Meeting (provided that a party shall not be permitted to terminate this Agreement if the failure to obtain the required shareholder approval is attributable to a failure on the part of such party to perform any material obligation required hereunder to be performed by such party); or

(g) By PCC, if the Foundation Bancorp Board (i) submits this Agreement to its shareholders without a recommendation for approval or with any adverse conditions on, or qualifications of, such recommendation for approval; (ii) otherwise withdraws or materially and adversely modifies (or discloses its intention to withdraw or materially and adversely modify) its recommendation referred to in Section 6.6; or (iii) recommends to its shareholders a Superior Proposal.

10.2 Effect of Termination.

10.2.1 Except as provided in Section 11.17 and subject to Sections 10.2.2 and 10.2.3, in the event this Agreement is terminated pursuant to Section 10.1(a), 10.1(b), or 10.1(e), this Agreement shall become wholly void and of no further force and effect, and there shall be no liability on the part of any party or its respective Board of Directors or officers as a result of such termination or abandonment.

10.2.2 (a) If this Agreement is terminated (i) by PCC pursuant to Section 10.1(c), (ii) by Foundation Bancorp pursuant to Section 10.1(d), or (iii) by PCC pursuant to Section 10.1(g), then Foundation Bancorp agrees to pay to PCC the sum of $1,000,000 to be paid by wire transfer of immediately available funds to an account designated by PCC within ten (10) Business Days after PCC’s request (except in the case of a termination by Foundation Bancorp pursuant to Section 10.1(d) in which case such payment shall be made prior to such termination).

(b) If this Agreement is terminated (i) by PCC pursuant to Section 10.1(c), (ii) by Foundation Bancorp pursuant to Section 10.1(d), (iii) by either party pursuant to Section 10.1(f) or (iv) by PCC pursuant to Section 10.1(g), and Foundation Bancorp publicly announces a proposal, plan or intention to do, and enters into any agreement to engage in, any transaction described in items (1), (2) or (3) of the definition of Acquisition Proposal prior to the date that is twelve (12) months from the date of termination, and such Acquisition Proposal had been proposed prior to the date of the Foundation Bancorp Meeting, in the case of termination pursuant to Section 10.1(f) or Section 10.1(g), or prior to the date of termination, in the case of termination pursuant to Section 10.1(c) or Section 10.1(d), then Foundation Bancorp will, within ten (10) Business Days after PCC’s request (except in the case of a termination by Foundation Bancorp pursuant to Section 10.1(d) in which case such payment shall be made prior to such termination), pay PCC the sum of $2,000,000 (reduced by any amounts paid or payable pursuant to Section 10.2.2(a)) by wire transfer of immediately available funds to an account designated by PCC.

(c) Foundation Bancorp acknowledges that the agreements contained in this Section 10.2.2 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, PCC would not enter into this Agreement; accordingly, if Foundation Bancorp fails to promptly pay any amounts due pursuant to this Section 10.2.2, and, in order to obtain such payment, PCC commences an action in a court of law which results in a judgment against Foundation Bancorp for any of the amounts provided for in this Section 10.2.2, Foundation Bancorp shall pay to PCC the costs and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on the amount thereof at a rate per annum equal to the prime rate published in The Wall Street Journal on the date that such payment was required to be made plus 300 basis points.

(d) If this Agreement is terminated by Foundation Bancorp pursuant to Section 10.1(c), then PCC agrees to pay to Foundation Bancorp the sum of $2,000,000 to be paid by wire transfer of immediately available funds to an account designated by Foundation Bancorp within ten (10) Business Days after Foundation Bancorp’s request. PCC acknowledges that the agreements contained in this Section 10.2.2(d) are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Foundation Bancorp would not enter into this Agreement; accordingly, if PCC fails to promptly pay any amounts due pursuant to this Section 10.2.2(d), and, in order to obtain such payment, Foundation Bancorp commences an action in a court of law which results in a judgment against PCC for any of the amounts provided for in this Section 10.2.2(d), PCC shall pay to Foundation Bancorp the costs and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on the amount thereof at a rate per annum equal to the prime rate published in The Wall Street Journal on the date that such payment was required to be made plus 300 basis points.

10.2.3 Notwithstanding the provisions of Sections 10.2.1 and 10.2.2, or any other provisions hereof, no party shall be relieved or released from any liabilities or damages arising out of its knowing and willful breach of any provision of this Agreement.

10.3 Documents. In the event of termination of this Agreement, each party will promptly deliver to the other party all originals and copies of documents and work papers obtained from the other party, whether so obtained before or after the execution hereof.

11. MISCELLANEOUS PROVISIONS.

11.1 Amendment or Modification. Prior to the Effective Date, this Agreement and the Agreement of Merger may be amended or modified, either before or after approval by the shareholders of Foundation Bancorp, only by an agreement in writing executed by the parties hereto upon approval of their respective Boards of Directors, except to the extent shareholder approval is required under applicable law. Notwithstanding anything to the contrary contained in this Section 11.1, PCC shall have the right, without amendment to this Agreement, but with the prior written consent of Foundation Bancorp, to restructure the form of the transactions contemplated by this Agreement if necessary for regulatory or other good business or Tax reason, provided that any such change to the transaction structure shall not (i) adversely affect the form, amount or nature of the Merger Consideration, (ii) materially impede or delay consummation of the Merger, (iii) jeopardize or materially delay receipt of any consent, order, waiver or approval of a Regulatory Authority required to consummate the transactions contemplated by this Agreement, or (iv) adversely affect the U.S. federal income tax consequences to Foundation Bancorp, the Bank, or Foundation Bancorp’s shareholders.

11.2 Public Statements. Each party agrees that it will not, without the prior approval of the other party, which shall not be unreasonably withheld, issue any press release or written statement for general circulation relating to the transactions contemplated by this Agreement. The consent provided for in this Section 11.2 shall not be required if the delay would preclude the timely issuance of a press release or written statement required by law or any applicable regulations. The provisions of this Section 11.2 shall not be construed as limiting the parties from communications consistent with the purposes of this Agreement, including but not limited to seeking regulatory and shareholder approvals necessary to complete the transactions contemplated by this Agreement.

11.3 Confidentiality. Each party shall treat the non-public information that it obtains from the other parties to this Agreement in accordance with the Confidentiality Agreement.

11.4 Waivers and Extensions. Each of the parties hereto may, by an instrument in writing, extend the time for or waive the performance of any of the obligations of the other parties hereto or waive compliance by the other parties hereto of any of the covenants or conditions contained herein or in the Agreement of Merger, other than those required by law. No such waiver or extension of time shall constitute a waiver of any subsequent or other performance or compliance. No such waiver shall require the approval of the shareholders of any party.

11.5 Expenses. Subject to Section 7.3(d), each of the parties hereto shall pay their respective expenses in connection with this Agreement and the transactions contemplated thereby, including without limitation expenses related to legal, accounting and advisory services (including financial advisory services and all contract termination costs and fees required to enable Foundation Bancorp to effect the Merger and not requested by

PCC) (collectively, the “Transaction Expenses”). At least five (5) Business Days prior to the Effective Time, Foundation Bancorp shall submit to PCC an itemized list of its Transaction Expenses incurred or to be incurred prior to the Effective Time; provided that Foundation Bancorp’s Transaction Expenses shall not exceed $1,200,000. To the extent that Foundation Bancorp’s aggregate Transaction Expenses, on an after-Tax basis (such basis to be determined using Foundation Bancorp’s then effective Tax rate), exceed $1,200,000, any excess shall reduce the Per Share Cash Consideration by the quotient of (i) such excess divided by (ii) the total number of shares of issued and outstanding Foundation Bancorp Common Stock (including that number of shares of Foundation Bancorp Common Stock into which the shares of Foundation Bancorp Preferred Stock shall be convertible). For purposes of this Agreement, “Transaction Expenses” shall not include any costs or expenses incurred or accrued by Foundation Bancorp in connection with or arising out of: (i) any retention, severance or change in control payments made or to be made to employees of Foundation Bancorp or any Foundation Bancorp Subsidiary and approved by PCC; (ii) the acceleration of unvested Foundation Bancorp RSUs; (iii) any other payments listed in Section 6.2(n) of the Foundation Bancorp Disclosure Schedule; (iv) any legal action brought by a shareholder of Foundation Bancorp in connection with the transactions contemplated by this Agreement; (v) the required payment of the Cumulative Cash Dividend; and (vi) the purchase by Foundation Bancorp of the “tail” insurance policy pursuant to Section 7.8 of this Agreement.

11.6 Binding Effect, No Assignment. This Agreement and all the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder, shall be assigned by any of the parties hereto without the prior written consent of the other parties.

11.7 Representations and Warranties. The respective representations and warranties of each party hereto contained herein shall not be deemed to be waived or otherwise affected by any investigation made by the other parties and shall expire as of the Effective Date.

11.8 Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to seek specific performance of the terms hereof, this being in addition to any other remedies to which they are entitled at law or equity, in tort or any other claims.

11.9 No Benefit to Third Parties. Except as expressly set forth in Section 7.8, nothing herein expressed or implied is intended or shall be construed to confer upon or give any person or entity, other than the parties hereto, any right or remedy under or by reason hereof. Subject to Section 11.17, representations, warranties and covenants of PCC and PCB herein are for the benefit of Foundation Bancorp and the Bank only and expire as of the Effective Date. Subject to Section 11.17, representations, warranties and covenants of Foundation Bancorp and the Foundation Bancorp Subsidiaries herein are for the benefit of PCC and PCB only and expire as of the Effective Date.

11.10 Notices. Any notice, demand or other communication permitted or desired to be given hereunder shall be in writing and shall be deemed to have been sufficiently given or served for all purposes if personally delivered or mailed by registered or certified mail, return receipt requested, or sent via confirmed facsimile or by electronic mail (the receipt of which is confirmed in writing), to the respective parties at their addresses or facsimile numbers set forth below:

If to PCC or PCB:

Pacific Continental Corporation

Mr. Roger Busse

Mr. Casey Hogan

111 West 7th Avenue

Eugene, OR 97401

(541) 686-8685 (phone)

(541) 344-2807 (facsimile)

Copies of Notices to PCC or PCB to (which shall not constitute notice hereunder):

Pillsbury Winthrop Shaw Pittman LLP

Patricia F. Young, Esq.

Rodney R. Peck, Esq.

Four Embarcadero Center, Suite 2200

San Francisco, CA 94111

(415) 983-1000 (phone)

(415) 983-1200 (facsimile)

If to Foundation Bancorp or the Bank:

Foundation Bancorp

Mr. Duane C. Woods

Vice Chairman and Interim Chief Executive Officer

Foundation Bancorp, Inc.

1110 112th Avenue, NE, Suite 200

Bellevue, WA 98004

(425) 691-5000 (phone)

(425) 691-5002 (facsimile)

Copies of Notices to Foundation Bancorp or the Bank to (which shall not constitute notice hereunder):

Vijay S. Sekhon

Sidley Austin LLP

1999 Avenue of the Stars

17th Floor

Los Angeles, CA 90067

(310) 595-9507 (phone)

vsekhon@sidley.com (email)

Any party from time to time may change such address or facsimile number by so notifying the other parties hereto of such change, which address or number shall thereupon become effective for purposes of this Section 11.10.

11.11 Governing Law. This Agreement, the Mergers and the other transactions contemplated hereby shall be governed by and subject to the applicable federal banking laws of the United States of America and, to the extent state law would apply, rather than such federal laws, to the laws of the State of Oregon (determined without reference to the choice of law provisions thereof).

11.12 Entire Agreement. Except for the Confidentiality Agreement, this Agreement, including all of the schedules and exhibits hereto and other documents or agreements referred to herein, constitutes the entire agreement between the parties with respect to the Mergers and other transactions contemplated hereby and supersedes all prior agreements and understandings between the parties with respect to such matters.

11.13 Headings. The article and section headings in this Agreement are for the convenience of the parties and shall not affect the interpretation of this Agreement.

11.14 Counterparts. At the convenience of the parties, this Agreement may be executed in counterparts, and each such executed counterpart shall be deemed to be an original instrument, but all such executed counterparts together shall constitute but one Agreement.

11.15 Material Adverse Effect. As used in this Agreement, a “Material Adverse Effect” means, with respect to PCC or Foundation Bancorp, any circumstance, occurrence or change that (i) is material and adverse to the financial condition, results of operations, or business of PCC or Foundation Bancorp and their respective Subsidiaries, taken as a whole, as the case may be, including with respect to currently pending litigation, or (ii) would impair the ability of either PCC or Foundation Bancorp, respectively, to complete the Mergers and the other transactions contemplated by this Agreement; provided, however, that a material adverse effect shall not be deemed to include effects arising out of, relating to, or resulting in any way from: (a) changes in banking and similar laws, rules or regulations of general applicability or interpretations thereof by Governmental Authorities, or other laws, rules and regulations of general applicability to companies in the industries in which PCC or Foundation Bancorp operate; (b) changes in GAAP or regulatory accounting requirements applicable to banks and their holding companies generally; (c) changes after the date hereof in economic, business, political, market or financial conditions affecting financial institutions generally; (d) any decline in the trading price of the common stock of Foundation Bancorp or PCC or a failure by Foundation Bancorp or PCC, as the case may be, to meet any published analyst estimates of revenues or earnings for any period ending on or after the date of this Agreement and prior to the Closing, provided, however, that the exception in this clause (d) shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such failure has resulted in, or contributed to, a Material Adverse Effect; (e) changes after the date hereof in the credit markets generally, and downgrades in the credit markets generally, or adverse credit events resulting in deterioration in the credit markets generally; (f) any modifications or changes to valuation policies and practices in connection with the Mergers or restructuring charges taken in connection with the Mergers, each in accordance with GAAP as agreed to by the parties hereto, which agreement shall not be unreasonably withheld; or (g) the entry into or the announcement of this Agreement or the transactions contemplated hereby or the compliance by Foundation Bancorp or the Bank with the terms of this Agreement, including without limitation, the completion of the transactions contemplated hereby; provided, further, that, with respect to clauses (a), (b), (c), and (e) such change, event, circumstance or development does not have an effect that is materially disproportionately adverse to the financial condition, results of operations, or business of Foundation Bancorp or PCC, as the case may be, compared to other companies of similar size operating in the banking markets in which Foundation Bancorp or PCC operates.

11.16 Tax Treatment.

(a) Each of PCC and Foundation Bancorp acknowledge and agree that it intends for U.S. federal income tax purposes that the Merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code. The parties hereto hereby adopt this Agreement for purposes of Section 368(a) of the Code as a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g).

(b) From and after the date of this Agreement until the Effective Time, each party hereto shall cause the Merger to qualify, and will not take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act could prevent the Merger from qualifying, as a reorganization within the meaning of Section 368(a) of the Code. Following the Effective Time, none of the Surviving Corporation, any Foundation Bancorp Subsidiary or any of their affiliates shall take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act could cause the Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code; provided that (1) each party acknowledges it believes that the consummation of the Bank Merger will not cause the Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code and agrees that consummation of the Bank Merger will not be a breach of this Section 11.16(b), and (2) neither party shall take any position inconsistent with the position described in clause (1) immediately above on any Tax Return, or in the course of any audit, litigation or other proceeding with respect to U.S. federal, state or local income Taxes, except as otherwise required by applicable legal requirements following a final determination by a court of competent jurisdiction or other final administrative decision by an applicable Governmental Authority.

(c) Each of PCC and Foundation Bancorp agrees to prepare and file all U.S. federal income Tax Returns in accordance with the foregoing provisions of this Section 11.16 and shall not take any position inconsistent therewith on any such Tax Return, or in the course of any audit, litigation or other proceeding with respect to U.S. federal income Taxes, except as otherwise required by applicable legal requirements following a final determination by a court of competent jurisdiction or other final administrative decision by an applicable Governmental Authority.

11.17 Survival. The agreements of PCC contained in Section 2, Section 7.7 and Section 7.8 of this Agreement that contemplate actions taken by PCC after Closing shall survive the consummation of the Merger. Section 10 and Section 11 of this Agreement and the Confidentiality Agreement shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger or the termination of this Agreement.

IN WITNESS WHEREOF, the parties hereto, pursuant to the approval and authority duly given by resolutions adopted by their respective Boards of Directors, have each caused this Agreement to be executed by its duly authorized officers.

PACIFIC CONTINENTAL CORPORATION

By:	/s/ Roger S. Busse
Roger S. Busse
Chief Executive Officer

PACIFIC CONTINENTAL BANK

By:	/s/ Roger S. Busse
Roger S. Busse
Chief Executive Officer

FOUNDATION BANCORP

By:	/s/ Duane C. Woods
Duane C. Woods
Vice Chairman and Interim Chief Executive Officer

FOUNDATION BANK

By:	/s/ Duane C. Woods
Duane C. Woods
Vice Chairman and Interim Chief Executive Officer